Form 20-F
period 2025-03-31
Grande Group Ltd/HK
filed 2025-07-31
CIK 2027722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-42723

GRANDE GROUP LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

 Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong
(Address of principal executive offices)

Yujie, CHEN

+852 3890 3601

vivi.chan@grande-capital.com

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.00001 per share	GRAN	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,750,000 Class A Ordinary Shares, par value of $0.00001, and 5,000,000 Class B Ordinary Shares, par value $0.00001, issued and outstanding as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended and Restated Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association of the Company adopted on November 11, 2024 and filed with the Registry of Corporate Affairs of the British Virgin Islands on November 18, 2024;

●	“BCA” are to the BVI Business Companies Act (Revised) of the BVI, as amended, supplemented or otherwise modified from time to time;

●	“BVI” are to the British Virgin Islands;

●	“CAGR” are to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Class A Ordinary Shares” are to the class A ordinary shares of Grande (as defined below), par value US$0.00001 per share;

●	“Class B Ordinary Shares” are to the class B ordinary shares of Grande (as defined below), par value US$0.00001 per share;

●	“Code of Conduct” are to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong;

●	“Controlling Shareholder” are to Grande Holding Limited, a company incorporated under the laws of the Cayman Islands;

●	“ECM” are to equity capital market;

●	“Exchange Act” are to the Securities Exchange Act of 1934;

●	“FRR” are to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“HKD,” “HK Dollar,” or “HK$” are to the legal currency of Hong Kong;

●	“HK Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong and the Rules Governing the Listing of Securities on GEM of The Stock Exchange of Hong Kong (as applicable), as amended, supplemented or otherwise modified from time to time;

●	“HKSE” are to The Stock Exchange of Hong Kong Limited;

●	“HKSFC” are to the Securities and Futures Commission of Hong Kong;

●	“HK Takeovers Codes” are to the Codes on Takeovers and Mergers and Share Buybacks issued by the HKSFC, as amended, supplemented or otherwise modified from time to time;

●	“IPO(s)” are to initial public offering(s), the listing of a company’s shares on a stock exchange;

●	“Licensed Representative(s)” are to an individual who is granted a license under section 120(1) or 121(1) of the SFO to carry on one or more than one regulated activities;

●	“Mainland China” are to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Operating Subsidiary” and “Grande Capital” are to Grande Capital Limited, a company with limited liability incorporated under the laws of Hong Kong, and a direct wholly-owned subsidiary of Grande;

●	“Ordinary Shares” are to Class A and Class B Ordinary Shares;

●	“Responsible Officer(s)” or “RO” are to a Licensed Representative who is also approved as a responsible officer under section 126 of the SFO to supervise one or more than one regulated activity of the licensed corporation to which he/she is accredited;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Sponsor Guidelines” are to the Additional Fit and Proper Guidelines for Corporations and Authorized Financial Institutions Applying or Continuing to Act as Sponsors and Compliance Advisers published by the HKSFC;

●	“Sponsor Coupling” refers to the arrangement required by HKSE as stipulated by Main Board Listing Rules Rule 3A.02 and Rule 3A.43 that, effective from 5 August 2022, as in the case of Main Board listing on the HKSE, a sponsor for IPOs in HKSE must also be appointed as one of the overall coordinators, who is an underwriter who acts as the “head of syndicates” responsible for the overall management of the share offering, coordination of book building or placing activities, and exercise control over book building activities and market allocation recommendations to the issuer;

●	“US$”, “$”, “dollars” or “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our,” “the Company” and “Grande” are to Grande Group Limited, a BVI business company, and does not include its subsidiaries, Grande Capital and Grande Securities Limited. Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiary” when we refer to our operating entity, Grande Capital Limited, as the case may be, and clearly identify the entity in which investors are purchasing an interest.

Grande is a holding company that does not have any material operations of its own, with its operations conducted in Hong Kong through its Operating Subsidiary Grande Capital, using Hong Kong dollars. The reporting currency of Grande Capital is Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The assets and liabilities are translated into U.S. dollars from Hong Kong dollars at the year-end exchange rate. Its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The year-end and year-average exchange rates are as follows:

	March 31,
	2025		2024
	Year-end	Year-average	Year-end	Year-average
U.S. dollars: Hong Kong dollars	7.8000	7.8000	7.8000	7.8000

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy, impact it may have on our operations, the demand for our products and services, and economic activity in general;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Relating to Doing Business in the Jurisdictions in which we Operate

All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of the business of our subsidiaries and may intervene or influence their operations, which could result in a material change in the operations of our Operating Subsidiary and/or the value of Grande’s Class A Ordinary Shares. Our subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

The business and operation of our Operating Subsidiary, Grande Capital, as a specialized corporate financial advisory services provider, serves companies seeking to go public, listed companies, institutional investors, or other private or public companies in return for professional fee or advisory fees. Our Operating Subsidiary is located and operate its business in Hong Kong, a special administrative region of the PRC. Although some of our clients are companies from Mainland China or companies that have shareholders and directors that are individuals from Mainland China, we and our Operating Subsidiary does not have physical presence or operation in Mainland China. Furthermore, pursuant to the Basic Law of Hong Kong, national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. There is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons. A portion of our existing clients and potential clients are companies located in Mainland China, who are listing applicant for IPO on the HKSE or public companies listed on the HKSE. As of the date of this annual report, the Mainland China companies who have engaged our Operating Subsidiary for listing sponsorship services for overseas listing in Hong Kong are “PRC domestic companies” under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which overseas listings in Hong Kong are subject to the China Securities Regulatory Commission (“CSRC”)’s review procedures and approval. For the years ended March 31, 2025 and 2024, our revenues derived from clients in Hong Kong increased by approximately $0.6 million from $2.7 million in the year ended March 31, 2024 to $3.3 million in the year ended March 31, 2025; revenues derived from clients in Mainland China decreased by approximately $0.9 million from $1.5 million in the year ended March 31, 2024 to $0.6 million in the year ended March 31, 2025; and revenues derived from clients in Singapore increased by approximately $0.1 million from $0.3 million in the year ended March 31, 2024 to $0.4 million in the year ended March 31, 2025.

As stipulated and required by the Trial Administrative Measures, as the condition for the “overseas securities companies” outside of Mainland China, such as our Operating Subsidiary, to engage the PRC domestic companies as client to act as their listing sponsors (i.e. in our case, to conduct Type 6 (advising on corporate finance activities) and Type 1 (dealing in securities) activities) for their overseas listings outside of Mainland China, the overseas securities companies, such as our Operating Subsidiary, shall be subject to the filing/reporting, verification and supervisory obligations to the CSRC regarding the overseas listing projects of the PRC domestic companies engaged, including: (1) filing and registering with CSRC as sponsors or underwriters who are being engaged by PRC domestic companies for their overseas listing, and submitting report to the CSRC annually on the relevant business activities of such overseas securities companies regarding overseas listings of PRC domestic companies; and (2) for each projects engaged by the overseas securities companies, submitting the undertakings to the CSRC that such offshore securities companies have verified and examined the documents submitted to CSRC by its clients in relation to their overseas listing, and that such documents are true, accurate and complete.

Currently, Grande Capital, our Operating Subsidiary, is registered with the CSRC under Article 21 of Trial Administrative Measures as the overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. As long as our Operating Subsidiary conducts the regulated activities in Hong Kong that involves PRC domestic companies, our Operating Subsidiary could be subject to the regulatory oversights from the CSRC under the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies, and our Operating Subsidiary may be subject to the laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong for having existing or potential clients who are companies based in Mainland China or have shareholders or directors that are Mainland China individuals.

Since the commencement of our operations and as of the date of this annual report, neither we nor our Operating Subsidiary have been informed by any PRC governmental authority, including the CSRC, of the violation of the undertaking or any obligations to the CSRC. We believe our Operating Subsidiary and we have complied with all applicable laws and regulations in connection with the engagement with PRC clients in Mainland China in all material respects. Nonetheless, we may face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may also exercise significant oversight over the conduct of business in Hong Kong. For example, if the CSRC were to believe, in the process of execution of the projects undertaken by our Operating Subsidiary, that the Operating Subsidiary is in violation of its undertakings to the CSRC, or failed to exercise proper diligence, or has made misrepresentations to the CSRC or relevant PRC authority, the CSRC and PRC authorities may issue correction order and warnings, impose of pecuniary penalties against us, the responsible staff, directors, or other officers of the Operating Subsidiary, and prohibit us and our Operating Subsidiary from providing our services to the PRC domestic companies in Mainland China, thereby causing our Operating Subsidiary to lose access to the Mainland China market. Furthermore, the Trial Administrative Measure explicitly stipulated that the CSRC may also refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of our Operation Subsidiary, and as a result, we and our Operating Subsidiary could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties, by the HKSFC.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We have no operations in Mainland China. Our Operating Subsidiary is located, and operates, in Hong Kong, a special administrative region of the PRC.

Based on our understanding of the PRC laws and regulations currently in effect as of the date of this annual report, as our Operating Subsidiary is located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiary in Hong Kong. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, data protection and overseas offering. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

Our Operating Subsidiary in Hong Kong may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purpose. However, as confirmed by our legal advisors, we believe that we and our Operating Subsidiary will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong and for our public offerings on a foreign stock exchange, since (i) our Operating Subsidiary is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in Mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this annual report, our Operating Subsidiary has in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China only and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) we and our subsidiaries do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (vi) as of the date of this annual report, neither we nor our subsidiaries have received any formal notice from any PRC cybersecurity regulator identifying us or our subsidiaries as a “critical information infrastructure operator” or requiring any ex-ante security assessment and evaluation of cross-border data transfer and our subsidiaries have processed far less than one million users’ personal information.

However, given the recent issuance of the above PRC laws and regulations related to cybersecurity and data privacy, the interpretation and implementation of these laws and regulations may be subject to revisions and we cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we and our subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, we and our subsidiaries are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we and our subsidiaries have been in compliance with the data privacy and personal information requirements of the PDPO.  However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with our IPO or future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures (the “Trial Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China.

On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that (a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this annual report, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S since neither we nor our subsidiaries are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, given the current PRC regulatory environment, it is uncertain whether we or our subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. Given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we and our subsidiaries were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we and our subsidiaries are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we and our subsidiaries may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and the operation of Operating Subsidiary and the listing of our Class A Ordinary Shares become subject to the CAC or CSRC review, we cannot assure you that we or our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost of providing the service offerings of our Operating Subsidiaries, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Our financial condition, results of operations, the value of our Class A Ordinary Shares and/or our ability to continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and our subsidiaries.

All of our operations are conducted by our Operating Subsidiary in Hong Kong. We and our subsidiaries do not have any operation, maintain office or personnel or physical presence in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. However, we and our Operating Subsidiary are subject to certain legal and operational risks associated with our Operating Subsidiary being based in Hong Kong, having all of its operations to date in Hong Kong, and having existing or potential clients that are companies based in Mainland China or have shareholders or directors that are Mainland China individuals.

There is no guarantee that if certain existing or future PRC laws become applicable to us and our subsidiaries, they will not have a material adverse impact on the business of our subsidiaries in Hong Kong, our financial condition and results of operations and/or our ability to continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and are applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs, as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and, thus, they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation may be revised from time to time. To the extent any PRC laws and regulations become applicable to us and our subsidiaries, we and our subsidiaries may be subject to the risks associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, which could materially and adversely affect our financial condition and results of operations.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to continuously list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we offered.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system.

However, if there are any changes in relation to the political arrangements which allows Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiary’s business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

There are political risks associated with conducting business in Hong Kong.

All of our business and operations are in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiary will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions.

Section 132 of the Securities and Futures Ordinance (Chapter 157 of the Laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of a HKSFC-licensed corporation in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in, or is entitled to control the exercise of, the voting power of more than 10% of the total number of issued shares of the licensed corporation, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. Further, all potential parties who will be the new substantial shareholder(s) of our HKSFC-licensed subsidiary, Grande Capital, are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of the Company, which could deprive the holders of our Class A Ordinary Shares of the opportunity to receive a premium for their Class A Ordinary Shares as part of a future sale and may reduce the price of our Class A Ordinary Shares upon the consummation of a future proposed business combination.

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since our business is conducted by our Operating Subsidiary in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares offered in our initial public offering, were denominated in United States dollars, we need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks relating to the Industry in which we Operate

Our operations are concentrated in Hong Kong. Our business performance is highly influenced by the conditions of capital and financial market in Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

All our business and operations were carried out in Hong Kong, and as the financial service provider for the capital market sectors of Hong Kong. Our results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Events with adverse impacts on investors’ confidence and risk appetites, such as riots or mass civil disobedience movements and general deterioration of the local economy, may lead to a reduction in investment or trading activities and in turn our business performance. Any change in the Hong Kong local economic, social and political environment, all of which are beyond our control, may lead to a prolonged period of sluggish market activities which would in turn have material adverse impact on our business.

The capital market and the economic conditions in general of Hong Kong are highly sensitive to conditions of the capital markets, political, social and economic conditions in Mainland China and globally. When there are unfavorable changes to the global or local market conditions, the capital market and the economy in Hong Kong may experience negative fluctuations in its performance. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in the capital market as a whole and have a negative impact on our business as a whole, the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and the results of operations. Additionally, continued turbulence in the international financial markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as the inability to access capital markets, control of the foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in the allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the Covid-19 pandemic, political uncertainty, Russo — Ukraine war, the outcome of the Sino — US trade dispute, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform.

The current heightened tensions in international economic relations, such as the one between the United States and China, may also give rise to uncertainties in global economic conditions and adversely affect the capital market of Hong Kong. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. The U.S. government has imposed and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Unfavorable financial market and economic conditions in Hong Kong, Mainland China, and elsewhere in the world, and the escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenues or within a timeframe sufficient to offset any decreases in revenues relating to changes in the market and economic conditions.

Given the close tie between Hong Kong and Mainland China, the stability of the Hong Kong economy and domestic market is susceptible to the general economic, political and regulatory environment in Mainland China. For the year ended March 31, 2024, a significant portion of our revenue is derived from our clients which are based and operate in Mainland China. As such, our continued profitability will depend to a material extent on the ability of our Mainland China clients to conduct fundraising activities, IPO, or securities offering in Hong Kong. Any material adverse changes in the economic performance, political situations and regulations in relation to the financial and securities market in Mainland China may adversely affect Mainland China-based companies’ desire to participate in the financial and securities market in Hong Kong. This may lower their demand for the services of our Operating Subsidiary and in turn adversely affect our financial condition and results of operations. The economy of Mainland China differs from the economies of most developed countries in a number of aspects, such as the extent of government intervention, growth rate, and control of the foreign exchange. In particular, the PRC government exerts substantial control over the growth of the domestic economy by means of, among others, resource allocation as well as setting policy on foreign exchange. There is no assurance that the PRC government will not implement reforms or policies which may drastically (i) restrict Mainland China investors from investing abroad and in Hong Kong; and/or (ii) restrict Mainland China companies and businesses to participate in the capital market in Hong Kong. Such intervention or policies changes may potentially affect the attractiveness of Hong Kong as an alternative venue for Mainland China business to conduct fundraising activities and securities offering in Hong Kong, or reduce the willingness of Mainland China investors to trade securities, or otherwise diminish the securities and financial market of Hong Kong, given the substantial reliance of Hong Kong financial and securities on the business and companies based in Mainland China. If the Chinese government implements market-oriented reforms involving unprecedented or experimental revision of its economic reform measures, there is no guarantee that adjustments to its policies will not negatively affect our operations and business development.

Furthermore, the outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military action in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We are currently actively monitoring the situation in Ukraine, however, we cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

The corporate finance services industry in Hong Kong is fiercely competitive, and we may lose our competitiveness to our competitors.

The financial and securities services industry in Hong Kong is highly competitive due to the vast number of market players in providing corporate finance advisory services similar to ours. The competitors may have longer operating history, better brand recognition and reputation, proven track record, operations in more geographic locations, stronger human and financial resources, wider range of services and stronger shareholders’ background than us. We expect that there will be more market players entering into the market and competition will be intensified. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

The operation of the Operating Subsidiary is subject to extensive and evolving regulatory requirements in Hong Kong, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of the licenses of the Operating Subsidiary, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we and our Operating Subsidiary may, from time to time, be subject to regulatory inquiries, investigations, and even penalties by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions, such as the PRC, where a portion of our clients are based.

The Hong Kong financial market and corporate finance services industry in which we operate are highly regulated. The business operations of our Operating Subsidiary are subject to applicable laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the relevant regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of our licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which we are permitted to engage.

Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by relevant regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal. Although our Operating Subsidiary, Grande capital, was not subject to any public disciplinary actions by the HKSFC for the last five years, any such public disciplinary actions may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations, and prospects.

Our Operating Subsidiary, Grande Capital, is an HKSFC-licensed corporation that is subject to various requirements, such as remaining fit and proper at all times, minimum liquid and paid-up capital requirements, notification requirements, submission of audited accounts, submission of financial resources returns and annual returns, continuous professional training, under the SFO of Hong Kong and its subsidiary legislation and the codes and the guidelines issued by the HKSFC from time to time. If Grande Capital fails to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and the results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, or disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our group. For instance, conditions may be imposed on our licenses restricting us from carrying on our business, or our Responsible Officers or Licensed Representatives may be banned from the industry for a specific period of time. Accordingly, our business operation, reputation, financial condition, and results of operations might be materially and adversely affected.

Furthermore, any material changes to the laws and regulations applicable to us and the Operating Subsidiary could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase, and our fee structure may have to be adjusted. For instance, we may need to increase the headcounts of our subsidiaries if requirements over sponsor work become more stringent or obtain more licenses if the licensing requirements change. The sanctions imposed by the HKSFC against large sponsor firms for substandard due diligence in several recent widely-publicized cases demonstrate that the HKSFC expects high standards of sponsor’s conduct and we will need to continue to enhance our internal controls and systems in respect of our sponsor work in accordance with new regulatory requirements or guidance.

From time to time, Grande Capital may be subject to, or required to assist in, inquiries, investigations, or penalties by relevant regulatory authorities or government agencies in Hong Kong, the PRC, or other jurisdictions, including the HKSFC, relating to its own activities or activities of third parties such as its clients. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may be subject to such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, the responsible officers of the Operating Subsidiary, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, the responsible officers of the Operating Subsidiary, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, we and our Operating Subsidiary are subject to statutory secrecy obligations under the SFO of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC. Furthermore, Grande Capital, our Operating Subsidiary, is registered with the CSRC under Article 21 of Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. If the CSRC were to believe, in the process of execution of the projects sponsored by our Operating Subsidiary, that the Operating Subsidiary is in violation of its undertakings to the CSRC, or failed to exercise proper diligence, or has made misrepresentations to the CSRC or relevant PRC authority, not only the CSRC and PRC authorities may issue correction order and warnings, impose of pecuniary penalties, or prohibit us and our Operating Subsidiary from providing our services to the PRC domestic companies in Mainland China, the Trial Administrative Measure explicitly stipulated that the CSRC may refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of our Operation Subsidiary. As a result, we and our Operating Subsidiary could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties by the HKSFC, concerning the alleged misconduct or violation arising from the Operating Subsidiary’s activities in Mainland China.

Our business is also subject to regulation by various other governmental agencies in Hong Kong, in addition to the HKSFC, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, trade laws, anti-corruption and anti-bribery laws, and tax laws and regulations. Non-compliance with applicable regulations or requirements could subject us to investigations, enforcement actions, sanctions, disgorgement of profits, fines, civil and criminal penalties or injunctions, termination of contracts, and/or claims for damages by our clients or professional party partners. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected.

In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

A portion of our clients are “PRC domestic companies” based in Mainland China whose overseas listings are subject to CSRC review. As long as our Operating Subsidiary engages PRC domestic companies as clients or conducts regulated activities in Hong Kong that involve such companies, our Operating Subsidiary is subject to the regulatory oversights from the CSRC and various obligations imposed by the Trial Administrative Measures, the violation or the alleged violation of which may result in warning, penalties, or prohibitions on the future business activities of our Operating Subsidiary in Mainland China, and consequently may materially and adversely affect our business, financial condition, and results of operations.

A portion of our existing clients and potential clients are companies located in Mainland China, who are listing applicant for initial public offerings on the HKSE or public companies listed on the HKSE. For the fiscal years ended March 31, 2025, 2024 and 2023, and until the date of annual report, Mainland China companies who engaged our Operating Subsidiary for our Operating Subsidiary’s listing sponsorship services for overseas listing in Hong Kong are “PRC domestic companies” under the Trial Administrative Measures and their overseas listings in Hong Kong are subject to CSRC’s review procedures and approval.

As stipulated and required by the Trial Administrative Measures, as a condition for the “overseas securities companies” outside of Mainland China, such as our Operating Subsidiary, to engage PRC domestic companies in Mainland China as clients to act as their listing sponsors (i.e. in our case, to conduct Type 6 (advising on corporate finance activities) and Type 1 (dealing in securities) activities) for their overseas listings outside of Mainland China, overseas securities companies, such as our Operating Subsidiary, are subject to the filing/reporting, verification and supervisory obligations to the CSRC regarding the overseas listing projects of the PRC domestic companies engaged, including: (1) filing and registering with CSRC as sponsors or underwriters who are being engaged by PRC domestic companies for their overseas listing, and submitting report to the CSRC annually on the relevant business activities of such overseas securities companies regarding overseas listings of PRC domestic companies; and (2) for each project of the overseas securities companies, submitting the undertakings to the CSRC that such offshore securities companies have verified and examined the documents submitted to CSRC by its clients in relation to their overseas listing, and that such documents are true, accurate and complete.

Currently, Grande Capital, our Operating Subsidiary, is registered with the CSRC under Article 21 of the Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. Therefore, although the offering of our securities in the United States and the operation of our Operating Subsidiary in Hong Kong do not require approvals, licenses, permits, or qualifications from the PRC authorities, such as the CSRC or the CAC, as long as our Operating Subsidiary conducts regulated activities in Hong Kong that involves PRC domestic companies, our Operating Subsidiary is subject to the regulatory oversights from the CSRC under the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies. As of the date of this annual report, neither we nor our Operating Subsidiary have been informed by any PRC governmental authority, including the CSRC, of the violation of the undertaking or any obligations to the CSRC. We believe our Operating Subsidiary and we have complied with all applicable laws and regulations in connection with the engagement with PRC clients in Mainland China in all material respects.

However, as stipulated by the Trial Administrative Measures, if the CSRC were to believe, in the process of execution of the projects sponsored by our Operating Subsidiary, that the Operating Subsidiary is in violation of its undertakings to the CSRC, or failed to exercise proper diligence, or has made misrepresentations to the CSRC or relevant PRC authority, the CSRC and PRC authorities may issue correction order and warnings, impose pecuniary penalties against our Operating Subsidiary and its responsible staff, directors, or other officers, suspend or revoke Grande’s registration under Article 21 of the Trial Administrative Measures, or prohibit us and our Operating Subsidiary from conducting business activities or providing services to the clients based in Mainland China, causing our Operating Subsidiary to lose access to the Mainland China market, all of which could have a material adverse effect on our business operation, reputation, financial condition and the results of operations. Furthermore, the Trial Administrative Measure explicitly stipulated that the CSRC may refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of our Operation Subsidiary. As a result, we and our Operating Subsidiary could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties by the HKSFC, concerning the alleged misconduct or violation arising from the Operating Subsidiary’s activities in Mainland China.

We are affected by the rules and regulations governing listed companies on the HKSE.

During the years ended March 31, 2025, 2024 and 2023 and up to the date of this annual report, we, through our Operating Subsidiary provided corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders or investors on the HKSE. These clients are required to comply with the HK Listing Rules, the HK Takeovers Codes and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of the sponsors in listing applications and the appointment and the role of financial adviser in specific transactions, may affect the demand for and the scope of the corporate finance advisory services which may in turn materially and adversely affect our results of operations.

Risks Relating to our Business and Operation

We, through our Hong Kong Operating Subsidiary, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

Our Operating Subsidiary has a relatively short operating history compared to some of our established competitors. Our Operating Subsidiary started to provide corporate finance advisory services, including listing sponsorship services, financial advisory, independent financial advisory services, and compliance advisory services in 2018. Our Operating Subsidiary only has a limited operating history with regard to such business upon which an evaluation of our prospects can be based. Our future revenues and cash flows may fluctuate significantly given our short operating history, rendering it difficult to predict our results of operations and prospects.

There is no assurance that we will sustain profitability or positive cash flow from the existing operations or from any expanded or new operations, nor that we will be able to expand operations beyond our current level. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

●	build a well-recognized Grande brand;

●	maintain and expand our client base;

●	maintain and enhance our relationships with partners;

●	attract, retain, and motivate qualified employees;

●	anticipate and adapt to changing market conditions and a competitive landscape;

●	Respond effectively to technological changes and advancements in our industry;

●	Mitigate potential cybersecurity threats and protect sensitive client and company data;

●	manage our future growth;

●	ensure that the performance of the services of our Operating Subsidiary meets client expectations;

●	maintain or improve the operational efficiency of our Operating Subsidiary;

●	navigate a complex and evolving regulatory environment;

●	defend ourselves in any legal or regulatory actions against us and our Operating Subsidiary;

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. As our business develops and as we respond to competition, our Operating Subsidiary may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able to expand operations beyond our current level. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

We rely on a limited number of key clients for our business, therefore, we are subject to significant client and industry concentration risk.

For the years ended March 31, 2025, 2024 and 2023, our top five clients accounted for 57.2%, 78.1% and 85.6% of our total revenues and our largest client accounted for 30.8%, 28.2% and 25.6% of our total revenue, respectively. Our clients are fairly concentrated and we rely on a limited number of key clients to generate revenue. Our client concentration risk is exacerbated due to our reliance on different clients, for different services engaged in different periods, and the fact that the revenue from our corporate finance advisory business was generated on a project-by-project basis and is non-recurring in nature.

Our concentration risk may be amplified due to the limited number of listing sponsorship projects that our Operating Subsidiary may sponsor in a given year. For example, our largest client for the year ended March 31, 2024 engaged our Operating Subsidiary for listing sponsorship and compliance advisory services, and our largest client for the year ended March 31, 2023 engaged us for listing sponsorship services. Since the listing sponsorship services, financial and compliance advisory services and referral services are non-recurring in nature, there is no assurance that our Operating Subsidiary can continue to secure engagements comparable to the similar level as for the year ended March 31, 2024 in the future. If our Operating Subsidiary is unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and the results of operations may be materially and adversely affected. Since our Operating Subsidiary first obtained its licenses in 2018, the Operating Subsidiary has sponsored and completed 16 IPOs on the HKSE, amongst of which, 14 IPOs that we have sponsored and completed are clients from construction industry. We are subject to industry concentration risk as our IPO sponsorship clients are highly concentrated in the construction industry. If the market conditions and performance of construction industry become unfavorable, our business and the results of operations may be adversely affected.

Our goal is to diversify our client base, industries coverage, revenue source and position ourselves as a trusted financial services provider. However, we cannot assure you that we will be successful in diversifying our client base and reducing our client and industry concentration risk. Moreover, if we lose a key client or if a client decides to engage in a competitor, and if we are unable to secure new clients during a period of time in the future, our results of operations, financial conditions, cashflow positions may be adversely and materially impacted.

For our business activities, our Operating Subsidiary is required to comply with regulatory capital requirements and to maintain a high level of funds and liquidity. Failure to comply with these regulatory capital requirements could materially and negatively affect our business operation and overall performance.

As a corporation licensed with the HKSFC to carry on regulated activities, Grande Capital, our Operating Subsidiary is required under the SFO and Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (the “FRR”) to maintain a minimum amount of paid-up share capital and liquid capital. As of the date of this annual report, our Operating Subsidiary is in compliance with the respective regulatory capital requirements. However, there is no assurance that such failure will not happen in the future. Our liquid capital may be tightened when we commence our underwriting and placing services or carry out our proposed expansion plans. Failure to meet the above requirement may cause the HKSFC to suspend the licenses of the Operating Subsidiary, impose conditions in relation to our regulated activities, or take other appropriate disciplinary actions against us, which may adversely affect our business operations and financial performance. Failure to meet the above requirement could also affect client confidence, our ability to grow, our costs of funds, our ability to pay dividends on Class A Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations, and financial condition.

Our revenue and profitability are highly unpredictable, since (1) the revenue from the IPO corporate finance advisory business was generated on a project-by-project basis and is non-recurring in nature; (2) progress-based payment arrangement; and (3) possible default or delay of payments from our clients.

Our revenue was primarily and substantially derived from the corporate finance advisory service, which includes listing sponsorship services, securities related services, financial advisory services, independent financial advisory services, compliance advisory services. Revenue of the corporate finance activities is to a large extent derived from transactions for which our Operating Subsidiary is engaged on a project basis with relevant terms and conditions (including professional fees and payment schedules) being negotiated and determined on a project-by-project basis subject to, amongst other things, the complexity of the transaction, the estimated time commitment and the overall capacity of the project execution team of our Operating Subsidiary. Since the mandates and the professional fee of the mandates, including the sponsor fee and financial advisory fee, are negotiated on a project-by-project basis, revenue generated from the corporate finance advisory services may fluctuate from time to time and may not recur. There is also no assurance that the clients who have previously sought our services will continue to retain us for future business, and there is no assurance that we can continue to secure the engagements of our Operating Subsidiary in the future. Therefore, the revenue generated from each client or engagement differs and we cannot assure that our future engagement fee rates will be comparable to those accepted by our clients during the years ended March 31, 2025, 2024 and 2023.

The nature of the corporate finance activities also means the demand and scope for the services of our Operating Subsidiary are dependent on the conditions of the financial markets, which are in turn influenced by a variety of factors (such as investor sentiment or political/economic environments) beyond our control, resulting in uncertainties in relation to the sustainability of our financial performance. Any adverse market condition or market sentiment will affect clients’ decisions on the scale, timing, and stock market choices in respect of their fundraising needs, which may lead to lower demand for, delay to or termination of fundraising activities and our services and in turn affect the financial performance of our corporate finance advisory business. If we are unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and the results of operations may be materially and adversely affected.

In general, service fees we charged for the projects are recognized when the underlying services have been provided and/or relevant milestones have been completed in accordance with the terms of our mandates by instalments, which are not necessarily based on the time or costs we have incurred for the project. The grant of approvals of the projects undertaken by Grande Capital by the regulators in Hong Kong such as the HKSE and the HKSFC, or by the home jurisdictions of the clients, such as the CSRC for the PRC domestic companies, will usually affect the project timeline. Failure in obtaining the necessary approvals as stipulated or at all could result in the delay or abortion of the transactions. Due to aforesaid nature of our projects and factors beyond our control, in particular our listing sponsorship engagements, it may not be possible to successfully complete each project, and consequently we may not receive the mandated payments in full for services provided or after we have expended substantial effort and time as scheduled or at all. If a milestone is not achieved or if a transaction is terminated before completion, the clients may delay in settling our invoices which are presented to them when due, or not settle them at all. In the case of default payments, if we have already incurred a significant amount of costs and expenditures for the project and the initial retainer fee or any progress payments received do not cover our total costs incurred, our results of operations may be materially and adversely affected. Failures or delays in receiving payments from our clients may adversely affect our cash flow position and our ability to meet the working capital requirement.

In these circumstances, our revenue and profitability may fluctuate from year to year and our financial performance is highly unpredictable.

Our businesses depend on our key management and professional staff, and our business may suffer if we are unable to recruit and retain them.

Our businesses depend on the skills, reputation, and professional experience of our key management executives, the network of resources and relationships they generate during the normal course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

Moreover, our business operations depend on our professional staff, our most valuable asset. Their skills, reputation, professional experience, and client relationships are critical elements in providing quality services to clients, managing our compliance and risk, and obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations. We expect to face significant competition in hiring such personnel. Additionally, as we mature, current compensation scheme to attract employees may not be as effective as in the past. The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and the results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring, and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

Where one or more of the regulated activities of our Operating Subsidiary has less than two responsible officers, our Operating Subsidiary will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

Under the licensing requirements of the SFO, our licensed corporation, which is also our Operating Subsidiary, Grande Capital, must have at all times at least two responsible officers to directly supervise the business of each of our regulated activities. At the date of this annual report, Grande Capital has six Responsible Officers for Type 1 (dealing in securities) and/or Type 6 (advising on corporate finance) regulated activities under the SFO. In addition, to act as a sponsor and compliance adviser, Grande Capital must ensure that there are sufficient Principals engaged in a full time capacity to oversee and supervise our transaction teams with at least two Principals engaged in a transaction team at all times. Without an adequate number of Principals, we cannot accept new engagements and may not be permitted to carry on our current roles as sponsor and compliance adviser.

In the event such number of our Responsible Officers resign, become disqualified or otherwise ineligible to continue their role as Responsible Officer, and at the same time the void created as a result thereof is without immediate and adequate replacement, this may result in a situation where one or more of the two regulated activities of our Operating Subsidiary have fewer than two Responsible Officers. In this case, we will be exposed to operational disruption, and thus may result in a breach of the relevant licensing requirement, which may subsequently result in the suspension of our HKSFC licenses and jeopardize our business operations and financial performance.

We may not be able to implement our business strategies and future plans successfully.

Our business strategies include to continue developing the corporate finance advisory business; to further develop the ECM services, to develop our asset management business, and to promote and enhance our brand locally and in the overseas. However, the successful implementation of these strategies and plans depends on a number of factors including but not limited to the following:

●	our ability to recruit and retain qualified and experienced professional staff; in particular, in the recruitment of qualified staff with relevant experience to support the expected commencement of the placing and underwriting services, asset management services, and international capital market services.

●	our ability to cope with increased exposure to financial risk, operational risk, market risk, and credit risk arising from our expanded scope of business;

●	our ability to comply with all regulatory requirements and maintain/obtain the qualifications on the range of financial and securities services we provide or intend to provide to our clients;

●	our ability to secure sufficient financial resources;

●	clients’ acceptance and demand for our services and our ability to compete with our competitors; and

●	our ability to adapt to the changes in the market and government policies.

Many of these factors are beyond our control and by nature, are subject to uncertainty. As such, there is no assurance that our business strategies and future plans can be implemented successfully or may be materialized in accordance with our expected timetable, or at all, despite our capital commitments and investments into the same. Any failure or delay in the implementation of any or all of these strategies and plans may have a material adverse effect on our profitability and prospects.

In addition, our future plans may place substantial demands on our managerial, operational, technological, financial, and other resources. To manage and support our growth, we may need to improve our existing operational and administrative systems, improve our financial and management controls, and enhance our ability to recruit, train and retain existing and/or additional qualified personnel and staff. All of these endeavors will require substantial attention and time from management and significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and our ability to capitalize on new business opportunities may be materially and adversely affected if we fail to do so, which could in turn materially and adversely affect our business, results of operations, financial condition, and prospects.

We may undertake acquisitions, investments, joint ventures, or other strategic alliances, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.

Our strategy includes plans to grow both organically and through possible acquisitions, joint ventures, or other strategic alliances. Joint ventures and strategic alliances may expose us and our subsidiaries to new operational, regulatory, and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition targets or alliance partners. Even if we identify suitable targets or partners, the evaluation, negotiation, and monitoring of the transactions could require significant management attention and internal resources and we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. The costs of completing an acquisition or alliance may be costly and we may not be able to access funding sources on terms commercially acceptable to us. Even when acquisitions are completed, we may encounter difficulties in integrating the acquired entities and businesses, such as difficulties in retention of clients and personnel, challenge of integration and effective deployment of operations or technologies, and assumption of unforeseen or hidden material liabilities or regulatory non-compliance issues. Any of these events could disrupt our business plans and strategies, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures, or strategic alliances, and we may be unable to recover our investment in such initiatives. We cannot assure you that we could successfully mitigate or overcome these risks.

We may not be able to obtain additional capital when desired, on favorable terms, or at all. If we fail to meet the capital requirement pursuant to the FRR, our business operations and performance will be adversely affected.

We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. In addition, our HKSFC-licensed Operating Subsidiary is required under the FRR to maintain certain levels of liquid capital. If they fail to maintain the required levels of liquid capital, the HKSFC may take actions against us and our business will be adversely affected.

Our failure to appropriately identify and address conflicts of interest could materially and adversely affect our business.

As we expand the scope of our business and our client base, it is critical for us to be able to address actual, potential, or even perceived conflicts of interest, including situations where we may encounter conflicts of interest arising among: (i) our various services, (ii) our clients and us, (iii) our various clients, (iv) our employees and us or (v) our clients and our employees

In light of the complexity and difficulty in appropriately identifying and dealing with potential conflicts of interest, our internal control procedures that are designed to identify and address conflicts of interest may not be sufficient. Our failure to manage conflicts of interest could harm our reputation and erode client confidence in us. In addition, potential or perceived conflicts of interest may also give rise to litigation or regulatory actions. The occurrence of any of the foregoing events could materially and adversely affect our business, results of operations and reputation.

We may be subject to litigation, arbitration, regulatory proceedings, or other legal proceeding risks, in particular, we may be subject to various professional liabilities and claims.

In the ordinary course of our business, we provide professional advice for corporate finance advisory services and provide information in relation to securities transactions to our clients. If our clients rely on such advice or information and incur losses as a result, we could be subject to claims in legal and regulatory proceedings for compensation and/or other relief for negligence, provision of false or misleading information, breach of fiduciary duties or employee misconduct. Although we have adopted relevant internal control measures, we cannot assure that such measures currently in place or as updated from time to time can completely eliminate the aforesaid risks of liabilities and claims. Any claims or lawsuits against us or our subsidiaries arising from professional negligence and/or employee misconduct and claims from indemnified persons that result in substantial amounts of compensation may have a material and adverse impact on our business activities, reputation, results of operations, and financial conditions.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and regulatory/legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Illegal or improper activities, violation of professional standards, and the misconduct of our personnel or third parties could harm our reputation and businesses, and are difficult to detect or deter.

We and our subsidiaries are subject to the risk of fraud, illegal act or misconduct committed by our directors, licensed employees, agents, clients or other third parties. Misconduct includes entering into unauthorized transaction, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal activities. There is no assurance that our directors, employees, agents, clients or other third parties would not commit incidents of fraud or other misconduct in the future, and we cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. Such incidents may result in investigation and regulatory sanction against us and cause us to suffer financial loss and reputational harm. We may also need to incur costs to commence and participate in any legal proceedings against them to recover our loss. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

Our Operating Subsidiary is also subject to a number of obligations and standards arising from its business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we and Operating Subsidiary are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships.

We and our subsidiaries may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

We and subsidiaries are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. Although our Operating Subsidiary and us have adopted policies and internal control procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals, or improper activities, and ensure compliance with licensing and regulatory requirements, in light of the complexity of money-laundering activities and other illegal or improper activities, such policies and procedures may not completely eliminate the possibility of third parties using our business platform to engage in money laundering and/or other illegal or improper activities. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial and regulatory environment in which our subsidiaries operate. Such deficiencies or inherent limitations may result in fines or disciplinary actions against us imposed by regulators, and may adversely affect our financial condition and results of operations.

Furthermore, our Operating Subsidiary primarily complies with applicable anti-money laundering laws and regulations in Hong Kong (for example, the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) and the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations) issued by the HKSFC), and we may not fully detect violations of anti-money laundering regulations in other jurisdictions or be fully compliant with the anti-money laundering laws and regulations in other jurisdictions to which we are required. After we become a publicly listed company in the United States, we will also be subject to the U.S. Foreign Corrupt Practices Act of 1977 and other laws and regulations in the United States, including regulations administered by the U.S. Department of Treasury’s Office of Foreign Asset Control. To the extent that our policies and procedures currently in place fail to detect and prevent money-laundering activities, terrorist financing and other illegal or improper activities by our Directors, employees, agents, clients or other third parties and/or if we and Operating Subsidiary fail to fully comply with the applicable laws and regulations, the relevant government authorities may initiate investigation against us, and may impose fines and/or other penalties on us, any of which may significantly and adversely affect our reputation, business operations and financial results.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

An outbreak and prevalence of pandemic such as COVID-19 would adversely impact economic activities and conditions worldwide and led to significant volatility and disruption to financial markets. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, which had spread throughout the world and had resulted in the implementation of stringent governmental measures, including lockdowns, closures, quarantines, and travel bans or restrictions, temporary closure of businesses, intended to control the spread of the virus by different countries.

Though the impact of outbreaks of pandemic such as COVID-19 is temporary and not permanent, the frequent outbreak of different kinds of epidemics and pandemics including the new or more severe strains of the virus and their variants are highly uncertain and unpredictable, and the resultant anti-pandemic measures would inevitably result in slowdown of economic activities and volatility of stock markets in both Hong Kong and worldwide which, in totality, may adversely affect or delay our potential customers’ plans to commence their IPO and/or other fund raising and corporate activities.

In addition, our business could also be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, political unrest, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H5N1 flu, H7N9 flu, avian flu, Swine flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside. Consequently, we and subsidiaries are highly susceptible to factors adversely affecting Hong Kong. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. The business of our subsidiaries could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

We are exposed to risks associated with retention and recruitment of licensed and/or qualified personnel.

We rely heavily on human resources for the provision of corporate finance advisory services. Should the pace of business growth lag behind the pace of increase in headcount, there may be negative impact on our financial results and business performance. In addition, benefits to be generated from the enhancement of human resources may not be as significant as expected due to factors beyond our control, such as the general market conditions, labor market, competition for talents against other financial services providers, travel restrictions and border control due to COVID -19, and the economic and political environment in Hong Kong and overseas. Such factors may cause a delay in realizing our business growth and our expansion plan and hence, our financial results, in particular our profitability, may be adversely affected. There is also no assurance that we can employ sufficient number of suitable and competent staff to implement our growth strategies.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. As we recently closed our initial public offering on July 2, 2025, our company are now subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management has limited experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Although we and our subsidiaries have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. We have policies and procedures in place to reduce the likelihood that we or our employees may use, develop, or make available any content or applications without the proper licenses or necessary third-party consents. However, these policies and procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our information technology infrastructure and the failure to maintaining relationships with our vendors, which may cause disruptions to our business operation and tarnish our reputation.

As a financial services company, we and our Operating Subsidiary face various cyber-security and other operational risks relating to our businesses on a daily basis. Their operations depend upon the secured processing, storage and transmission of confidential and other information in their information technology infrastructure and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. They may also be subject to cyber-attacks involving the leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for us to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increase the risk of security breaches and cyber-attacks.

While we have adopted various means to safeguard the integrity of the computer system and information technology infrastructure of our Operating Subsidiary, these systems and infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage. All of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to our data storage system, delay or cessation in the services provided through our securities dealing and brokerage system and our online trading platform), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses.

Our Operating Subsidiary also depends on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiary, our Operating Subsidiary may not be able to replace them with service providers of equivalent expertise in a timely manner and thus resulting in disruption to our business operations.

The occurrence of any disruption to the computer system and/or other information technology infrastructure of our subsidiaries may render us unable to meet client requirements in a timely and efficient manner, and/or lead to unauthorized disclosure of personal information or any other unexpected associated losses and damages. As a result, our reputation may be tarnished and we may also face complaints, disciplinary action by regulatory authorities, and legal proceedings being brought against us (which can be costly and time-consuming to defend and which may significantly divert the efforts and resources of our management personnel away from our usual business operations) and may potentially result in us having to pay damages. This could materially and adversely affect our financial condition, prospects, and results of operations.

Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us and the Operating Subsidiary to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

As a financial services company, in providing our services to clients, we manage, utilize and store sensitive and confidential client data, including personal data. As a result, we may be subject to a variety of data privacy, data protection, cybersecurity, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations may apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or non-compliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. In addition, vulnerabilities of our external service providers and other third parties could also pose security risks to client information and data. Although we have taken steps to reduce the risk of such threats, our risk and exposure to a cyber-attack or related breach remains heightened due to the evolving nature of these threats, our routine transmission of sensitive information to third parties, the current global economic and political environment, external extremist parties and other developing factors. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by third parties who may deploy viruses, worms or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, regulatory fines, and damage to our reputation and could have adverse effects on our results of operations. Any actual or perceived breach of the security of our technology, or media reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers, could damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, increase our costs with respect to investigations and remediation, reduce our revenues as a result of the theft of intellectual property, and otherwise adversely affect our business. Further, any actual or perceived security breach or cyber-attack directed at other financial institutions or financial services companies, whether or not we are impacted, could lead to a general loss of client confidence in the use of technology to conduct financial transactions, which could negatively impact us. The occurrence of any of these events could have adverse effects on our business and results of operations.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Class A Ordinary Shares.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2025, 2024, and 2023, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to:  (1) our lack of sufficient financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security. To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team, external consultants, and additional staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function, to further improve the efficiency and quality of our financial reporting, and to establish a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; (iii) implementing formal IT policies and procedures and enhancing our IT systems that support the Company’s revenue and related financial reporting processes; and (iv) enhancing management reporting on the remediation measures to the board of directors, or audit committee members as appropriate.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Risks Related to our Corporate Structure

We rely on dividends and other distributions of equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Grande is a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Grande and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to Grande and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between Grande and our Operating Subsidiary, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our Controlling Shareholder, Grande Holding, which holds in the aggregate 96.07% of the voting power of our voting shares, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Our authorized and issued Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. The Company is authorized by its Amended and Restated Memorandum and Articles of Association to allot a maximum of (i) 4,950,000,000 Class A Ordinary Shares, par value US$0.00001 per share and (ii) 50,000,000 Class B Ordinary Shares, par value US$0.00001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (20) votes. Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other.

The Class B Ordinary Shares outstanding are all ultimately and beneficially owned by Mr. Tak Kai Raymond, TAM and Ms. Yujie, CHEN (our Chief Executive Officer and the Chair of our Board), through Grande Holding Limited (our Controlling Shareholder), which are representing 83.40% of the aggregate voting power of our issued and outstanding Ordinary Shares.

Because of the one-to-twenty voting ratio between our Class A and Class B Ordinary Shares, Mr. Tam and Ms. Chen, through Grande Holding Limited, will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B Ordinary Shares held by Grande Holding represent at least 51% of the voting power of all outstanding Ordinary Shares.

This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Our Amended and Restated Memorandum and Articles of Association do not include the sunset provisions to limit the lifespan of the Class B Ordinary Shares (meaning the high-vote feature of our Class B Ordinary Shares may persist indefinitely). The death of the ultimate beneficial owner of our Class B Ordinary Shares or intra-family transfers of Class B Ordinary Shares would not require conversion of the Class B Ordinary Shares. Furthermore, should the Company decide to issue additional Ordinary Shares in the future, the one-to-twenty voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the holders of Class A Ordinary Shares.

As a result, for so long as Grande Holding Limited owns a controlling or significant voting interest in our Ordinary Shares, it generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of directors;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

Even if Grande Holding Limited were to dispose of certain of its shares of our Ordinary Shares such that it would control less than a majority of the voting power of our outstanding Ordinary Shares, it may be able to influence the outcome of corporate actions so long as it retains Class B Ordinary Shares. During the period of Grande Holding Limited’s controlling or significant ownership of our Ordinary Shares, investors may not be able to affect the outcome of such corporate actions.

Our Controlling Shareholder, Grande Holding Limited, may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale or other liquidity event and might ultimately affect the market price of our Class A Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our Class A Ordinary Shares. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Mr. Tak Kai Raymond, TAM (our ultimate controlling shareholder and majority shareholder of Grande Holding Limited) and Ms. Yujie, CHEN (our Chief Executive Officer and the Chair of our Board) beneficially own the majority of the voting power of our outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Stock Market LLC, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the rules of the Nasdaq Stock Market LLC, and the requirement that our compensation and nominating committees consist entirely of independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI.

We are incorporated under the laws of the BVI. We conduct our operations in Hong Kong, outside the United States and substantially all of our assets are located outside the United States. In addition, all our directors, officers and senior management are located in Hong Kong, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are also uncertainties as to whether the courts of the BVI would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States.

The U.S. and the BVI do not have a treating providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (i) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (ii) entertain original actions brought against us or other persons predicated upon the Securities Act.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us, our subsidiaries, or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us, our subsidiaries or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against our subsidiaries, or our management named in the annual report, as judgments entered in the U.S. can be enforced in Hong Kong only at common law.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the Amended and Restated Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Amended and Restated Memorandum and Articles of Association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; or (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BCA dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the Amended and Restated Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BCA and the Amended and Restated Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BCA also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Risks Relating to Our Class A Ordinary Shares

Our Class A Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in December 2023. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently able to conduct inspections of audit firms located in Mainland China and Hong Kong and conduct inspections of U.S. audit firms where audit work papers are located in Mainland China.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges, such as Nasdaq, of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by Mainland China and Hong Kong authorities in those jurisdictions, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. The auditor of the Company, WWC, P.C., is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Should the PCAOB be unable to fully conduct inspections of our auditor, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures and you may be deprived of the benefits of such inspection, which could result in limitation or restriction to our access to the U.S. capital markets, and our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect us.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares, and could result in substantial losses to you.

The trading prices of our Class A Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions in Mainland China and Hong Kong;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of public companies, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our shares have been approved for listing on Nasdaq, such securities are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Nasdaq may apply additional and more stringent criteria for our continued listing because insiders will hold a large portion of the Company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities in Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our Company will hold a large portion of the Company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our continued listing.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish research or reports about us or the business of our subsidiaries, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or the business of our subsidiaries. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders.

Future issuances of our Class B Ordinary Shares, which can be approved by our Board of Directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the Class A Ordinary Shares.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the BVI law, namely the Company may only pay dividends if we are solvent immediately after the dividend payment in the sense that the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the British Virgin Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on some home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities become directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A Ordinary Shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●

the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. With the amount of cash we raised in our past offerings, together with any other assets held for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income. It is believed we are not a PFIC for the taxable year ending March 31, 2025. We will continue to make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information — 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Item 4. Information on the Company

4.A. History and Development of the Company

Grande Group Limited is a holding company incorporated in the British Virgin Islands. As a holding company with no material operations, Grande Group Limited conducts all its operations through its operating entity, Grande Capital Limited. Grande Capital Limited was incorporated under the laws of Hong Kong on April 6, 2017. Grande Capital Limited is a limited liability company licensed with the HKSFC to undertake Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. Grande Capital Limited is our Operating Subsidiary and is wholly owned by Grande Group Limited. Grande Securities Limited (formerly known as “Joyful Dragon Corporation Limited”) was incorporated under the laws of Hong Kong on March 5, 2021. Grande Securities Limited is a partially owned subsidiary of Grande Group Limited. Grande Securities Limited is not engaging in any business and is currently dormant.

All of our operations are conducted by our Operating Subsidiary in Hong Kong. We and our subsidiaries do not have any operation, maintain office or personnel or physical presence in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China.

As a holding company, Grande Group Limited relies on dividends or payments to be paid by its Hong Kong subsidiaries (i.e. Grande Capital and Grande Securities), to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. The subsidiaries’ ability to pay dividends to the Company may be restricted by the debt the subsidiaries incur on their own or laws and regulations applicable to them. See “Item 3. Key Information — 3.D. Risk Factors — Risks related to our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Corporate History

Grande Group Limited, formerly known as “Hero Intelligence Group Limited”, was incorporated as a limited liability company on August 6, 2020, under the law of the BVI. It is a holding company and is not actively engaging in any business. Under its Amended and Restated Memorandum and Article of Association, Grande Group Limited is authorized to issue a maximum of 5,000,000,000 Ordinary Shares, par value US$0.00001 per share, divided into (i) 4,950,000,000 Class A Ordinary Shares, par value US$0.00001 per share and (ii) 50,000,000 Class B Ordinary Shares, par value US$0.00001 per share, of which 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares are issued and outstanding as of the date of this annual report. The registered office of Grande Group Limited is at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

On June 4, 2024, the then sole shareholder of the Company, Grande Holding Limited, approved a share subdivision of its issued and unissued shares at a ratio of 100,000 for one (1), pursuant to which each of the Company’s existing issued and unissued ordinary share, par value US$1.00 per share, has been subdivided into 100,000 ordinary shares, par value US$0.00001 per share, and all the subdivided shares be ranked pari passu in all respects with each other (the “Share Subdivision”). Prior to the Share Subdivision, the Company was authorized to issue a maximum of 50,000 ordinary shares, par value US$1.00 per share; and subsequent to the Share Subdivision, the Company was authorized to issue a maximum of US$50,000 divided into 5,000,000,000 ordinary shares, par value US$0.00001 per share, and after such Share Subdivision, the number of issued and outstanding shares in the Company was 10,000,000 ordinary shares, par value US$0.00001 per share, all of which were held by Grande Holding Limited.

On July 4, 2024, Grande Holding Limited entered into Sale and Purchase Agreements with each of Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively. Pursuant to the Sales and Purchase Agreements, Grande Holding Limited sold, and Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited acquired, 4.9%, 4.8% and 4.7% equity interests in Grande Group Limited at the consideration of US$27,480, US$26,919 and US$26,358, respectively. On the same date, Grande Holding Limited executed the instrument of transfers whereby Grande Holding Limited transferred 490,000, 480,000 and 470,000 ordinary shares, out of its 10,000,000 ordinary shares, to Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively. Subsequent to the transfers, Grande Group Limited is owned as to 8,560,000, 490,000, 480,000 and 470,000 ordinary shares by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited.

On November 11, 2024, the Company passed board resolutions and shareholders resolutions approving that:

(i)	the maximum number of shares the Company authorized to issue are re-classified and divided from 5,000,000,000 shares of one class, US$0.00001 par value, into (a) 4,950,000,000 Class A Ordinary Shares, US$0.00001 par value each; and (b) 50,000,000 Class B Ordinary Shares, US$0.00001 par value each;

(ii)	amongst of which, the 4,940,000,000 authorized but unissued shares are re-designated into 4,940,000,000 Class A Ordinary Shares; and 50,000,000 authorized but unissued shares be re-designated into 50,000,000 Class B Ordinary Shares; and

(iii)	the 10,000,000 authorized and issued shares, held as to 8,560,000, 490,000, 480,000 and 470,000 ordinary shares by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, are re-designated into 8,560,000, 490,000, 480,000 and 470,000 Class A Ordinary Shares held by each, respectively.

(the above events are collectively referred as the “Share Redesignation”)

On November 11, 2024, the Company also adopted an Amended and Restated Memorandum and Articles of Association which became effective on November 18, 2024.

On November 18, 2024, the Company further issued 6,634,000, 379,750, 372,000 and 364,250 Class A Ordinary Shares to Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, and 5,000,000 Class B Ordinary Shares to Grande Holding Limited.

Subsequently, 17,750,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares were issued and outstanding before Company’s initial public offering, of which (i) 15,194,000, 869,750, 852,000 and 834,250 Class A Ordinary Shares are held by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively; and (ii) 5,000,000 Class B Ordinary Shares are held by Grande Holding Limited.

Completion of the Initial Public Offering

On July 2, 2025, the Company closed its initial public offering of 1,875,000 Class A Ordinary Shares at a public offering price of US$5.00 per Ordinary Share on the Nasdaq. On July 10, 2025, the underwriters to the Company’s initial public offering had exercised the over-allotment option in full to purchase an additional 281,250 Class A Ordinary Shares. The gross proceeds received from the initial public offering totaled approximately US$10.78 million. Company’s Class A Ordinary Shares began trading on July 1, 2025 on the Nasdaq Capital Market under the ticker symbol “GRAN.”

As of the date of annual report, 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares were issued and outstanding.

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this Annual Report. The percentages shown on the following chart represent percentages of equity ownership:

Subsidiaries and Business Functions

Grande Capital Limited was incorporated under the laws of Hong Kong on April 6, 2017. Grande Capital Limited is a limited liability corporation licensed with the HKSFC to undertake Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. Grande Capital Limited is the main operating entity and is wholly owned by Grande Group Limited.

Grande Securities Limited (formerly known as “Joyful Dragon Corporation Limited”) was incorporated under the laws of Hong Kong on March 5, 2021. Grande Securities Limited is a partially owned subsidiary by Grande Group Limited. Grande Securities Limited is not engaging in any business and is currently dormant.

Corporate Information

Our principal executive offices are located at Suite 2701, 27/F, Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong. Our registered office in the BVI is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Grande Capital maintains a website at https://grande-capital.com/. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

4.B. Business Overview

Our mission is to become one of the most successful integrated financial service providers in Hong Kong and offer tailored, innovative financial solutions to clients in Asia.

Headquartered in Hong Kong, we are a holding company incorporated in the British Virgin Islands, and all of our business are carried out by our wholly-owned Operating Subsidiary in Hong Kong, Grande Capital. Grande Capital is a boutique financial firm that focuses on providing quality corporate finance advisory services to clients in Asia. Grande Capital is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities in Hong Kong. Since Grande Capital first obtained the licenses under the SFO on January 23, 2018, Grande Capital has sponsored and completed 16 successful IPOs (i.e. IPO that successfully closed and listed) on the HKSE. For the years ended March 31, 2025, 2023 and 2024, Grande Capital sponsored and completed nil, 3 and 3 successful IPOs on the HKSE, respectively. Furthermore, for the years ended March 31, 2025, 2024 and 2023, 1, nil, and 2 listing applicants mandated Grande Capital as their listing sponsors for their IPO processes on the HKSE, respectively.

Our services include:

(1) IPO sponsorship and related services

Grande Capital acts as sponsor to companies aspiring to list on the HKSE. Grande Capital takes the principal role of advising and guiding listing applicants throughout the IPO process, coordinating the listing progress, conducting due diligence, performing all duties of a sponsor as required under the applicable rules and regulations and acting as the primary channel of communication with the regulators such as the HKSE and the HKSFC concerning the listing, in return for a sponsor’s fee. The clients pay us by way of progress payment based on achievement of certain milestones, such as signing of the engagement letter, submission of listing application, and first dealing of shares, in the IPO progress and we recognize the listing sponsorship services fee as our revenue when the performance obligation is satisfied.

Since 2022, as part of our IPO sponsorship services, the Grande Capital has also started participating in underwriting syndicates for those IPOs that the Grande Capital acted as sponsors, in return for underwriting commissions.

(2) Corporate financial advisory services

Grande Capital also provides a wide range of corporate financial advisory services to clients, which can be broadly classified into the following 3 categories:

General advisory services: these mainly include (i) advisory works for private companies, public companies listed on HKSE, as well as their shareholders, advising them on the terms and structures of proposed transactions, such as takeovers, merger & acquisitions, and investment, and the relevant implications of the Hong Kong regulatory framework, which primarily include the HK Listing Rules and HK Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as on U.S. exchanges. Our Operating Subsidiary charges a fixed fee payable by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

Independent financial advisory services: these mainly include providing advice to the independent board committee and independent shareholders of companies listed on HKSE rendering recommendation and opinions, in return for a fixed fee paid by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

Compliance advisory services: these mainly include advisory works to listed companies in Hong Kong in relation to post-listing compliance matters, in return for a monthly fee.

(3) Referral services

Since mid-2024, Grande Capital also provide referral services to other professional parties, such as financial institutions, for equity and debt fund raising exercises, for referral fees. Occasionally we may on a case by case basis come across fund-raising exercises which require the introduction of other professional parties in which we may obtain referral fees. Such referral fee is generally based on a percentage of the fee charged by our clients in the particular fund-raising exercises.

The table below sets out a breakdown of our revenue by business segments for the years ended March 31, 2025, 2024 and 2023:

	For the years ended March 31,		For the years ended March 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
IPO sponsorship and related services	257,775	5.9	3,341,819	73.8	2,775,214	71.7
Corporate financial advisory services	2,486,433	57.3	1,187,377	26.2	1,095,753	28.3
Referral services	1,594,619	36.8	—	—	—	—
Total	4,338,827	100.0	4,529,196	100.0	3,870,967	100.0

Since the commencement of our business, Grande Capital has been an active player in the equity capital market in Hong Kong, serving clients from a wide spectrum of industry sectors listed or planning to list in Hong Kong. Our client base spans Hong Kong, Singapore and the PRC. For the year ended March 31, 2025, we had 15, 7 and 4 clients from Hong Kong, the PRC and Singapore, respectively For the year ended March 31, 2024, we had 16, 6 and 4 clients from Hong Kong, the PRC and Singapore, respectively, while for the year ended March 31, 2023, we had 9, 2 and 5 clients from Hong Kong, the PRC and Singapore, respectively. Revenues derived from clients in Hong Kong, the PRC and Singapore was approximately 76.7%, 14.9% and 8.4% of our total revenue for the year ended March 31, 2025, respectively. Revenues derived from clients in Hong Kong, the PRC and Singapore was approximately 59.2%, 34.0% and 6.8% of our total revenue for the year ended March 31, 2024, respectively, and 34.0%, 50.8% and 15.2% of our total revenue for the year ended March 31, 2023, respectively.

We aspire to expand our business and become an integrated platform for providing one-stop financial services tailored to our customers’ specific needs. We intend to leverage our successful experience in Hong Kong and help our clients to plan for overseas listing in other listing venues. Since 2022, Grande Capital has started acting as project coordinator for clients pursuing listing on other stock exchanges, such as on U.S. exchanges.

Our sales and marketing function is primarily performed by our management and project execution team who are responsible for maintaining relationships with the management of existing clients, exploring sales lead from new clients, and maintaining relationships with professional parties partners in the financial services industry. Our projects generally originate from the networks of our management and our project execution team, referrals from existing clients or other professional parties and direct approaches by clients due to our market reputation. We maintain a company website which showcases our completed projects.

Attributable mainly to the ongoing IPO where Grande Capital acted as a sponsor yet to be completed during the year, our revenue decreased from approximately US$4.5 million for the year ended March 31, 2024 to approximately US$4.3 million for the year ended March 31, 2025; while our profit before tax decreased from approximately US$2.1 million to US$1.9 million in the corresponding years. Attributable mainly to the increase of successful IPOs where Grande Capital acted as a sponsor, our revenue increased from approximately US$3.9 million to approximately US$4.5 million for the year ended March 31, 2024; while our profit before tax increased from approximately US$1.5 million to approximately US$2.1 million.

Driven by (i) Hong Kong having well-established financial and legal systems with a comprehensive regulatory regime; (ii) Hong Kong’s capital market having a high level of openness to and freedom of capital flow; (iii) financial technology being adopted comprehensively in the financial industry; and (iv) the HKSE opening up new capital sources such as listing exchange traded fund tracking stocks in the Middle East, it is expected the Hong Kong corporate finance market will continue to grow.

Competitive Strengths

A wide range of corporate finance advisory services.

We are positioned as a boutique financial firm aiming to offer tailored, innovative financial solutions to clients in Asia according to their specific needs. We take pride in the ability to address clients’ needs at their different development stages in the equity markets, starting from pre-IPO planning to post-IPO fund-raising. As a licensed corporation under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, our Operating Subsidiary, Grande Capital, can carry out listing sponsorship, financial advisory, compliance advisory, and takeovers and related advisory services under the HK Takeovers Codes. Grande Capital may serve our clients at the pre-IPO stage by acting as financial adviser by advising them on different aspects, including corporate reorganization, financial management, selection of professional parties and formulation of business strategies. During an IPO, Grande Capital provides service to our clients by acting as sponsor (and underwriter, if applicable) by advising and guiding the issuers in preparation of the listing and coordinating the listing progress. Subsequent to the IPO, Grande Capital may act as financial adviser in advising them on transactions involving the HK Listing Rules or HK Takeovers Codes or as an independent financial adviser rendering recommendations and opinions. Grande Capital also acts as compliance advisers and provide compliance advisory services to clients to ensure compliance with the relevant HK Listing Rules, HK Takeovers Codes and other relevant regulations. We believe all-rounded service portfolio and service quality are crucial to our success and contribute to our ability to adapt in the ever-changing financial market.

A strong track record of successful IPO cases.

Since Grande Capital, our Operating Subsidiary, first obtained its licenses under the SFO on January 23, 2018, we have sponsored and completed 16 successful IPOs in Hong Kong. As of the date of this annual report, we have one ongoing project which we act as sponsor for IPO(s) on the HKSE. We believe our track record in successful IPO cases strengthens our market presence and corporate image. Furthermore, in the Hong Kong financial market in which reputation is vital and opportunities are created through word-of-mouth, we believe our strong track record enables us to obtain referrals from our clients and create new business opportunities for us, which is essential for us to create a sustainable business income and thrive in the highly-competitive market.

Established client base and strong business network across different industry sectors and geographic locations.

We have an established customer base. We believe that market reputation is essential to sustaining a strong market position. The proven track record of successful IPO cases and active participation in other corporate financial advisory engagements enable us to establish a stable business relationship with our clients. We and our subsidiaries have built up stable contacts with listed companies in Hong Kong. Our client portfolio covers business enterprises which are headquartered and conduct operations in Hong Kong, Singapore and the PRC. Our clients are engaged in a variety of industry sectors, including construction, garment, alcohols, cigarette packaging paper, agriculture and bio-medical companies.

An experienced and dedicated management team.

Our management team has extensive and in-depth knowledge of and experience in the corporate finance industry. Ms. Yujie, CHEN, our Chief Executive Officer and Chair of the Board, has over 10 years of experience in corporate finance, business and administrative management. Ms. Chen is primarily responsible for the overall management, formulation of business strategies and day-to-day management of our operations. Mr. Ying Wo Sammy, HO, our director, has over 10 years of experience in the corporate finance industry. Mr. Ka Wing Eric, LAW, our Chief Financial Officer, has over 9 years of experience in handling financial and audit operation in companies. As of March 31, 2025, we have a team of 11 project execution staff, who are all dedicated to providing quality advisory services to our clients. Leveraging on our staff’s experience in the industry and the in-depth knowledge possessed by our management team, we believe we are well-positioned to expand our market presence and reach out to new potential clients.

Growth Strategies

Our principal business objective is to further develop into an integrated financial service provider in Hong Kong, and explore new business opportunities in relation to listing in international capital markets, in particular the U.S. for our clients. We intend to achieve our plan by adopting the following key strategies:

Continue to develop the corporate finance advisory business

Throughout the operating history of our group, corporate finance advisory business has been the core income generating source and we have experienced tremendous growth in our client base since our establishment. We believe it is vital for us to strive to strengthen our competitiveness and expand our market share. We intend to strengthen our manpower by recruiting additional project execution staff. We intend to recruit talents from the financial industry to provide all-rounded, quality services to client. We believe that by investing in the human resources we would be able to increase our work capacity and maintain the consistency in the service quality of our Operating Subsidiary.

Furthermore, we intend to leverage our successful experience in Hong Kong and help our clients to plan for overseas listing in other listing venues. We observe rising demand among business enterprises based in Hong Kong, the PRC and Southeast Asia, to conduct IPOs in the U.S. capital market. Since 2022, we have started acting as project coordinator for clients pursuing listing on other stock exchanges, such as the U.S. capital market. We intend to hire additional staff with expertise in the international financial market, such as experience in fund-raising projects from stock exchanges in the New York Stock Exchange, the Nasdaq, Euronext and Japan Exchange Group, to enhance our manpower and capture the increasing demand in this regard. We believe this will enhance our position to connect our potential clients to both HKSE and other international capital markets.

To further develop the equity capital market services

Since August 2022, Grande Capital has been licensed by HKSFC to conduct Type 1 (dealing in securities) regulated activities under the SFO. Thus far, we have only participated in underwriting syndicate for those IPOs that we act as sponsors.

We intend to devote additional resources to further develop our equity capital market services by applying a portion of our proceeds from our initial public offering to increase the capital of our Operating Subsidiary. Subject to the fulfilment of relevant regulatory and licensing conditions, we plan to start participating in the underwriting of IPOs led by other sponsors and other secondary fund-raising exercises. We believe it is essential for us to strengthen our financial standing in order to be well-prepared to capture business opportunities, respond to adversary market conditions and to strengthen market position in the finance industry. We intend to strengthen our equity capital market services by recruiting additional staff. We anticipate that by recruiting additional staff, we will be exposed to more opportunities through their personal networks.

To develop our asset management business

We plan to set up an asset management team and apply to the HKSFC for licenses to carry on Type 4 (advising on securities) and Type 9 (asset management) regulated activities, by, among other things, recruiting professionals with relevant experiences and networks. We are of the view that the asset management business could enable us to provide more comprehensive services to our institutional and professional investor clients.

We also intend to work with business ventures companies to set up potential funds for investors to invest in portfolio consisting primarily of equities and debt investments in companies with strong growth potentials, promising product-line, and/or strong research and development capabilities, in the highly sought after investment such as artificial intelligence, semi-conductor and developing markets. We intend to enhance our research and analytical capabilities to provide a unique insight to our potential customers, such as high-net-worth individuals and companies, by continuously seeking research analysts to support our asset management team.

To promote and enhance our brand locally and in the overseas

We believe that our market reputation and clients’ confidence in our brand are essential to our success. As such, we intend to enhance our corporate image and industry position by conducting additional marketing and public relation activities, such as participating in additional industry events and marketing activities locally in Hong Kong and globally in the Southeast Asia and the U.S. Leveraging our established reputation in Hong Kong, we believe by enhancing our brand image we will be able to broaden our client base.

Our Services and Business Model

Headquartered in Hong Kong, we are a holding company incorporated in the British Virgin Islands, and all of our business are carried out by our wholly-owned Operating Subsidiary in Hong Kong, Grande Capital. Grande Capital is a boutique financial firm that focuses on providing quality corporate finance advisory services to clients in Asia. Grande Capital is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities in Hong Kong. The service portfolio of our Operating Subsidiary is mainly comprised of IPO sponsorship related services, corporate financial advisory services and referral services.

The table below sets out a breakdown of our revenue by business segments for the years ended March 31, 2025, 2024 and 2023:

	For the years ended March 31,		For the years ended March 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
IPO sponsorship and related services	257,775	5.9	3,341,819	73.8	2,775,214	71.7
Corporate financial advisory services	2,486,433	57.3	1,187,377	26.2	1,095,753	28.3
Referral services	1,594,619	36.8	—	—	—	—
Total	4,338,827	100.0	4,529,196	100.0	3,870,967	100.0

	For the years ended March 31,		For the years ended March 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
IPO sponsorship and related services	257,775	5.9	3,341,819	73.8	2,775,214	71.7
– Hong Kong	-	-	1,914,455	42.3	871,185	22.5
– the PRC	257,775	5.9	1,276,211	28.2	1,904,029	49.2
– Singapore	-	-	151,153	3.3	—	—

Corporate financial advisory services	2,486,433	57.3	1,187,377	26.2	1,095,753	28.3
– Hong Kong	1,734,520	40.0	766,894	16.9	443,276	11.5
– the PRC	388,836	9.0	263,047	5.8	63,282	1.6
– Singapore	363,077	8.3	157,436	3.5	589,195	15.2

Referral services	1,594,619	36.8	—	—	—	—
– Hong Kong	1,594,619	36.8	—	—	—	—
Total	4,338,827	100.0	4,529,196	100.0	3,870,967	100.0

The tables below sets out a breakdown of our successful IPOs (i.e. IPO that successfully closed and listed), all listed on the HKSE, by (i) the principal places of business of the listing applicants; (ii) range of offering sizes; and (iii) the industry segments of the listing applicants, since Grande Capital, our Operating Subsidiary, first obtained its licenses under the SFO on January 23, 2018:

Principal place of business of the listing applicants
Hong Kong	10
The PRC	3
Singapore	3
Total	16

Range of offering sizes
Below HK$100 million (approximately US$12.8 million)	1
From HK$100 million to HK$200 million (approximately US$12.8 million to US$25.6 million)	15
Total	16

Industry segments of the listing applicants
Construction	14
Manufacturing	1
Agriculture	1
Total	16

Since Grande Capital, our Operating Subsidiary, first obtained its licenses under the SFO on January 23, 2018, Grande Capital has sponsored and completed 16 successful IPOs on the HKSE, among which 14 listing applicants were engaged in the construction industry. Our IPO clients are fairly concentrated in the construction industry.

IPO sponsorship and related services

Since establishment, Grande Capital has focused on providing listing sponsorship services to clients pursuing listing on the HKSE. Companies seeking listing on the HKSE are required under the regulatory regime in Hong Kong to engage a sponsor to coordinate the IPO process. Grande Capital acts as the listing sponsor for companies seeking listing on the HKSE by providing assurance to the HKSE and the market that the listing applicant complies with the relevant Listing Rules and other relevant legal and regulatory requirements. In addition to ensuring that the listing document provides sufficient particulars and information for potential investors to form a valid and justifiable opinion of the listing applicants’ shares, financial condition, and profitability, Grande Capital also advises and guides the listing applicant as to the Listing Rules and other relevant regulatory requirements.

The services provided by Grande Capital to its clients as listing applicants include the overall coordination of the listing process, formulating listing plans, offering strategies and a feasible listing timetable, conducting due diligence, and preparing and reviewing all relevant documents such as the prospectus alongside other professional parties. Grande Capital also assists with the submission of the listing application to the HKSE, liaises and communicates with regulators, and responds to queries during the vetting process. Additionally, Grande Capital liaises with the underwriting syndicate on matters related to the share offering under the IPO and manages the public offer to ensure that it is conducted in a fair and orderly manner.

Beyond the scope of services provided by Grande Capital to its clients, Grande Capital holds a significant responsibility to the HKSFC under the SFO. As a sponsor for companies seeking listing on the HKSE, Grande Capital is committed to adhering to a high level of regulatory requirements. This includes ensuring that all listing applicants meet to the appropriate regulatory requirements, and that the disclosures in the listing documents are true, accurate, complete and not misleading.

As the listing sponsor, Grande Capital generally enters into engagement letters with the listing applicants. Although the terms of the engagement letters may vary, the material terms that are generally contained are set out below:

Duration	Generally two years

Scope of Service	Grande Capital is responsible for, among others:

●	Advising and guiding the listing applicants in preparation of the IPO

●	Coordinating the IPO process

●	Conducting due diligence in respect of the listing applicant in accordance with the regulatory framework

●	Acting as the primary channel of communication with the regulatory authorities concerning the IPO

●	Overseeing the preparation of the listing documents and other related documents in relation to the IPO

●	Ensuring the listing applicant’s compliance with the regulatory regime and take reasonable steps to ensure true, accurate and complete disclosure to the regulators and the public

●	Overall coordination of the underwriting process

Fee	Grande Capital generally charges our customer a fixed fee by way of progress payment based on achievement of certain milestone in the IPO progress. These milestones generally include (i) signing of the engagement letter; (ii) submission of listing application; and (iii) first dealing of shares.

Termination

Grande Capital generally has the right to terminate should there be any material breaches of the engagement letter by the listing applicants or if we have, after discussion with the listing applicants, come to a reasonable opinion that it is impractical or inadvisable to proceed with the IPO.

The listing applicants generally have the right to terminate the engagement letter in the event that Grande Capital commits a material breach of the engagement letter or if Grande Capital fails to maintain sufficient human resources for performing the services under the engagement.

Grande Capital and the listing applicants have the right to terminate the engagement letter by giving the other party a one-month’s prior notice in writing.

Any termination of the engagement letter will not affect any accrued rights or obligations of the parties, including but not limited to those relating to the payment of the fee and expenses.

Effective from 5 August 2022, as stipulated by Main Board Listing Rules Rule 3A.02 and Rule 3A.43, in the case of Main Board listing on the HKSE, a sponsor for IPOs in HKSE must also be appointed as one of the overall coordinators (commonly known as the “Sponsor Coupling” requirement by the HKSE). The overall coordinator is the underwriter who acts as the “head of syndicates” responsible for the overall management of the share offering, coordination of book building or placing activities, and exercise control over book building activities and market allocation recommendations to the issuer.

In response to, and to be in compliance with, the Main Board Listing Rules Rule 3A.02 and Rule 3A.43, on August 1, 2022, Grande Capital obtained the Type 1 (Dealing in Securities) license under the SFO for participating in underwriting syndicates for the IPOs that Grande Capital acted as sponsors, as part of Grande Capital’s listing sponsorship services, in return for underwriting commissions. In respect of the underwriting commissions, Grande Capital generally charges the client a percentage of the gross proceeds received by the listing applicant from the IPO.

The Type 1 (Dealing in Securities) license is obtained for the purpose of conducting the underwriting activities that are directly related to Grande Capital’s listing sponsor engagements to satisfy the “Sponsor Coupling” requirement. As part of the licensing condition/restrictions by the HKSFC to Grande Capital’s Type 1 (Dealing in Securities) license and Type 6 (Advising on Corporate Finance), Grande Capital are not permitted to engage in the brokerage, trading or dealing in securities on behalf of its clients, unless such activity relates to its corporate finance engagements, and are not permitted to hold client assets, i.e., establishing or maintaining any client accounts that would involve holding or controlling client funds or securities, and accepting, managing, or safeguarding any money or securities on behalf of clients. See “Licenses” below regarding the details and restrictions of Grande Capital’s Type 1 and Type 6 licenses.

Corporate financial advisory services

Grande Capital’s corporate financial advisory services can be broadly classified into the following 3 categories:

Financial advisory services: these mainly include (i) advisory works for private companies, public companies listed on HKSE, as well as their shareholders, advising them on the terms and structures of proposed transactions, such as takeovers, merger and acquisitions, and investment, and the relevant implications of the Hong Kong regulatory framework, which primarily include the HK Listing Rules and the HK Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as U.S. exchanges. The Operating Subsidiary charges a fixed fee payable by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

In relation to transactions concerning companies listed on the HKSE, the scope of services generally include: (i) assisting in the coordination of work of all professional parties; (ii) advising the client on the implication of the regulatory framework; (iii) drafting, reviewing and commenting, with the other advisers, all documentation to be published by the company under the regulatory framework; and (iv) assisting the client to address any comments from the regulatory authorities.

In relation to clients seeking listing on other stock exchanges, Grande Capital’s role is mainly focused on project coordination and we will act as a key communication channel between the clients and other professional parties involved in the proposed listing.

Independent financial advisory services: these mainly include providing advice to the independent board committee and independent shareholders of companies listed on HKSE rendering recommendation and opinions, in return for a fixed fee paid by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

The scope of services generally include (i) discussing with the company concerning the terms of the transaction; (ii) preparing a letter of advice to advise the independent board committee of the company in relation to the transaction and whether the transaction is fair and reasonable and as to its acceptance; (iii) liaise with the regulatory authorities to obtain necessary clearance and approval for the letter and the transaction; and (iv) other activities incidental to the transaction.

Compliance advisory services: these mainly include advisory services to listed companies in Hong Kong in relation to post-listing compliance matters, in return for a monthly fee.

The Operating Subsidiary generally charges our client a fixed monthly fee of the service, payable quarterly in advance. The scope of services generally includes (i) providing the client with guidance as to compliance with the HK Listing Rules and all other applicable regulatory framework in respect of the company’s obligations and responsibility and (ii) advising the company on its obligations in respect of any transactions under the HK Listing Rules.

Referral services

Since mid-2024, Grande Capital also provide referral services to other professional parties, such as financial institutions, for equity and debt fund raising exercises, for referral fees. Occasionally we may on a case by case basis come across fund-raising exercises which require the introduction of other professional parties in which we may obtain referral fees. Such referral fee is generally based on a percentage of the fee charged by our clients in the particular fund-raising exercises.

We generally enter into a client referral agreement with the professional party. Under the referral agreement, we would introduce clients to the professional party to utilize the professional party’s service in the particular fund raising exercises. Such referral agreement specifies that we shall receive a percentage of the fees charged by the professional party from its clients for such fund-raising projects. The payment shall be made by the professional party to the Operating Subsidiary on a monthly basis or at any other interval as agreed by the parties from time to time.

Pricing Policy

The corporate finance advisory fees are determined on a case-by-case basis after negotiations with each client. In determining the fee, we generally consider (i) the nature and complexity of the transaction; (ii) scope of our duties; (iii) length of time and manpower required; and (iv) the expected workload.

Our Clients

Our clients mainly comprise listing applicants and listed companies on the HKSE and their respective shareholders and financial institutions. We recorded revenue of 57.2%, 78.1% and 85.6% from our top five clients for the years ended March 31, 2025, 2024 and 2023, respectively. The following table sets out the percentage of revenue generated from our top five clients:

For the year ended March 31, 2025:

	Name of client	Types of services provided by us	Revenue %
Largest client	Yellow River Securities Limited	Referral services	30.8
2nd largest client	China Wacan Group Company Limited	Financial advisory services	8.2
3rd largest client	S&T Holdings Limited	Financial advisory services and compliance advisory services	6.3
4th largest client	Shenzhen Yueyuan Construction Company Limited	IPO sponsorship and related services	6.0
5th largest client	MS (HK) Engineering Limited	Financial advisory services	5.9
Total			57.2

For the year ended March 31, 2024:

	Name of client	Types of services provided by us	Revenue %
Largest client	Qingdao Fujing Agriculture Development Company Limited	IPO sponsorship and related services	28.2
2nd largest client	Easy Smart Engineering Limited Easy Smart Group Holdings Limited	IPO sponsorship and related services; compliance advisory services	25.2
3rd largest client	Wing Kei Management Limited	IPO sponsorship and related services; compliance advisory services	18.9
4th largest client	Asia Piling Co Pte. Ltd	IPO sponsorship and related services	3.3
5th largest client	Hubei Qiangda Packaging Industry Company Limited	Compliance advisory services	2.5
Total			78.1

For the year ended March 31, 2023:

	Name of client	Types of services provided by us	Revenue %
Largest client	Hubei Qiangda Packaging Industry Company Limited	Listing sponsorship and related services; compliance advisory services	25.6
2nd largest client	Hunan Zhongtian Construction Group Co. Ltd.	Listing sponsorship and related services	25.2
3rd largest client	Chan Kiu Engineering Holdings Limited	Listing sponsorship and related services	23.4
4th largest client	Khoon Group Limited	Financial advisory services	6.0
5th largest client	Endurance RP Limited	Financial advisory services	5.4
Total			85.6

Sales & Marketing

Our sales and marketing function are performed by the management and project execution team based in Hong Kong, constituted by industry veterans with extensive experience and connections in the corporate finance and financial services industry. They are responsible for maintaining relationships with the management of existing clients, exploring leads from new clients, and maintaining relationships with professional parties partners and industry players in the corporate finance and financial services industry.

Our new clients and projects primarily originate from the professional networks of our management and our project execution team, and the referrals from existing clients, professional parties and relevant market players in the corporate finance and financial service industries; rest of our clients and projects are originated from the direct approaches by the management of the clients connected through the previous business or professional relationships, or due to our market reputation in the Hong Kong corporate finance and capital market industry.

The business and operation of our Operating Subsidiary, Grande Capital, and its licensing conditions under the SFO are centered on the Type 6 (advising on corporate finance) regulated activities, as a specialized corporate financial advisory services provider which focuses on listing sponsorships, corporate financial advisory and compliance advisory services, serving exclusively the companies seeking to go public, listed companies, institutional investors, or other private or public companies, in return for professional or advisory fees. Different from the full services financial institutions or securities brokerage and dealing service providers, our Operating Subsidiary does not, and cannot, provide securities brokerage and trading or investment management services to the individual clients, general public or the retail investors, under the current regulatory regime in Hong Kong and Operating Subsidiary’s licensing conditions imposed by the HKSFC.

As disclosed in “Licenses” section below, the business and operation of our Operating Subsidiary is strictly confined to advisory services in relation to corporate finance, that our Operating Subsidiary is not permitted to hold client assets, i.e., establishing or maintaining any client accounts that would involve holding or controlling client funds or securities, and accepting, managing, or safeguarding any money or securities on behalf of clients, and the Operating Subsidiary is not permitted to engage in the brokerage, trading or dealing in securities on behalf of its clients, unless such activity relates to listing sponsor engagements of our Operating Subsidiary under the “Sponsor Coupling” requirement.

Therefore, due to the business model and the nature of services of our Operating Subsidiaries, while we maintain a company website which introduces our services and showcases our completed projects, we and our Operating Subsidiary do not advertise our services to the general public, market our services through mass media, or publicly solicit for clients, in any jurisdiction, including Hong Kong and the Mainland China.

For the fiscal year ended March 31, 2025, we had 15, 7 and 4 clients from Hong Kong, Mainland China, and Singapore, respectively. All of our current and former clients and projects are originated from the professional networks of our management, referrals, and direct approach by the clients. As confirmed by our legal advisors, we believe that we and our Operating Subsidiary are not subject to the relevant PRC law and regulations covering the marketing or acquisition of clients for the type of services provided by us or our Operating Subsidiary, and no permissions, license, and consents are required from the PRC authorities to solicit or acquire clients in the PRC, since: (1) we and our Operating Subsidiary have no physical presence or operation in the Mainland China, and we and our Operating Subsidiary do not directly or indirectly, own or control any entity or subsidiary in Mainland China; (2) we and our Operating Subsidiary do not advertise and market to the general public or the retail investors of Mainland China, and the business and operation of the Operating Subsidiary do not involve holding or controlling of client’s asset and the maintenance or operation of client accounts that would involve holding, transferring or controlling client funds or assets; and (3) the Operating Subsidiary is a licensed corporation under the SFO that provide professional and advisory services for PRC domestic companies seeking to access the Hong Kong and overseas capital market to raise funds, exclusively in relation to the corporate finance regulatory and legal regime of Hong Kong.

Licenses

The financial services market in Hong Kong is highly regulated. The principal business and the responsible personnel of the Operating Subsidiary are subject to a number of legislations and regulations and the respective rules of the HKSFC and the HKSE. In particular, due to the licensing requirements of the HKSFC, Grande Capital, our Operating Subsidiary, is required to obtain necessary licenses under the SFO to conduct its business in Hong Kong and its business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC.

As of the date of this annual report, Grande Capital is currently licensed under the SFO to carry on Type 1 (dealing in securities) regulated activities in Hong Kong and Type 6 (advising on corporate finance) regulated activities in Hong Kong. See “Item 4. Information On The Company — 4.B. Business Overview — “Regulations — Licensing regime under the SFO.” These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. Grande Capital pays standard annual fees to the HKSFC and are subject to continuing regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others. See “Item 4. Information On The Company — 4.B. Business Overview — Regulations —  Licensing requirements.”

The following table summarizes the licenses and permissions held by Grande Capital under the SFO, and the restrictions to such licenses and permission.

License/Permit	Issuing Authority	Issuance Date	Term	Restrictions and Licensing Conditions
Type 1 license (dealing in securities)	HKSFC	August 1, 2022	No expiration date	The licensee shall not engage in dealing activities other than those relating to corporate finance.(1) The licensee shall not hold client assets.(2)

Type 6 license (advising on corporate finance)	HKSFC	January 23, 2018	No expiration date	The licensee shall not hold client assets.(2)

(1)	Under this restriction, Grande Capital is not permitted to engage in the brokerage, trading, or dealing in securities on behalf of its clients unless such activity relates to its corporate finance engagements. An example of a permissible activity under Type 1 (dealing in securities) license Grande Capital has is where Grande Capital acts as an underwriter/overall coordinator in an initial public offering on the HKSE for which it also serves as the sponsor under the “Sponsor Coupling” requirement by the HKSE. In such cases, the underwriting activities are directly related to Grande Capital’s corporate finance engagements and are conducted in compliance with its licensing conditions.

(2)	Under this restriction, Grande Capital is prohibited from (i) establishing or maintaining accounts that would involve holding or controlling client funds or securities; and (ii) accepting, managing, or safeguarding any money or securities on behalf of clients.

Grande Capital is not licensed to carry on Type 4 (advising on securities) regulated activities in Hong Kong. As such, Grande Capital’s corporate finance advisory services are limited in the nature and is not authorized to (i) give advice on the acquisition or disposal of securities; or (ii) issue analyses or reports for the purposes of facilitating the recipients to make decision on the acquisition or disposal of securities, other than activities incidental to carry out Type 1 (dealing in securities) regulated activities.

During the years ended March 31, 2025, 2024 and 2023, and up to the date of this annual report, we and our Operating Subsidiary had obtained all requisite licenses, permits, and certificates necessary to conduct the operations as set out in this annual report and we had complied with all applicable laws, regulations, rules, codes, and guidelines in Hong Kong in connection with the business and operation in all material respects.

Seasonality

Up to the date of this annual report, we have not experienced any pronounced seasonality.

Insurance

Grande Capital maintains employees’ compensation insurance for our directors and employees at our office, which covers the liability to make payment in the case of death, injury or disability of all our employees under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) and at common law for injuries sustained at work. We believe that our current insurance policies are sufficient for our operations.

Properties

As of the date of this annual report, we are party to the following lease agreement:

Location	Term of Lease	Usage
Room 2701, 27/F, Tower 1, Admiralty Center, No. 18 Harcourt Road, Hong Kong	April 1, 2023 to March 31, 2026	Office

Intellectual Property

Our Operating Subsidiary, Grande Capital is the registered owner of the domain names https://grande-capital.com/. As of the date of this annual report, Grande Capital had registered three trademarks under the jurisdiction of Hong Kong. Grande Capital had registered the following trademarks in Hong Kong:

Place of registration	Trademark	Status	Trademark Number	Classes	Expiry Date
Hong Kong		Registered, December 27, 2017	304380877	36	December 26, 2027

Hong Kong		Registered, December 27, 2017	304380886	36	December 26, 2027

Hong Kong		Registered, December 27, 2017	304380895	36	December 26, 2027

Legal Proceedings

As of the date of this annual report, we and our subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims which would have a material adverse impact on the operations, financial position and reputation of our Group.

Regulations

Licensing regime under the SFO

Licensing and Registration under the SFO Administered by the HKSFC

The HKSFC is an independent statutory body set up in 1989 to regulate Hong Kong’s securities and futures markets. It operates independently of the Government of Hong Kong, and is funded mainly by transaction levies and licensing fees.

The HKSFC derives its investigative, remedial and disciplinary powers from the SFO and the subsidiary legislations thereunder. The SFO, in particular, vested the HKSFC with multiple roles and sets out its regulatory objectives, including:

i.	to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

ii.	to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

iii.	to provide protection for members of the public investing in or holding financial products;

iv.	to minimize crime and misconduct in the securities and futures industry;

v.	to reduce systemic risks in the securities and futures industry; and

vi.	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

Overview of licensing regime

Generally, the SFO provides that a corporation which is not an authorized financial institution and is (i) carrying on a business in a regulated activity (or holding out as carrying on a business in a regulated activity); or (ii) actively marketing (whether in Hong Kong or from a place outside Hong Kong) to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong, has to be licensed by the HKSFC to carry out that regulated activity, unless one of the exemptions under the SFO applies.

In addition, an individual performing a regulated function (meaning any function performed for or on behalf of or by arrangement with the person relating to the regulated activity, other than work ordinarily performed by an accountant, clerk or cashier) for the principal which is a licensed corporation in relation to a regulated activity carried on as a business has to be licensed separately under the SFO as a Licensed Representative accredited to the principal.

For each regulated activity conducted by a licensed corporation, it must appoint no less than two Responsible Officers, at least one of them must be an executive director, to supervise the business of such regulated activity. As defined in section 113(1) of the SFO, “executive director”, in relation to a licensed corporation, means a director of the corporation who (i) actively participates in; or (ii) is responsible for directly supervising the business of a regulated activity for which the corporation is licensed. All the executive director(s) must seek the HKSFC’s approval as Responsible Officer(s) accredited to the licensed corporation.

The same individual could apply to be a Responsible Officer for more than one regulated activity simultaneously provided that he/she meets the fit and proper (including competence) requirements for the regulated activity concerned, and demonstrate that there is no conflict of interest for he/she to carry on the regulated activities concurrently. In addition, the same individual could apply to be a Responsible Officer for more than one licensed corporation simultaneously provided that he/she can demonstrate there is no conflict of interest.

It is an offence for a person to conduct any regulated activity without the required license.

Types of regulated activities

Schedule 5 to the SFO stipulates 10 types of regulated activities, namely:

●	Type 1: Dealing in securities

●	Type 2: Dealing in futures contracts

●	Type 3: Leveraged foreign exchange trading

●	Type 4: Advising on securities

●	Type 5: Advising on futures contracts

●	Type 6: Advising on corporate finance

●	Type 7: Providing automated trading services

●	Type 8: Securities margin financing

●	Type 9: Asset management

●	Type 10: Providing credit rating services

As of the date of this annual report, we are licensed for and carried on Type 1 and Type 6 of the above regulated activities. The foregoing licenses of Grande Capital have no expiry date and remain in force until suspended or revoked, subject to certain continuing obligations, such as payment of annual fee and submission of annual return.

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated and the licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the HKSFC.

Responsible Officer

A Licensed Representative who is also approved as a Responsible Officer under section 126 of the SFO to supervise the regulated activity of the licensed corporation to which he/she is accredited.

Licensed representative

An individual who is granted a license under section 120(1) of the SFO to carry on one or more regulated activities for a licensed corporation to which he/she is accredited.

Licensing requirements

Fit and proper requirements

Section 116(3) of the SFO provides that the HKSFC shall refuse to grant a license to carry on a regulated activity unless the applicant for license satisfies the HKSFC that, inter alia, the applicant is a fit and proper person to be licensed for the regulated activity. The applicant must remain fit and proper at all times after the grant of such licenses by the HKSFC.

In simple terms, a fit and proper person means one who is financially sound, competent, honest, reputable and reliable. Pursuant to section 129(1) of the SFO, in considering whether a person, an individual, corporation or institution, is fit and proper for the purpose of licensing or registration, the HKSFC shall, in addition to any other matter that the HKSFC may consider relevant, have regard to the following:

●	financial status or solvency;

●	educational or other qualifications or experience having regard to the nature of the functions to be performed;

●	ability to carry on the regulated activity concerned competently, honestly and fairly; and

●	reputation, character, reliability and financial integrity of the applicant and other relevant persons as appropriate.

The above fit and proper criteria serve as the fundamental basis when the HKSFC considers each license or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence issued by the HKSFC.

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong and the licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the HKSFC. Detailed guidelines to meet the requirements and expectations of the HKSFC are contained in the following documents issued by the HKSFC:

●	the Guidelines on Competence;

●	the Code of Conduct;

●	Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC;

●	the Fit and Proper Guidelines;

●	the Corporate Finance Adviser Code of Conduct published by the HKSFC in October 2013 (the “CFA Code”); and

●	the Fund Manager Code of Conduct published by the HKSFC in November 2018.

Responsible Officer

A person who intends to apply to be a Responsible Officer must demonstrate that he/she fulfils the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge and experience to properly manage and supervise the corporation’s regulated activity(ies). Accordingly, the applicant has to fulfil certain requirements on academic or professional qualifications, industry experience, management experience and regulatory knowledge as stipulated by the HKSFC.

If a Responsible Officer intends to conduct regulated activities in relation to matters falling within the ambit of a particular code issued by the HKSFC, he/she might be subject to additional requirements. For instance, in order to be eligible to undertake activities in connection with matters regulated by the HK Takeovers Codes, the licensed corporation is required to be licensed for Type 6 regulated activity and meet additional competence requirements specific to undertaking activities in connection with matters regulated by HK Takeovers Codes.

Sponsors and Compliance Advisers

A sponsor is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity and permitted under its license or certificate of registration to undertake work as a sponsor appointed to act as a sponsor in respect of an application for the listing of any securities on a recognized stock market under the HK Listing Rules.

Under the sponsor regime established in January 2007, in order to act as a sponsor, apart from holding a Type 6 (advising on corporate finance) license, an application for sponsor license should be submitted to the HKSFC to demonstrate that it can meet the eligibility criteria pursuant to the Sponsor Guidelines. In considering the sponsor license application, the HKSFC will take into account the competency of the firm to act as a sponsor, based on the criteria set out in the Sponsor Guidelines, and will also consider more generally the firm’s fitness and properness as a corporate finance advisory firm under the Fit and Proper Guidelines.

The HK Listing Rules, the Sponsor Guidelines and the CFA Code regulate sponsor’s obligations and responsibilities. The intermediary and its management (includes a sponsor’s board of directors, managing director, chief executive officer, Responsible Officers, executive officers and other senior management personnel) shall be responsible for ensuring that the firm satisfies all specific and ongoing eligibility criteria of the Sponsor Guidelines and paragraph 17 of the Code of Conduct, as well as complies with all other relevant codes, guidelines and regulations prescribed by the HKSFC.

In order to maintain the eligibility as sponsor, a sponsor should have at least two sponsor principals, who should be engaged by the sponsor for the purpose of conducting sponsor-related work on a full-time basis, at all times to discharge its role in supervising the transaction team.

Effective from 1 October 2013, the enhanced regulations on sponsors and the key obligations of sponsors have been consolidated in paragraph 17 of the Code of Conduct. The key requirements for a sponsor under the sponsor regime are as follows:

●	to advise and guide a listing applicant in preparation for a listing;

●	to take reasonable due diligence steps in respect of a listing application;

●	to take reasonable steps to ensure that true, accurate and complete disclosure about a listing applicant is made to the public;

●	to deal with the regulators in a truthful, cooperative and prompt manner;

●	to maintain proper books and records that are sufficient to demonstrate its compliance with the Code of Conduct;

●	to maintain sufficient resources and effective systems and controls for proper implementation and adequate management oversight of the sponsor work;

●	to act as the overall manager of a public offer to ensure that the public offer is conducted in a fair and orderly manner; and

●	to take reasonable steps to ensure analysts do not receive material information not disclosed in the listing document.

A compliance adviser is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity and permitted under its license or certificate of registration to undertake work as a sponsor, which is appointed to act as a compliance adviser under the HK Listing Rules. The HK Listing Rules require an issuer to appoint a compliance adviser during an initial period after being admitted to listing and the main role of a compliance adviser is to ensure that the listed company is properly guided and advised as to compliance with the HK Listing Rules and all other applicable rules, laws, codes and guidelines. Only licensed corporation or registered institution eligible to act as sponsors are eligible to act as compliance advisers.

Key ongoing obligations

Remaining fit and proper

Licensed corporations, Licensed Representatives, Responsible Officers and registered institutions must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary legislations as well as the codes and guidelines issued by the HKSFC.

Minimum capital requirements

Section 145 of the SFO provides that depending on the types of regulated activity a licensed corporation conducts, a licensed corporation is required to maintain at all times paid-up share capital and liquid capital not less than the specified amounts in the FRR. The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities:

	Minimum paid-up share capital (HK$)	Minimum liquid capital (HK$)
Regulated activity
Type 1 (dealing in securities)
(a) in the case where the corporation is an approved introducing agent or a trader	N/A	500,000
(b) in the case where the corporation provides securities margin financing or acts as a custodian of a private Open-ended Fund Companies	10,000,000	3,000,000
(c) in any other case	5,000,000	3,000,000

Type 6 (advising on corporate finance)
(a) in the case where the corporation acts as a sponsor:
– hold client assets	10,000,000	3,000,000
– not hold client assets	10,000,000	100,000
(b) in the case where the corporation does not act as a sponsor:
– hold client assets	5,000,000	3,000,000
– not hold client assets	N/A	100,000

Pursuant to the FRR, if the licensed corporation is licensed for more than one regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the highest amount required among those regulated activities. As at July 31, 2024, the paid-up share capital of Grande Capital was HK$12,000,000, exceeding the minimum paid-up share capital required under the FRR of HK$10,000,000. As at July 31, 2024, the liquid capital of Grande Capital was over HK$11,000,000, exceeding the minimum liquid capital required under the FRR of HK$3,000,000.

Further, pursuant to the FRR, liquid capital is the amount by which a licensed corporation’s liquid assets exceeds its ranking liabilities where (i) liquid assets are the amount of assets held by the licensed corporation, adjusted for such factors to take into account liquidity of certain assets as well as credit risks; and (ii) ranking liabilities are the sum of liabilities on the balance sheet of the licensed corporation (including, without limitation, any amounts payable by it in respect of any overdraft or loan, any accrued interest payable to any other person, accrued expenses, taxes and provisions for contingent liabilities), adjusted for such factors to take into account market risks and contingency. The method of calculating liquid assets and ranking liabilities is set out in Divisions 3 and 4 of the FRR respectively.

The FRR stipulates that a licensed corporation shall maintain minimum liquid capital at all times which shall be the higher of the amount of (a) and (b) below (as applicable to our Group):

(a)	the amount of minimum liquid capital as set out in the table above; and

(b)	its variable required liquid capital, meaning the basic amount which is 5% of the aggregate of:

a.	the licensed corporation’s on-balance sheet liabilities including provisions made for liabilities already incurred or for contingent liabilities but excluding certain amounts stipulated in the definition of “adjusted liabilities” under the SFO;

b.	the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its customers; and

c.	the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its customers, to the extent that such contracts are not subject to the requirement of payment of initial margin requirement.

If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the higher or the highest amount required amongst those regulated activities applied for.

Notification to the HKSFC of certain events and changes

Pursuant to sections 123 and 135 of the SFO and the Securities and Futures (Licensing and Registration)(Information) Rules (Chapter 571S of the Laws of Hong Kong), licensed corporations, licensed individuals and registered institutions are required to notify the HKSFC within the specified time limit of certain events and changes in their particulars, which include, inter alia, any intended cessation to carry on any regulated activity for which he/she/it is licensed, any intended change of address at which it proposes to carry on the regulated activity for which it is licensed and any cessation to be a director of a licensed corporation.

Submission of audited accounts

Section 156(1) of the SFO provides that licensed corporations and associated entities of intermediaries (except those which are authorized financial institutions) shall submit their audited accounts and other required documents within four months after the end of each financial year.

If a licensed corporation ceases carrying on all of the regulated activities for which it is licensed, it should submit to the HKSFC its audited accounts and other required documents, made up to the date of cessation, not later than four months after the date of the cessation. The same requirement applies to an associated entity (which is not an authorized financial institution) of an intermediary upon its ceasing to be an associated entity of the intermediary under section 156(2) of the SFO.

Submission of financial resources returns

Licensed corporations are required to submit monthly financial resources returns to the HKSFC. However, pursuant to section 56 of the FRR, corporations that are licensed only for Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance), Type 9 (asset management) and/or Type 10 (providing credit rating services) regulated activities and whose licenses are subject to the condition that they shall not hold client assets, are only required to submit semi-annual financial resources returns.

As of the date of this annual report, Grande Capital is subject to the condition that it shall not hold client assets.

Payment of annual fees

Sections 138(1) and (2) of the SFO provide that each licensed person or registered institution shall pay an annual fee to the HKSFC within one month after each anniversary date of his/her/its license or registration. Failure to make full payment of the annual fee before the due date will attract a surcharge on the outstanding amount and possible suspension and revocation of a license or registration under sections 138(3), 195(4)(a) and195(6) of the SFO.

Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the HKSFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

Continuous professional training (“CPT”)

Licensed corporations and registered institutions are primarily responsible for designing and implementing a continuous education programme best suited to the training needs of the Licensed Representatives or relevant individuals they engage.

With effect from January 2022, licensed individuals and relevant individuals of registered institutions are required to complete 10 CPT hours per calendar year, regardless of the number and types of regulated activities he or she engages in. Five of these 10 CPT hours must be on topics directly relevant to the regulated activities for which he or she is licensed at the time the CPT hours are undertaken. Individuals who engage in the sponsor work or Codes on Takeovers transaction work for a firm are required to attend 2.5 CPT hours per calendar year on topics that are relevant to their sponsor work or Codes on Takeovers advisory work. Responsible officers and executive officers required to take two additional CPT hours per calendar year on regulatory compliance.

Obligation for substantial shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for the HKSFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed undersection 116 of the SFO. A person who has become aware that he/she/it has become a substantial shareholder of a licensed corporation without the HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he/she/it becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

Variation of regulated activity specified in license or certificate of registration

Under section 127(1) of the SFO, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC to vary the regulated activity specified in its license or certificate of registration. Prior approval would also need to be obtained from the HKSFC in cases such as addition or reduction of regulated activity, modification or waiver of licensing conditions and change of financial year end.

Modification or waiver of licensing requirements

Under the licensing requirements, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC for modification or waiver of the conditions imposed or certain other requirements specified in section 134 of the SFO.

Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation relevant to our business:

●	payment of the prescribed fees to the HKSFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

●	keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

●	exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

●	compliance with business conduct requirements under the Code of Conduct, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC and other applicable codes and guidelines issued by the HKSFC.

Anti-Money Laundering and Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations) published by the HKSFC.

In Hong Kong, legislation dealing with money laundering and terrorist financing includes the following:

(i)	the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”) The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO.

(ii)	Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”) It is an offence under the DTROP if a person deals with any property knowing or having reasonable grounds to believe it in whole or in part directly or indirectly represents the proceeds of drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking. Failure to make such disclosure constitutes an offence under the DTROP.

(iii)	Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”) The OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the courts jurisdiction to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

(iv)	United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”) The UNATMO provides that it would be a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related)services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

(v)	United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (“UNSO”) The UNSO implements in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions as instructed by the Ministry of Foreign Affairs of the PRC. As at December 31, 2022, such sanctions cover jurisdictions such as Lebanon, Libya, Afghanistan, Democratic People’s Republic of Korea and the Democratic Republic of the Congo. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from the above jurisdictions.

(vi)	Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”) The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counter-financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter-financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Employee Dealings

As mentioned in the Code of Conduct, a licensed or registered person should have a policy which has been communicated to employees (including directors other than non-executive directors) in writing on whether employees are permitted to deal or trade for their own accounts in securities, futures contracts or leveraged foreign exchange contracts. In the event that employees of a licensed or registered person are permitted to deal or trade for their own accounts in securities, futures contracts or leveraged foreign exchange contracts:

●	the written policy should specify the conditions on which employees may deal for their own accounts;

●	employees should be required to identify all related accounts (including accounts of their minor children and accounts in which the employees hold beneficial interests) and report them to senior management;

●	employees should generally be required to deal through the licensed or registered person or its affiliates;

●	if the licensed or registered person provides services in securities listed or traded on one of the Hong Kong exchanges or in derivatives, including over-the-counter derivatives written over such securities, and its employees are permitted to deal through another dealer, in those securities, the licensed or registered person and employee should arrange for duplicate trade confirmations and statements of account to be provided to senior management of the licensed or registered person;

●	any transactions for employees’ accounts and related accounts should be separately recorded and clearly identified in the records of the licensed or registered person; and

●	transactions of employees’ accounts and related accounts should be reported to and actively and monitored by senior management of the licensed or registered person who should not have any beneficial or other interest in the transactions and who should maintain procedures to detect irregularities and ensure that the handling by the licensed or registered person of these transactions or orders is not prejudiced to the interests of the licensed or registered person’s other customers.

A licensed or registered person should not knowingly deal in securities for another licensed or registered person’s employee unless it has received written consent from that licensed or registered person.

Supervision By the HKSFC

The HKSFC supervises licensed corporations and intermediaries operating in the market. The HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the HKSFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	revocation or suspension of the approval granted to a Responsible Officer;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from applying to be licensed or registered or to be approved as a Responsible Officer;

●	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to such regulated activity(ies), for such period as the HKSFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

Takeovers and Mergers

Financial advisers and independent financial advisers licensed by the HKSFC may act for Hong Kong listed issuers as regards transactions principally involving the HK Listing Rules and the HK Takeovers Codes.

In Hong Kong, any takeover, merger, privatization and share repurchase activities affecting public companies are regulated by the HK Takeovers Codes which is issued by the HKSFC in consultation with the Takeovers and Mergers Panel. The primary purpose of the HK Takeovers Codes is to afford fair treatment for shareholders who are affected by takeovers, mergers, privatizations and share buy-backs. The HK Takeovers Codes seeks to achieve fair treatment by requiring equality of treatment of shareholders, mandating disclosure of timely and adequate information to enable shareholders to make an informed decision as to the merits of an offer and ensuring that there is a fair and informed market in the shares of companies affected by takeovers, mergers, privatizations and share buy-backs. The HK Takeovers Codes also provides an orderly framework within which takeovers, mergers, privatizations and share buy-backs activities are to be conducted.

In addition, any other persons who issue circulars or advertisements to shareholders in connection with takeovers, mergers, privatizations and share buy-backs must observe the highest standards of care and consult with the Executive Director of the Corporate Finance Division of the HKSFC or any delegate thereof (the “Executive”) prior to the release thereof.

The roles and responsibilities of financial advisers and other professional advisers are of particular importance given the non-statutory nature of the HK Takeovers Codes, and it is part of their responsibilities to use all reasonable efforts, subject to any relevant requirements of professional conduct, to ensure that their customers understand, and abide by, the requirements of the HK Takeovers Codes, and to co-operate to that end by responding to inquiries from the Executive or any delegate thereof, the Takeovers and Mergers Panel or the Takeovers Appeal Committee.

The HKSE

Apart from the HKSFC, the HKSE also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. The HKSE is a recognized exchange controller under the SFO. It owns and operates the only stock exchange and futures exchange in Hong Kong, namely the HKSE and Hong Kong Futures Exchange Limited, and their related clearing houses. The duty of the HKSE is to ensure orderly and fair markets and that risks are managed prudently, and shall act in the interest of the public and in particular, the interests of the investing public.

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, the HKSE (i) regulates listed issuers; (ii) administers listing, trading and clearing rules; and (iii) provides services at the wholesale level, to participants and users of its exchanges and clearing houses, including issuers and intermediaries (such as investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors) which service investors directly. These services comprise trading, clearing and settlement, depository and nominee services, and information services.

Compliance with the Relevant Requirements

We confirmed that we and our Operating Subsidiary have obtained all relevant licenses and certificates for our existing operations in Hong Kong and that we complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with our business and operations in all material respects during the year ended March 31, 2025, 2024 and 2023.

Registration/Filing Requirements and the Regulatory Regime under the Trial Administrative Measures

In addition to various laws and regulations in Hong Kong that operations of our Operating Subsidiary are subject to, our Operating Subsidiary is subject to regulatory oversight by the CSRC, as a portion of our existing clients and potential clients are companies located in Mainland China, who are listing applicants for initial public offerings on the HKSE or public companies listed on the HKSE. For the fiscal years ended March 31, 2025, 2024 and 2023, and until the date of this annual report, the Mainland China companies who engaged our Operating Subsidiary for our Operating Subsidiary’s listing sponsorship services for overseas listing in Hong Kong are “PRC domestic companies” under the Trial Administrative Measures and their overseas listings in Hong Kong are subject to CSRC’s review procedures and approval.

As stipulated and required by the Trial Administrative Measures, as a condition for the “overseas securities companies” outside of Mainland China, such as our Operating Subsidiary, to engage PRC domestic companies as client to act as their listing sponsors (i.e. in our case, to conduct Type 6 (advising on corporate finance activities) and Type 1 (dealing in securities) activities in Hong Kong) for their overseas listings outside of Mainland China, overseas securities companies, such as our Operating Subsidiary, shall be subject to the filing/reporting, verification and supervisory obligations to the CSRC regarding the overseas listing projects of the PRC domestic companies engaged, including: (1) filing and registering with CSRC as sponsors or underwriters who are being engaged by PRC domestic companies for their overseas listing, and submitting report to the CSRC annually on the relevant business activities of such overseas securities companies regarding overseas listings of PRC domestic companies; and (2) for each projects engaged by the overseas securities companies, submitting the undertakings to the CSRC that such offshore securities companies have verified and examined the documents submitted to CSRC by its clients in relation to their overseas listing, and that such documents are true, accurate and complete.

Currently, Grande Capital, our Operating Subsidiary, is registered with the CSRC under Article 21 of Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. As long as our Operating Subsidiary conducts the regulated activities in Hong Kong that involves PRC domestic companies, our Operating Subsidiary could be subject to the regulatory oversights from the CSRC and regulations of the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies, including:

Registration and Reporting Obligations

According to the Article 21 of the Trial Administrative Measures and its Supporting Guideline No. 5, Parts 1 and 2, as transitional arrangements, sponsors and lead underwriters engaged before 31 March 2023 for overseas listing applications to the CSRC by the PRC domestic companies shall make filing with the CSRC within 30 working days after 31 March 2023 in a prescribed form specified in Supporting Guideline No.5. Sponsors or lead underwriters who are being engaged for Overseas Listings after 31 March 2023, shall within 10 working days after signing its first engagement agreement, submit to the CSRC a prescribed form specified in Supporting Guideline No.5. Such filing only needs to be done once, not on case-by-case basis. They must update the CSRC within 10 working days in case of changes of details previously filed. According to the Article 21 of the Trial Administrative Measures, no later than January 31 each year, offshore securities companies that serve as sponsors or lead underwriters for Overseas Listings shall submit an annual report to the CSRC on its relevant business activities in the previous year on all overseas listings.

Supporting Guideline No. 3 Part 1 of the Trial Administrative Measures provides requires the Specific IPO Case Report shall be submitted in the names of the sponsor or lead underwriter, together with the listing applicant. The Specific IPO Case Report should include a summary of the share issuance, such as methods of listing, stock codes of applicant, general listing timetable, expected listing proceeds, listing expenses, offering size and structure, underwriting amount, pricing, details of cornerstone investors. Such report be submitted in the names of the listing applicant or listed issuer, together with the sponsor or lead underwriter, and to be filed after listing.

Verification and Supervisory Obligations

According to the Article 20 of the Trial Administrative Measures, securities companies, including the offshore securities companies, have the obligation to thoroughly examine and verify the documents for the CSRC Filing. Securities companies shall ensure that: (i) the documents do not contain material inconsistencies, are properly drafted and that the conditions for overseas listings are satisfied; (ii) the timely report of material events. The CSRC Filing documentary requirements include: (i) Filing Reports with specified contents; (ii) undertakings to be signed by the listing applicants, their sponsors (or lead underwriters) and the company’s PRC counsels; (iii) PRC legal opinions; (iv) where applicable, copies of regulatory opinions, filings or approvals on national security review and/or industry regulation obtained from applicable PRC authorities.

Written Undertakings & Confirmations Obligations

As required by the Supporting Guideline No. 5 Appendix and the Supporting Guideline No. 2 page 18 of the Trial Administrative Measures, at the “1-time filing” under Article 21 of Trial Administrative Measures, an undertaking shall be made to the CSRC that all information submitted thereunder are true, accurate and complete, and that reporting obligation to submit an annual report to the CSRC will be complied with. Furthermore, as part of the CSRC Filing made by the listing applicant seeking to list overseas, an undertaking by the overseas securities companies acting as the underwriter or sponsor shall be submitted together to the CSRC confirming that due review and inspection of the filing documents have been conducted, and that the documents are true, accurate and complete.

Where a securities company or securities service institution fails to perform duties with due diligence, and there are false records, misleading statements or major omissions in the documents prepared and issued according to the laws, administrative regulations and relevant rules of the state, or there are false records, misleading statements or major omissions in the documents prepared and issued according to the rules on overseas offering and listing, which disturbs the domestic market order and impairs the lawful rights and interests of domestic investors, the CSRC or the relevant competent department under the State Council shall order it to take corrective action, give a warning to it, and impose a fine of not less than one time nor more than 10 times the business income upon it; and where there is no business income or the business income is less than 500,000 yuan, a fine of not less than 500,000 yuan nor more than 5 million yuan shall be imposed upon it. A warning shall be given to and a fine of not less than 200,000 yuan nor more than 2 million yuan shall be imposed upon the directly liable person in charge and other directly liable persons.

Regulatory Power of the CSRC

Article 24 of Trial Administrative Measures provides that the CSRC may impose administrative regulatory measures including order for correction, regulatory talks and warning letters in case of violations of the Trial Administrative Measures by securities companies, securities service providers and relevant practitioners who provided the relevant services in the Mainland China.

Furthermore, the Trial Administrative Measure explicitly stipulated that the CSRC may also refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of our Operation Subsidiary, we and our Operating Subsidiary could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties, by the HKSFC.

In the case of securities companies failing to ensure listing applicants’ or listed issuer’s compliance with the obligations set out in the Trial Administrative Measures, the CSRC has a right to issue warnings and impose fine in an amount from RMB500,000 up to RMB5,000,000, and on their direct persons-in-charge in an amount from RMB200,000 up to RMB2,000,000. In the case of securities companies failing to exercise proper diligence, and misrepresentations are made in documents issued pursuant to PRC laws and regulations (or issued pursuant to rules of overseas stock markets, which disrupt PRC domestic market order), the CSRC has rights to issue correction order and warnings, and impose a fine in an amount between 1 to 10 times of their revenue (in absence of revenue, a fine in an amount from RMB500,000 up to RMB5,000,000), and on their direct persons-in-charge in an amount from RMB200,000 up to RMB2,000,000.

Compliance with the Relevant Requirements

Although the offering of our securities in the United States and the operation of our Operating Subsidiary in Hong Kong do not require approvals, licenses, permits, or qualifications from the PRC authorities, such as the CSRC or the CAC, as long as our Operating Subsidiary conducts regulated activities in Hong Kong that involve PRC domestic companies, our Operating Subsidiary is subject to regulatory oversight from the CSRC under the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies.

As of the date of this annual report, neither we nor our Operating Subsidiary have been informed by any PRC governmental authority, including the CSRC, of the violation of the undertaking or any obligations to the CSRC. We believe our Operating Subsidiary and we have complied with all applicable laws and regulations in connection with the engagement with PRC clients in Mainland China in all material respects.

PRC-Related Regulations and the Permission Required from the PRC Authorities Related to Serving Mainland China-Based Clients

We are aware that PRC authorities have recently imposed penalties against several offshore online securities brokerage firms outside of Mainland China and banned such firms from offering trading services to Mainland China clients, alleging that such firms have unlawfully offered offshore securities trading services in Mainland China, and unlawfully solicited Mainland China retail investors. As confirmed our legal advisors, we believe that these regulatory actions of PRC authorities will not have an impact on the business and operations of our Operating Subsidiary, our Operating Subsidiary is not subject to the relevant PRC law and regulations covering the marketing or acquisition of clients for the type of services provided by it, and no permissions, licenses, and consents are required from the PRC authorities to solicit clients in the PRC, since:

1.	The business and operation of our Operating Subsidiary, Grande Capital, and its licensing conditions under the SFO are centered on Type 6 (advising on corporate finance) regulated activities as a specialized corporate financial advisory services provider that focuses on listing sponsorships, corporate financial advisory and compliance advisory services, serving exclusively the companies seeking to go public, listed companies, institutional investors, or other private or public companies, in return for professional or advisory fees. Different from the full-service financial institutions or securities brokerage and dealing service providers, our Operating Subsidiary does not, and cannot, under its licensing conditions by the HKSFC and the current regulatory regime in Hong Kong, provide securities brokerage and trading or investment management services to individual clients, the public or retail investors, regardless of the jurisdictions where the clients are located.

2.	Due to the licensing conditions imposed by the HKSFC, our Operating Subsidiary is not permitted to hold client assets, i.e., establishing or maintaining any client accounts that would involve holding or controlling client funds or securities, and accepting, managing, or safeguarding any money or securities on behalf of clients, and the Operating Subsidiary is not permitted to engage in the brokerage, trading or dealing in securities on behalf of its clients, unless such underwriting activity relates to listing sponsor engagements of our Operating Subsidiary under the “Sponsor Coupling” requirement.

3.	The business and operation of the Operating Subsidiary are strictly confined to advisory services in relation to corporate finance and do not involve the holding or controlling of the client’s assets and the maintenance or operation of client accounts that would involve holding, transferring, or controlling client funds or assets. All of our current and former clients and projects, including the companies in Mainland China, are originated from the professional networks of our management and project execution team, referrals, and direct approach by the clients. Due to the business model and the nature of services of our Operating Subsidiaries, while we maintain a company website that introduces our services and showcases our completed projects, we and our Operating Subsidiary do not advertise our services to the general public or the retail investors, market our services through mass media, or publicly solicit for clients, in any jurisdiction, including Hong Kong and the Mainland China;

4.	The role of the overseas listing sponsor and underwriters in support of PRC domestic companies to conduct corporate finance activities outside of Mainland China and the performance of duties as the overseas listing sponsors in Mainland China are officially endorsed and supported by relevant policies and PRC law and regulations, such as the Trial Administrative Measures. Our Operating Subsidiary is registered with the CSRC and recognized as an overseas securities company offering sponsorship services. Except for the relevant filing, reporting and verification obligations undertaken by our Operating Subsidiary as required by the Trial Administrative Measures, the acquisition and engagement of PRC clients by our Operating Subsidiary and the performance of its listing sponsorship duties in Mainland China are not subject to other PRC law and regulations; and

5.	Since the beginning of our operation and until the date of this annual report, neither we nor our Operating Subsidiary have been informed by any PRC governmental authorities, of the violation of any applicable laws, regulations or policies in connection with the marketing of our Operating Subsidiary’s services or the solicitation or engagement with PRC clients in Mainland China.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Grande Capital Limited	Hong Kong
Grande Securities Limited	Hong Kong

The following diagram illustrates the corporate structure of Grande Group Limited and its subsidiaries as of the date of this annual report:

4.D. Property, Plant and Equipment

Facilities

Our principal executive offices are located at Suite 2701, 27/F, Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong. Our registered office in the BVI is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this annual report, we are party to the following lease agreement:

Location	Term of Lease	Usage
Room 2701, 27/F, Tower 1, Admiralty Center, No. 18 Harcourt Road, Hong Kong	April 1, 2023 to March 31, 2026	Office

Intellectual Property

Our Operating Subsidiary, Grande Capital is the registered owner of the domain names https://grande-capital.com/. As of the date of this annual report, Grande Capital had registered three trademarks under the jurisdiction of Hong Kong. Grande Capital had registered the following trademarks in Hong Kong:

Place of registration	Trademark	Status	Trademark Number	Classes	Expiry Date
Hong Kong		Registered, December 27, 2017	304380877	36	December 26, 2027

Hong Kong		Registered, December 27, 2017	304380886	36	December 26, 2027

Hong Kong		Registered, December 27, 2017	304380895	36	December 26, 2027

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Overview

Our mission is to become one of the most successful integrated financial service providers in Hong Kong and offer tailored, innovative financial solutions to clients in Asia.

Headquartered in Hong Kong, we are a holding company incorporated in the British Virgin Islands, and all of our business is carried out by our wholly-owned Operating Subsidiary in Hong Kong, Grande Capital. Grande Capital is a boutique financial firm that focuses on providing quality corporate finance advisory services to clients in Asia. Grande Capital is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities in Hong Kong. Since Grande Capital, our Operating Subsidiary, first obtained its licenses under the SFO on January 23, 2018, Grande Capital has sponsored and completed 16 successful IPOs (i.e. IPO that successfully closed and listed) on the HKSE. For the years ended March 31, 2025, 2024 and 2023, Grande Capital sponsored and completed nil, 3 and 3 successful IPOs on the HKSE, respectively. Furthermore, for the years ended March 31, 2025, 2024 and 2023, 1, nil and 2 listing applicants mandated the Operating Subsidiary as their listing sponsors for their IPO processes on the HKSE, respectively. From March 31, 2025 to the date of the annual report, Grande Capital has not received any new listing sponsorship mandate.

For the years ended March 31, 2025, 2024 and 2023, our total revenue was $4.3 million, $4.5 million and $3.9 million, respectively. Our gross profit and net income were $3.3 million and $1.6 million, respectively, for the year ended March 31, 2025, as compared to our gross profit and net income of $3.0 million and $1.8 million, respectively, for the year ended March 31, 2024, as compared to our gross profit and net income of $2.3 million and $1.3 million, respectively, for the year ended March 31, 2023.

The services we offer include:

(1) IPO sponsorship and related services

Grande Capital acts as sponsor to companies aspiring to list on the HKSE. Grande Capital takes the principal role of advising and guiding listing applicants throughout the IPO process, coordinating the listing progress, conducting due diligence, performing all duties of a sponsor as required under the applicable rules and regulations and acting as the primary channel of communication with the regulators such as the HKSE and the HKSFC concerning the listing, in return for a sponsor’s fee. The clients pay us by way of progress payment based on achievement of certain milestones, such as signing of the engagement letter, submission of listing application, and first dealing of shares, in the IPO progress and we recognize the listing sponsorship services fee as our revenue when the performance obligation is satisfied.

Since 2022, as part of the IPO sponsorship services, the Operating Subsidiary has also started participating in underwriting syndicates for those IPOs that the Operating Subsidiary acted as sponsors, in return for underwriting commissions.

(2) Corporate financial advisory services

Grande Capital also provides a wide range of corporate financial advisory services to clients, which can be broadly classified into the following 3 categories:

General advisory services: these mainly include (i) advisory works for private companies, public companies listed on HKSE, as well as their shareholders advising them on the terms and structures of proposed transactions, such as takeovers, merger and acquisition or investment, and the relevant implications of the Hong Kong regulatory framework, which primarily included the HK Listing Rules and HK Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as the U.S. exchanges. The Operating Subsidiary charged a fixed fee payable by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

Independent financial advisory services: these mainly include providing advice to the independent board committee and independent shareholders of companies listed on HKSE, rendering recommendation and opinions, in return for a fixed fee paid by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

Compliance advisory services: these mainly include advisory works to listed companies in Hong Kong in relation to post-listing compliance matters, in return for a monthly fee.

(3) Referral services

Since mid-2024, Grande Capital also provide referral services to other professional parties, such as financial institutions, for equity and debt fund raising exercises, for referral fees. Occasionally we may on a case by case basis come across fund-raising exercises which require the introduction of other professional parties in which we may obtain referral fees. Such referral fee is generally based on a percentage of the fee charged by our clients in the particular fund-raising exercises.

Since the commencement of our business, Grande Capital has been an active player in the equity capital market in Hong Kong, serving clients from a wide spectrum of industry sectors, either listed or planning to list in Hong Kong. Our client base span Hong Kong, Singapore and the PRC.

We aspire to expand our business and become an integrated platform for providing one-stop financial services tailored to our customers’ specific needs. We intend to leverage our successful experience in Hong Kong and help our clients to plan for overseas listing in other listing venues. Since 2022, Grande Capital has started acting as project coordinator for clients pursuing listing on other stock exchanges, such as the U.S. capital market.

Attributable mainly to the ongoing IPO where Grande Capital acted as a sponsor yet to be completed during the year, our revenue decreased from approximately $4.5 million for the year ended March 31, 2024 to approximately $4.3 million for the year ended March 31, 2025; while our profit before tax decreased from approximately $2.1 million to $1.9 million in the corresponding years. Attributable mainly to the increase of successful IPOs where Grande Capital acted as a sponsor, our revenue increased from approximately $3.9 million for the year ended March 31, 2023 to approximately $4.5 million for the year ended March 31, 2024; while our profit before tax increased from approximately $1.5 million to approximately $2.1 million in the corresponding years.

Key factors affecting operating results

We believe the following key factors may affect our results of operations:

Economic conditions in Hong Kong

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations are influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in Hong Kong.

Ability of our Group to stay competitive in the equity capital market

The sustainability of our revenue and net income will depend upon our ability to remain competitive in the equity capital market and to obtain new customers on a consistent basis.

Our ability to maintain our major customers

For the years ended March 31, 2025, 2024 and 2023, approximately 57.2%, 78.1% and 85.6% of our total revenues, respectively, were generated by five customers. There are no any known trends and uncertainties related to these customers that are reasonably likely to have a material effect on the financial results due to the non-recurring nature of the revenue from these projects. Revenue from these customers is not expected to recur after completion of these projects. Since Grande Capital’s listing sponsorship services and financial and compliance advisory services are non-recurring in nature, there is no assurance that we can continue to secure the engagements comparable to those secured for the year ended March 31, 2025 in the future. If we are unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and the results of operations may be materially and adversely affected.

Results of Operations

Comparison of Years Ended March 31, 2025, 2024 and 2023

The following table sets forth the consolidated results of our operations for the years ended March 31, 2025, 2024 and 2023, respectively:

	2025	2024	2023
Revenue	$4,338,827	$4,529,196	$3,870,967
Cost of revenue	1,019,658	1,519,277	1,547,218
Gross profit	3,319,169	3,009,919	2,323,749
General and administrative expenses	1,418,069	887,036	891,614
Total operating expenses	1,418,069	887,036	891,614
Operating income	1,901,100	2,122,883	1,432,135
Other incomes
Government subsidies	2,605	—	53,846
Interest income	9,350	9,261	3,282
Other miscellaneous income	321	—	12,674
Total other incomes	12,276	9,261	69,802
Income before taxes	1,913,376	2,132,144	1,501,937
Provision for income taxes	294,179	334,071	222,690
Net income	1,619,197	$1,798,073	$1,279,247
Income per share – Basic and diluted	0.11	$0.18	$0.13
Basic and diluted weighted average shares outstanding*	14,680,821	10,000,000	10,000,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

Revenue

Revenue decreased by approximately $0.2 million or 4.2% from $4.5 million in the year ended March 31, 2024 to $4.3 million in the year ended March 31, 2025, mainly because of the decrease in revenue from IPO sponsorship services offset by the increase in revenue from referral services and general advisory services. Revenue increased by approximately $0.6 million or 17.0% from $3.9 million in the year ended March 31, 2023 to $4.5 million in the year ended March 31, 2024, mainly because of the increase in revenue from sponsoring and underwriting services. Grande Capital has started to provide referral services to other professional parties such as financial institutions, for equity and debt fund raising exercises, for referral fees. Grande Capital also provides a wide range of corporate financial advisory services to clients which mainly include (i) advisory works for private companies, public companies listed on HKSE, as well as their shareholders advising them on the terms and structures of proposed transactions, such as takeovers, merger and acquisition or investment, and the relevant implications of the Hong Kong regulatory framework, which primarily included the HK Listing Rules and HK Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as the U.S. exchanges, in return for general advisory fee.

The table below sets out our revenue resulting from fixed fees and commissions and performance based fees for the years ended March 31, 2025, 2024 and 2023.

	March 31,
	2025	%	2024	%	2023	%
Fixed fees	$4,338,427	100%	$4,059,529	89.6%	$3,644,044	94.1%
Commissions and performance based fees	—	0%	469,667	10.4%	226,923	5.9%
Total	$4,338,827	100%	$4,529,196	100%	$3,870,967	100%

The table below sets out our revenue by service categories and geographical location of our clients for the years ended March 31, 2025, 2024 and 2023.

	March 31,
Total revenues as of	2025	2024	2023
IPO sponsorship services	$257,775	$2,872,152	$2,548,291
- Hong Kong	—	1,583,250	871,185
- the PRC	257,775	1,137,749	1,677,106
- Singapore	—	151,153	—

Underwriting and placing services	—	469,667	226,923
- Hong Kong	—	331,205	—
- the PRC	—	138,462	226,923

Referral services	1,594,619	—	—
- Hong Kong	1,594,619	—	—

General advisory services	1,648,747	594,872	486,794
- Hong Kong	1,206,439	471,795	220,228
- the PRC	141,026	20,513	—
- Singapore	301,282	102,564	266,566

Independent financial advisory services	98,910	145,949	57,696
- Hong Kong	34,615	111,205	12,825
- the PRC	42,500	34,744	—
- Singapore	21,795	—	44,871

Compliance advisory services	738,776	446,556	551,263
- Hong Kong	493,466	183,894	210,223
- the PRC	205,310	207,790	63,282
- Singapore	40,000	54,872	277,758
Total	$4,338,827	4,529,196	$3,870,967

Revenues derived from clients in Hong Kong increased by approximately $0.6 million or 24.2% from $2.7 million in the year ended March 31, 2024 to $3.3 million in the year ended March 31, 2025. Revenues derived from clients in the PRC decreased by approximately $0.9 million or 58.0% from $1.5 million in the year ended March 31, 2024 to $0.6 million in the year ended March 31, 2025. Revenues derived from clients in Singapore increased by approximately $0.1 million or 17.7% from $0.3 million in the year ended March 31, 2024 to $0.4 million in the year ended March 31, 2025.

Revenues derived from clients in Hong Kong increased by approximately $1.4 million or 104.0% from $1.3 million in the year ended March 31, 2023 to $2.7 million in the year ended March 31, 2024. Revenues derived from clients in the PRC decreased by approximately $0.4 million or 21.8% from $1.9 million in the year ended March 31, 2023 to $1.5 million in the year ended March 31, 2024. Revenues derived from clients in Singapore decreased by approximately $0.3 million or 47.6% from $0.6 million in the year ended March 31, 2023 to $0.3 million in the year ended March 31, 2024.

Cost of revenue

Cost of revenue consists primarily of staff costs and project related costs. Our cost of revenue decreased by approximately $0.5 million or 32.9% from $1.5 million for the year ended March 31, 2024 to $1.0 million for the year ended March 31, 2025. This reduction was mainly due to reduced bonuses payable to employees in the project execution function. Our cost of revenue remained stable at approximately $1.5 million for both the years ended March 31, 2024 and 2023.

Gross profit

Our gross profit increased by approximately $0.3million, or 10.3%, from $3.0 million for the year ended March 31, 2024 to $3.3 million for the year ended March 31, 2025. Profit margin increased from approximately 66.5% in the year ended March 31, 2024 to 76.5% in the year ended March 31, 2025. The increase in gross profit margin in the year ended March 31, 2025 was mainly attributable to the increase in the provision of referral services and general advisory services while such services are provided by our in-house employees and their salaries, which are a core part of our cost of revenue and recorded a decrease during the year.

Our gross profit increased by approximately $0.7 million, or 29.5%, from $2.3 million for the year ended March 31, 2023 to $3.0 million for the year ended March 31, 2024. Profit margin increased from approximately 60.0% in the year ended March 31, 2023 to 66.5% in the year ended March 31, 2024. The increase in gross profit margin in the year ended March 31, 2024 was mainly attributable to an increase in the provision of IPO sponsorship services and underwriting and placing services while such services are provided by our in-house employees and their salaries, which are a core part of our cost of revenue, remained relatively stable.

General and administrative expenses

General and administrative expenses were approximately 32.7%, 19.6% and 23.0% of total sales in the year ended March 31, 2025, March 31, 2024 and the year ended March 31, 2023 respectively. General and administrative expenses are mainly management and office salaries and employee benefits, depreciation of office equipment and leasehold improvement, operating lease cost, transportation and entertainment and other office expenses. Our general and administrative expenses increased by approximately $0.5 million, or 59.9% from $0.9 million for the year ended March 31, 2024 to $1.4 million for the year ended March 31, 2025. The increase in general and administrative expenses was mainly attributable to the increase in audit fee by $0.3 million for the year ended March 31, 2025. Our general and administrative expenses remained stable at approximately $0.9 million for both the years ended March 31, 2024 and 2023.

Other income

Government subsidies

Our government subsidies were subsidiaries received from the Hong Kong government as reimbursements of maternity leave pay and relief measures against COVID-19 during the years ended March 31, 2025 and 2023, respectively. No similar government subsidies were received during the year ended March 31, 2024.

Interest income

Our interest income mainly comprised bank interest income. Interest income increased by $89, or 0.96%, from $9,261 for the year ended March 31, 2024 to $9,350 for the year ended March 31, 2025, the increase was mainly attributable to the increase in interest rate. Interest income increased by $5,979, or 182.2%, from $3,282 for the year ended March 31, 2023 to $9,261 for the year ended March 31, 2024, and such increase was in line with the increase in interest rate and increase in bank balance.

Other miscellaneous income

Other miscellaneous income mainly was the refund of medical and severance payment from insurance companies during the years ended March 31, 2025 and 2023, respectively. No such miscellaneous income was received during the year ended March 31, 2024.

Income tax expense

We and our subsidiaries are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate. Income tax expense is comprised mainly of Hong Kong income tax.

The income tax expense decreased by approximately $39,892, or 11.9%, from $334,071 for the year ended March 31, 2024 to $294,179 for the year ended March 31, 2025. The decrease was mainly due to the decrease in net income before provision for income taxes. The effective tax rate remained relatively stable at 15.7% for the year ended March 31, 2024 and 15.4% for the year ended March 31, 2025, respectively.

The income tax expense increased by approximately $0.1 million, or 50.0%, from $0.2 million for the year ended March 31, 2023 to $0.3 million for the year ended March 31, 2024. The increase was mainly due to the increase in net income before provision for income taxes. The effective tax rate remained relatively stable at 14.8% for the year ended March 31, 2023 and 15.7% for the year ended March 31, 2024, respectively.

Net income

We recorded net income of $1.6 million for the year ended March 31, 2025, compared to $1.8 million for the year ended March 31, 2024. Such decrease was attributable to the decrease in revenue, partially offset by the decrease in cost of revenue.

We recorded net income of $1.8 million for the year ended March 31, 2024, compared to $1.3 million for the year ended March 31, 2023. Such increase was attributable to the increase in revenue and gross margin, partially offset by the increase in income tax expense.

Liquidity and Capital Resources

We continued to derive sufficient cash from our operating activities for the year ended March 31, 2025 like the previous year as described below.

The proceeds from our closing of the IPO and the exercise of the over-allotment option on July 2, 2025 and July 10, 2025, respectively, are expected to strengthen the Company’s balance sheet. After giving effect to the IPO and the over-allotment option, the Company received net proceeds of approximately $8.86 million, after deducting total expenses incurred in connection with the IPO.

The Company recorded a material change in the sources of funds financing our operations in the year ended March 31, 2024. For the year ended March 31, 2024, we recorded a significant increase in cash provided by operating activities from $228,964 for the year ended March 31, 2023 to $1,157,742 for the year ended March 31, 2024. The increase in cash provided by operating activities was mainly due to the increase of net income from $1,279,247 for the year ended March 31, 2023 to $1,798,073 for the year ended March 31, 2024. We derived sufficient cash from our operating activities for the year ended March 31, 2024 and no longer have to rely on advances from Grande Holding Limited, of which Mr. Tak Kai Raymond, TAM is the source of funds, to finance our operations.

For the year ended March 31, 2023, advance from a related party, being Grande Holding Limited, to which Mr. Tak Kai Raymond, TAM, the majority shareholder of the Controlling Shareholder is the source of funds, amounting to $293,842, was a major source of funds for financing our operations.

Our ability to maintain sufficient cash provided by operating activities is dependent on our ability to maintain and expand our client base, enhance our relationships with partners, make adjustments to our business operations to adopt to the business environment, attract and retain our employees, manage our future growth, improve the operational efficiency of our Operating Subsidiary and navigate an evolving regulatory environment. If we fail to address the aforementioned risks and challenges, our business may be materially and adversely affected. There is no assurance that we will sustain profitability or positive cash provided by operating activities. Current capability to maintain sufficient cash provided by operating activities is not indicative of future operating results.

As of March 31, 2025, we had cash and cash equivalents of approximately $2.1 million. As of March 31, 2025, our current assets were approximately $3.5 million, and our current liabilities were approximately $2.6 million. As of March 31, 2024, we had cash and cash equivalents of approximately $2.8 million. As of March 31, 2024, our current assets were approximately $3.4 million, and our current liabilities were approximately $2.7 million. As of March 31, 2023, our current assets were approximately $2.5 million, and our current liabilities were approximately $3.1 million. Our current ratio improved from approximately 0.8 times in the year ended March 31, 2023 to approximately 1.3 times in the year ended March 31, 2024, our current ratio further improved to approximately 1.4 times in the year ended March 31, 2025.

In view of the current cash and bank balances, funds generated by our operating activities and amounts due to a related party, being Grande Holding Limited, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. As of March 31, 2025, 2024 and 2023, the amounts due to Grande Holding Limited were $1,821,726, $1,852,115 and $1,857,845, respectively. However, our ability to meet the liquidity and capital requirements will be subject to future economic conditions and other factors which are beyond our control.

We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Cash Flow

The following table sets forth a summary of our consolidated cash flows for the years ended March 31, 2025, 2024 and 2023, respectively:

	2025	2024	2023
Net cash provided by operating activities	$794,147	$1,157,742	$228,964
Net cash used in investing activities	(139,153)	-	-
Net cash (used in) provided by financing activities	(1,357,622)	(331,021)	293,842
Net (decrease)/increase in cash and cash equivalents	$(702,628)	$826,721	$522,806

Cash provided by operating activities

For the year ended March 31, 2025, our net cash provided by operating activities was $0.8 million, which primarily reflected cash inflow from our net income of 1.6 million adjusted for (i) net non-cash expenses of $0.3 million, representing non-cash lease expense, depreciation and provision for expected credit losses, and (ii) net decrease in cash flow from changes in operating assets and liabilities of $1.1 million mainly attributable to cash outflow arising from accounts receivable of $0.6 million and contract assets of $0.2 million respectively.

For the year ended March 31, 2024, our net cash provided by operating activities was $1.2 million, which primarily reflected cash inflow from our net income of $1.8 million adjusted for (i) net non-cash expenses of $0.2 million, representing non-cash lease expense, depreciation, reversal of provision for expected credit losses and deferred tax expenses, and (ii) net decrease in cash flow from changes in operating assets and liabilities of $0.9 million mainly attributable to cash outflow arising from contract liabilities of $1.1 million, which were offset by cash inflow arising from accrued expenses and other liabilities of $0.3 million.

For the year ended March 31, 2023, our net cash provided by operating activities was $0.2 million, which primarily reflected cash inflow from our net income of $1.3 million adjusted for (i) net non-cash expenses of $0.5 million including non-cash lease expense, depreciation, provision for expected credit losses and deferred tax expenses, and (ii) net decrease in cash flow from changes in operating assets and liabilities of $1.5 million mainly included cash outflow arising from contract liabilities of $0.8 million, accounts receivable of $0.5 million and lease liability of $0.2 million.

Cash used in investing activities

For the year ended March 31, 2025, cash used in investing activities was $0.1 million, which mainly consists of purchase of equipment.

Cash (used in) provided by financing activities

For the year ended March 31, 2025, net cash used in financing activities was $1.4 million, which mainly consists of payments of dividend and offering costs related to the initial public offering.

For the year ended March 31, 2024, net cash used in financing activities was $0.3 million, which mainly consists of payments of offering costs related to the initial public offering.

For the year ended March 31, 2023, net cash provided by financing activities was approximately $0.3 million, solely consisted of advance from a related party, being Grande Holding Limited, of $0.3 million. Mr. Tak Kai Raymond, TAM, the majority shareholder of the Controlling Shareholder, is the source of the funds that the Controlling Shareholder loaned to the Company.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during the years ended March 31, 2025, 2024 and 2023.

Leased Properties

Our Operating Subsidiary, Grande Capital, leases an office in Room 2701, 27/F, Tower 1, Admiralty Center, No. 18 Harcourt Road, Hong Kong, with a term from April 2023 to March 2026. The monthly rent for the office is $13,822 (HK$107,814).

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2025:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Future minimum payments under operating leases	165,868	—	—	165,868
Less: imputed interest	(5,160)	—	—	(5,160)
Lease obligation	160,708	—	—	160,708

Capital Expenditures

Total capital expenditures for equipment increased by $139,153 during the year ended March 31, 2025. We and our subsidiaries had not purchased any leasehold improvement and equipment for use in our operations during the years ended March 31, 2024 and 2023.

Use of Estimates

The preparation of the consolidated financial statements in conformity with the U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include revenue recognition. Management makes these estimates using the bestinformation available when the calculations are made; however, actual results could differ materially from those estimates.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers, directors and other key employee as of the date hereof:

Name	Age	Position(s)
Yujie, CHEN	36	Chief Executive Officer, Chair of the board, and Director
Ying Wo Sammy, HO	37	Director
Ka Wing Eric, LAW	32	Chief Financial Officer
Henry Cheuk Sang, WONG	40	Independent Director
Jin, LI	45	Independent Director
Sing Kwong Simon, LAM	66	Independent Director

Yujie, CHEN is the chief executive officer, Director and the Chair of the board of the Company and is responsible for our Group’s overall management, strategic planning and business development. Ms. Chen joined Grande Capital in January 2020 and has served as a director of Grande Capital since January 2023. Ms. Chen has over 10 years of experience in corporate finance, business and administrative management. From April 2013 to April 2014, Ms. Chen served as the manager-in-charge of the retail banking division of China Guangdong Development Bank, Shenzhen Branch. From April 2015 to December 2019, Ms. Chen worked at Boyuan Hongsheng Investment as a Partner, responsible for advising on corporate investment, pre-IPO investment and mergers and acquisitions. Ms. Chen obtained a Bachelor of Accountancy from Wuhan University in September 2011 and a Master of Business Administration from the University of Hong Kong in July 2023.

Ying Wo Sammy, HO is a Director of the Company. Mr. Ho is responsible for our Group’s overall management, merger and acquisition and corporate/ commercial transaction matters. Mr. Ho joined Grande Capital in December 2023. Mr. Ho has over 10 years of experience in the corporate finance industry. Since November 2018, Mr. Ho has served as a director of Leading Securities Company Limited, a licensed corporation under the HKSFC. Since April 2017, Mr. Ho served as a partner in Omni Spectrum Capital Partners, a boutique Singapore private equity firm. From January 2013 to April 2017, Mr. Ho served as corporate finance analyst, investment manager and investment director of various financial institutions and funds. Mr. Ho obtained a bachelor degree in Physics with Theoretical Physics from Imperial College London in July 2011 a master degree in finance and economics from the London School of Economics and Political Science in July 2012.

Ka Wing Eric, LAW has served as our chief financial officer since April 2024. Mr. Law has more than 8 years of experience in audit and accounting. From January 2016 to December 2023, Mr. Law worked in KPMG, with his last position as manager of the audit department. Mr. Law has extensive experience in performing audits on listed companies and preparing financial statements. Since September 2024, Mr. Law has been a non-executive director of China Next-Gen Commerce and Supply Chain Limited (HKEx: 3928) a company listed on the Stock Exchange of Hong Kong Limited. Mr. Law obtained a Bachelor of Law from the University of Warwick in 2014. He has been a certified public accountant under Hong Kong Institute of Certified Public Accountants since 2019.

Henry Cheuk Sang, WONG is our independent director and also the chairman of the audit committee and the member of the nominating committee and the compensation committee. Mr. Wong has over 15 years of experience in the financial industry. From September 2018 to August 2023, Mr. Wong worked in Morgan Stanley Asia Limited as vice president of global risk and analysis, investment management. From August 2014 to August 2018, Mr. Wong worked in Morgan Stanley Investment Management with his last position as vice president of global risk and analysis. From February 2014 to August 2014, Mr. Wong worked in Mizuho Bank Ltd as assistant vice president in the risk management division. From October 2011 to February 2014, Mr. Wong worked in Depository Trust and Clearing Corporation as a senior analyst. From November 2007 to October 2011, Mr. Wong worked in Markit Group Ltd with his last position as vice president. Mr. Wong obtained a bachelor of science in applied economics and management from Cornell University in 2007 and a master of applied data science from the University of Michigan in 2022. Mr. Wong has been a chartered financial analyst of the CFA Institute since 2011 and a financial risk manager of Global Association of Risk Professionals since 2013.

Jin, LI is our independent director and also the chairman of the nominating committee and the member of the audit committee and the compensation committee. Prof. Li has been Zhang Yonghong Professor in economics and strategy since September 2022 and the area head of management and strategy of faculty of business and economics of the University of Hong Kong since September 2020. From July 2017 to July 2018, Prof Li has been an associate professor of managerial economics and strategy (with tenure) of the London School of Economics. From September 2007 to June 2017, Prof. Li has been an assistant professor of strategy of the Kellogg School of Management in the Northwestern University. Prof. Li obtained a bachelor of arts in economics and math from Wesleyan University in 2002, a bachelor of science in applied math from the California Institute of Technology in 2002 and a doctor of philosophy in economics from Massachusetts Institute of Technology in 2007.

Sing Kwong Simon, LAM is our independent director and also the chairman of the compensation committee and the member of the audit committee and the nominating committee. Prof. Lam has been a professor in management and strategy of the faculty of business and economics in the University of Hong Kong since 2006. From 2017 to 2020, Prof. Lam has been the area head of management and strategy area of the faculty of business and economics in the University of Hong Kong. Prof. Lam has been a non-executive director of Jacobson Pharma Corporation Limited (HKEx: 2633), a company listed on the Stock Exchange of Hong Kong Limited, from April 2016 to November 2021 and an independent non-executive director since November 2021. Prof. Lam has been an independent non-executive director of Kwan On Holdings Limited (HKEx: 1559), a company listed on the Stock Exchange of Hong Kong Limited, since March 2015 and an independent non-executive director of Overseas Chinese Town (Asia) Holdings Limited (HKEx: 3366), a company listed on the Stock Exchange of Hong Kong Limited, since May 2009. Prof. Lam has been an independent non-executive director of Qingci Games Inc. (HKEx: 6633), a company listed on the Stock Exchange of Hong Kong Limited, since June 2021. From March 2014 to June 2023, Prof. Lam was an independent non-executive director of Sinomax Group Limited (HKEx: 1418), a company listed on the Stock Exchange of Hong Kong Limited. Prof. Lam obtained a doctor of philosophy in commerce from the Australian National University in 1996.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

For the year ended March 31, 2025, the aggregate cash compensation and benefits that we paid to the executive officers and directors were approximately HK$2,218,000 (approximately US$284,359), as compensation to our directors and executive officers, as well as an aggregate of HK$54,000 (approximately US$6,923) as contributions by the Operating Subsidiary to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the fiscal year ended March 31, 2025, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this annual report.

Compensation Recovery Policy

Our board of directors has adopted an executive compensation recovery policy (the “Compensation Recovery Policy” or “Clawback Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers and/or directors.

On June 11, 2024, Grande entered into separate employment agreements with: (a) Ms. Yujie, CHEN, the Director, Chief Executive Officer, and the Chair of the Board; and (b) Mr. Ying Wo Sammy, HO, the Director; and (c) Mr. Ka Wing Eric, LAW, the Chief Financial Officer, respectively (collectively, the Directors and Officer Employment Agreements) (Ms. Chen, Mr. Ho, and Mr. Law are collectively referred as the Named Directors and Officers). The initial term of employment under the Directors and Officer Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Directors and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Directors and Officer Employment Agreement or unless terminated earlier pursuant to the terms of the Directors and Officer Employment Agreements.

Pursuant to the Directors Employment Agreements, Ms. Chen and Mr. Law will receive cash compensation of annual salary of HK$720,000 (US$92,308) from Grande Capital Limited, the Operating Subsidiary, and nil from Grande; Mr. Ho will receive cash compensation of salary HK$ 780,000 (US$100,000) from Grande Capital Limited annually and nil from Grande.

Grande is entitled to terminate their agreement for cause at any time without remuneration for certain acts of the Named Directors and Officers, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. The Named Directors and Officers have agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for their benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each Named Directors and Officers has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the Grande group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Grande group of companies or in the habit of dealing with the Grande group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the Grande group of companies, and use a name including the words used by the Grande group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the Grande group of companies.

Grande Capital Limited, the Operating Subsidiary of the Company also has entered standard employment agreements with Ms. Yujie, CHEN, Mr. Ying Wo Sammy, HO and Ka Wing Eric, LAW, in the form of Letter of Employment with on April 3, 2019, December 1, 2023, and March 19, 2024, respectively.

The Named Directors and Officers will continue to receive cash compensation, in the form of salary from the Operating Subsidiary.

Agreements with independent directors

We entered into director offer letters with each of our independent directors which agreements set forth the terms and provisions of their engagement.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2025, 2024 and 2023, we had no outstanding equity awards.

6.C. Board Practices

Board of Directors

Our board of directors consists of 5 Directors, comprising 2 executive Directors and 3 independent Directors. A director is not required to hold any shares in our Company to qualify to serve as a director.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Committees of the Board of Directors

We have established three committees under the board of directors: of an Audit Committee, a Compensation Committee and a Nominating Committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Henry Cheuk Sang, Wong, Prof. Jin, Li and Prof. Sing Kwong Simon, Lam. Mr. Henry Cheuk Sang, Wong is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Henry Cheuk Sang, Wong, Prof. Jin, Li and Prof. Sing Kwong Simon, Lam. Prof. Sing Kwong Simon, Lam is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Mr. Henry Cheuk Sang, Wong, Prof. Jin, Li and Prof. Sing Kwong Simon, Lam. Prof. Jin, Li is the chair of our nominating committee. We have determined that Mr. Henry Cheuk Sang, Wong, Prof. Jin, Li and Prof. Sing Kwong Simon, Lam satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account, without limitation, the nature of the Company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes our Amended and Restated Memorandum and Articles of Association or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. A shareholder may in certain limited exceptional circumstances have the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

6.D. Employees

Grande Capital had 18, 14 and 13 full-time employees as of March 31, 2025, 2024 and 2023, respectively. All of the employees are stationed in Hong Kong. The following table sets forth the number of our full-time employees categorized by function as of March 31, 2025, 2024 and 2023:

Function	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
General management	3	2	1
Project execution	10	10	10
Administrative	5	2	2
Total	18	14	13

We consider that we have maintained a good relationship with the employees and have not experienced any significant disputes with the employees or any disruption to the operations due to any labor disputes. In addition, our Operating Subsidiary has not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually, which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

●	Each of our Directors and named executive officers; and

●	All Directors and named executive officers as a group.

Percentage of beneficial ownership of each listed person is based on 19,906,250 Class A Ordinary Shares, par value US$0.00001 per share, and 5,000,000 Class B Ordinary Shares, par value US$0.00001 per share, issued and outstanding as of the date of this annual report.

Holders of Class A Ordinary Share will be entitled to one vote per share. Holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

In computing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares and Class B Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them.

	Class A Ordinary Shares Beneficially Owned (2)		Class B Ordinary Shares Beneficially Owned(2)		Voting Power (2)
Name of Beneficial Owner	Number	%	Number	%	%
Directors, and Named Executive Officers:
Yujie, CHEN(1)	15,194,000	76.33%	5,000,000	100%	96.07%
Ying Wo Sammy, HO	—	—	—	—	—
Ka Wing Eric, LAW	—	—	—	—	—
Henry Cheuk Sang, WONG	—	—	—	—	—
Jin, LI	—	—	—	—	—
Sing Kwong Simon, LAM	—	—	—	—	—
Directors, and Named Executive Officers as a group (6 persons)	15,194,000	76.33%	5,000,000	100%	96.07%

5% or Greater Shareholders:
Grande Holding Limited(1)	15,194,000	76.33%	5,000,000	100%	96.07%

(1)	Grande Holding Limited is a company incorporated under the laws of the Cayman Islands. The registered address for Grande Holding Limited is 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. Grande Holding Limited is owned as to 75% by Blazing Success Holdings Limited and 25% by Ocean Empire Group Limited. Mr. Tak Kai Raymond, TAM owns 100% equity interest in Rosy Beauty investment Limited, which owns 100% equity interest in Blazing Success Holding Limited. Ms. Yujie, CHEN, Grande’s Chief Executive Officer and the Chair of the Board, owns 100% equity interest in Ocean Empire Group Limited. Mr. Tam and Ms. Chen share the voting and dispositive power of the shares of Grande held by Grande Holding Limited, and Mr. Tam and Ms. Chen are deemed as the beneficial owners of the shares held by Grande Holding Limited.
(2)	Percentage total voting power represents voting power with respect to all shares of our Class A Ordinary Shares and Class B Ordinary Shares, as a single class. Each holder of Class B Ordinary Shares shall be entitled to twenty (20) votes per Class B Ordinary Share and each holder of Class A Ordinary Shares shall be entitled to one (1) vote per Class A Ordinary Share on all matters submitted to our shareholders for a vote. The Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

(a) Names and relationship of related parties:

Name of related parties	Relationship with the Company
Yujie, Chen	Chief Executive Officer, a director since January 17, 2023 and beneficial shareholder
Chi Bun Alan, Chung	A director during the period from May 31, 2021 to January 17, 2023
Hao Xiang, Pan	A director during the period from January 17, 2023 to January 9, 2024
Ying Wo Sammy, Ho	A director since May 21, 2024
Ka Wing Eric, Law	Chief Financial Officer since April 1, 2024
Tak Kai Raymond, Tam	A director during the period from August 20, 2020 to May 21, 2024, and the ultimate controlling shareholder (i.e. the majority shareholder of Grande Holding Limited)
Grande Holding Limited	Controlling Shareholder

(b) Summary of balances with related parties:

	March 31,
Amounts due to a related party:	2025	2024	2023
Grande Holding Limited	$(1,821,726)	$(1,852,115)	$(1,857,845)

As of March 31, 2025, 2024 and 2023, the amounts due to a related party solely represented amounts due to Grande Holding, our Controlling Shareholder, in the form of shareholder loan to the Company, for the purpose of: (1) the working capital for the daily operation of Grande Capital; and (2) the capital to develop the Type 1 (dealing in securities) and Type 9 (asset management) business lines. These amounts are unsecured, interest-free, payable on demand and have no fixed term of payment, and are not governed by or subject to any written agreements. During the years ended March 31, 2025, 2024, and 2023, the Company repaid $30,389, $5,730, and nil, respectively, to Grande Holding Limited. No advances were received from Grande Holding Limited during the years ended March 31, 2025 and 2024, while an advance of $293,842 was received during the year ended March 31, 2023.

Mr. Tak Kai Raymond, TAM, the majority shareholder of the Controlling Shareholder, is the source of the funds that the Controlling Shareholder loaned to the Company.

(c)  Summary of related party transactions:

A summary of trade transactions with related parties for the years ended March 31, 2025, 2024, and 2023 are listed below:

	One Year Ended March 31,
Employee remuneration paid to senior management and related contributions made to pension schemes:	2025		2024		2023
Yujie, Chen	$94,615		$94,615		$60,000
Chi Bun Alan, Chung	N/A	(1)	N/A	(1)	230,318
Hao Xiang, Pan	N/A	(1)	70,962		23,590
Ying Wo Sammy, Ho	102,051		N/A	(1)	N/A	(1)
Ka Wing Eric, Law	94,615		N/A	(1)	N/A	(1)
Total	$291,281		$165,577		$313,908

	March 31,
Consultation fee paid to senior management:	2025	2024	2023
Tak Kai Raymond, Tam (2)	$-	$5,769	$—
Total	$-	$5,769	$—

(1)	These individuals have either left their positions or have not yet been appointed as senior management during the year.
(2)	The consultation fee paid to Mr. Tak Kai Raymond, Tam was for a one-off corporate strategy consultation engagement, which has been completed as of the date of this annual report. No written contract was entered for the engagement.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

As of the date of this annual report, we and our subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims which would have a material adverse impact on the operations, financial position and reputation of us.

Dividend Policy

On June 25, 2024, Grande Capital Limited declared a cash dividend of HK$6 million (approximately US$769,231) to our Controlling Shareholder, Grande Holding Limited, for the purpose of distribution of profits obtained during the year. Save as previously disclosed, as of the date of the annual report, and the years ended March 31, 2025, 2024, and 2023 neither Grande nor its subsidiaries have declared or made any dividend or contribution to their respective shareholders.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends to public shareholders of Grande in the foreseeable future.

Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolution of directors, authorize and declare a dividend to Grande’s shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) we will be able to pay our debts as they fall due; and (b) the value of our assets exceeds our liabilities.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Grande’s ability to pay dividends to the shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiary, Grande Capital. According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividend. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GRAN.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GRAN.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

We incorporate by reference into this annual report the description of our third Amended And Restated Memorandum and Articles Of Association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.1 to this annual report.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

Hong Kong Exchange Controls

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong. The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between our Company and our Hong Kong subsidiaries. However, the PRC government may impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future.

See “Item 3.D. Risk Factors- Risks relating to our Corporate Structure-We rely on dividends and other distributions of equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” for more information. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that this policy will not be changed in the future. See “Item 3.D. Risk Factors - Risks Relating to Doing Business in the Jurisdictions in which we Operate – Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.”

British Virgin Islands Exchange Controls

There are no exchange controls restrictions on payment of dividends, interest or other payments to the holders of our Ordinary Shares or on the conduct of our operations in the BVI, where we were incorporated. There are no BVI laws that impose any exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. BVI law and our articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our Ordinary Shares.

10.E. Taxation

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in the IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our securities from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Notwithstanding  the cash we raised in the IPO, together with other assets held for the production of passive income, it is believed, for our current taxable year, we are not a PFIC. We will continue to make this determination following each tax year. However, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our securities and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our securities and the amount of cash we have utilized from the past IPO. Accordingly, fluctuations in the market price of our securities may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spent the cash we raised in the IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in the IPO) that may not have been within our control. If we are a PFIC for any year during which you hold our securities, we will continue to be treated as a PFIC for all succeeding years during which you hold our securities. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to our securities.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Class A Ordinary Shares whose death occurs on or after February 11, 2006.

BVI Taxation

The following is a discussion on certain British Virgin Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under British Virgin Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to British Virgin Islands income or corporation tax.

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI. There are no exchange control regulations or currency restrictions in the British Virgin Islands. Under the laws of the British Virgin Islands, no stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands).

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-283705), as amended.

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the years ended March 31, 2025 and March 31, 2024 is $1,187,465 and $633,875 respectively.

Bank balances

The Company is exposed to concentration of credit risk on liquid funds. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of US$102,564 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Other current assets

The Company assessed the impairment for other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have had no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other current assets as of March 31, 2025, 2024 and 2023 is $166, $165 and $180, respectively.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in Hong Kong Dollar, which is the functional currency of the operating subsidiary. In the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not resort to any foreign currency hedging facilities to eliminate the currency exposures. However, the directors closely monitor the related foreign currency exposure and will consider foreign currency hedging to mitigate foreign currency risk should the need arise.

Economic and political risks

The Company’s operations are conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333- 283705) (the “F-1 Registration Statement”), in relation to our initial public offering of 2,156,250 Class A Ordinary Shares at an offering price of US$5.00 per share, including the full exercise of the underwriters’ over-allotment option. Our initial public offering closed on July 2, 2025. Cathay Securities, Inc. acted as the representatives of the underwriters (the “Representative”) for our initial public offering. On July 10, 2025, the Representative exercised the Over-Allotment Option in full to purchase an additional 281,250 Class A Ordinary Shares, at a price of US$5.00 per share.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately $1.92 million, including underwriting discounts of $754,688, underwriters’ non-accountable expense of $107,813, and other expenses of $1,056,559. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

After deducting the total expenses, we received net proceeds of approximately $8.86 million from our initial public offering.

As of the date of this annual report, we have not utilized any of the net proceeds. We intend to apply the net proceeds as described in the registration statement.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective. In connection with the audits of our consolidated financial statements for the years ended March 31, 2025, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting as well as other disclosure control deficiencies for the above-mentioned periods. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to:  (1) our lack of sufficient financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; and (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team, external consultants, and additional staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function, to further improve the efficiency and quality of our financial reporting, and to establish a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; (iii) implementing formal IT policies and procedures and enhancing our IT systems that support the Company’s revenue and related financial reporting processes; and (iv) enhancing management reporting on the remediation measures to the board of directors, or audit committee members as appropriate.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION — 3.D. Risk Factors — Risks Relating to our Business and Operation — Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Class A Ordinary Shares.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Henry Cheuk Sang, Wong, Prof. Jin, Li and Prof. Sing Kwong Simon, Lam. Mr. Henry Cheuk Sang, Wong is the chair of our audit committee.

Mr. Henry Cheuk Sang, Wong, Prof. Jin, Li and Prof. Sing Kwong Simon, Lam, each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Henry Cheuk Sang, Wong qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm, for the periods indicated.

	Year Ended March 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees - WWC, P.C (1)	-	395,000	180,000
Audit-related fees(2)	-	-	88,000
All other fees(3)	-	-	325
Total	-	395,000	268,325

Note

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.
(2)	Audit-related fees include the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.
(3)	All other fees refer to the fees not covered in (1) and (2) above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Our Company is considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Ordinary Shares — As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

The “controlled company” exception to Nasdaq’s rules provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company” need not comply with certain requirements of Nasdaq’s corporate governance rules. As of the date of this annual report, Mr. Tak Kai Raymond, TAM (our ultimate controlling shareholder and majority shareholder of Grande Holding Limited, our Controlling Shareholder) and Ms. Yujie, CHEN (our Chief Executive Officer and the Chair of our Board) beneficially own the majority of the voting power of our outstanding Ordinary Shares. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including that a majority of our board of directors consist of independent directors. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of Nasdaq and cease to be a “controlled company” and our Class A Ordinary Shares continue to be listed on Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of Nasdaq, including but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Notwithstanding the Company’s status as a foreign private issuer or a controlled company, the Company will remain subject to the corporate governance standard of Nasdaq that requires the Company to have an audit committee with at least three independent directors as well as composed entirely of independent directors. For purposes of the audit committee composition requirements, we must have at least one independent director on our audit committee at the time of listing, at least two independent directors within 90 days of listing and at least three independent directors within one year of listing, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq rule.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

The Company currently has an informal cybersecurity policy. As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board of directors. The Company relies on certain third parties for the provision of its cloud infrastructure but does not currently engage any assessors, consultants, auditors, or other third parties in connection with any processes for assessing, identifying, and managing material risks from cybersecurity threats, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. As of the date of this annual report, there have been no cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
2.1*	Description of Securities
4.1	Employment Agreement between the Registrant and Ms. Yujie, CHEN, dated as of July 11, 2024 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.2	Employment Agreement between the Registrant and Mr. Ying Wo Sammy, HO, dated as of July 11, 2024 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.3	Employment Agreement between the Registrant and Mr. Ka Wing Eric, LAW, dated July 11, 2024 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.4	Employment Agreement between the Grande Capital Limited, Registrant’s Operating Subsidiary and Mr. Ying Wo Sammy, HO, dated December 1, 2023 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.5	Employment Agreement between the Grande Capital Limited, Registrant’s Operating Subsidiary and Mr. Ka Wing Eric, LAW, dated March 19, 2024 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.6	Tenancy Agreement of Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong, dated April 1, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.7	Form of Independent Director Offer Letter (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
11.2	Insider Trading Policies (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation
101.DEF*	Inline XBRL Taxonomy Extension Definition
101.LAB*	Inline XBRL Taxonomy Extension Label
101.PRE*	Inline XBRL Taxonomy Extension Presentation
104*	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herein

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grande Group Limited

By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chief Executive Officer, Chair of the board, and Director

Date: July 31, 2025

GRANDE GROUP LIMITED
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Grande Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Grande Group Limited and its subsidiaries (collectively the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

July 31, 2025

We have served as the Company’s auditor since February 29, 2024.

GRANDE GROUP LIMITED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2025 AND 2024 (Stated in US Dollars)

	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$2,066,102	$2,768,730
Accounts receivable, net	1,187,465	633,875
Contract assets, net	197,165	-
Prepaid expenses and other current assets, net	51,259	46,711
Due from a related party	6	-
Total current assets	3,501,997	3,449,316

Non-current assets
Leasehold improvement and equipment, net	135,562	15,154
Right-of-use asset, operating lease	160,708	312,268
Deferred initial public offering costs	883,293	325,291
Total non-current assets	1,179,563	652,713
TOTAL ASSETS	$4,681,560	$4,102,029

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	$278,807	$274,571
Contract liabilities	200,911	196,515
Lease liability	160,708	151,560
Due to a related party	1,821,726	1,852,115
Income tax payable	112,532	209,656
Total current liabilities	2,574,684	2,684,417

Non-current liabilities
Lease liability – non-current	-	160,708
Total non-current liabilities	-	160,708
TOTAL LIABILITIES	2,574,684	2,845,125

Commitment and contingencies

Equity
Class A Ordinary Shares, par value $0.00001 per share, 4,950,000,000 shares authorized; 17,750,000 and 10,000,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively*	178	100
Class B Ordinary Shares, par value $0.00001 per share, 50,000,000 shares authorized; 5,000,000 and nil shares issued and outstanding as of March 31, 2025 and 2024, respectively*	50	-
Subscription receivables	(128)	-
Retained earnings	2,106,770	1,256,804
Total shareholders’ equity	2,106,870	1,256,904
Non-controlling interest	6	-
TOTAL EQUITY	2,106,876	1,256,904
TOTAL LIABILITIES AND EQUITY	$4,681,560	$4,102,029

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023 (Stated in US Dollars)

	2025	2024	2023
Revenue	$4,338,827	$4,529,196	$3,870,967
Cost of revenue	1,019,658	1,519,277	1,547,218
Gross profit	3,319,169	3,009,919	2,323,749

General and administrative expenses	1,418,069	887,036	891,614
Total operating expenses	1,418,069	887,036	891,614

Operating income	1,901,100	2,122,883	1,432,135

Other incomes
Government subsidies	2,605	—	53,846
Interest income	9,350	9,261	3,282
Other miscellaneous income	321	—	12,674
Total other incomes	12,276	9,261	69,802

Income before taxes	1,913,376	2,132,144	1,501,937
Provision for income taxes	294,179	334,071	222,690
Net income	$1,619,197	$1,798,073	$1,279,247

Income per share – Basic and diluted	$0.11	$0.18	$0.13
Basic and diluted weighted average shares outstanding*	14,680,821	10,000,000	10,000,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023 (Stated in US Dollars)

	Class A Ordinary Shares*		Class B Ordinary Shares*
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Accumulated Deficit	Total Shareholders’ Deficit	Non- Controlling Interest	Total Deficit
Balance, April 1, 2022	10,000,000	$100	—	$—	$—	$(1,820,516)	$(1,820,416)	—	$(1,820,416)
Net income	—	—	—	—	—	1,279,247	1,279,247	—	1,279,247
Balance, March 31, 2023	10,000,000	$100	—	$—	$—	$(541,269)	$(541,169)	—	$(541,169)

	Class A Ordinary Shares*		Class B Ordinary Shares*
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	(Accumulated Deficit) Retained Earnings	Total Shareholders’ (Deficit) Equity	Non- Controlling Interest	Total (Deficit) Equity
Balance, April 1, 2023	10,000,000	$100	—	$—	$—	$(541,269)	$(541,169)	—	$(541,169)
Net income	—	—	—	—	—	1,798,073	1,798,073	—	1,798,073
Balance, March 31, 2024	10,000,000	$100	—	$—	$—	$1,256,804	$1,256,904	—	$1,256,904

	Class A Ordinary Shares*		Class B Ordinary Shares*
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Retained Earnings	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance, April 1, 2024	10,000,000	$100	—	$—	$—	$1,256,804	$1,256,904	—	$1,256,904
Issuance of ordinary shares	7,750,000	78	5,000,000	50	(128)	—	—	—	—
Net income	—	—	—	—	—	1,619,197	1,619,197	—	1,619,197
Dividends	—	—	—	—	—	(769,231)	(769,231)	—	(769,231)
Acquisition of a subsidiary	—	—	—	—	—	—	—	6	6
Balance, March 31, 2025	17,750,000	$178	5,000,000	$50	$(128)	$2,106,770	$2,106,870	6	$2,106,876

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023 (Stated in US Dollars)

	2025	2024	2023
Cash flows from operating activities:
Net income	$1,619,197	$1,798,073	$1,279,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,745	20,267	34,369
Amortization of operating lease right-of-use asset	165,868	165,868	185,612
Allowance for (Reversal of) expected credit loss	96,500	(3,711)	8,002
Deferred tax expense	—	42,789	222,690
Changes in operating assets and liabilities:
Accounts receivable	(649,819)	(132,074)	(493,286)
Contract assets	(197,435)	—	—
Prepaid expenses and other current assets	(4,549)	(13,295)	18,865
Accrued expenses and other liabilities	4,236	266,657	(31,030)
Contract liabilities	4,396	(1,068,715)	(784,047)
Lease liability	(165,868)	(165,868)	(185,612)
Income tax recoverable and payable	(97,124)	247,751	(25,846)
Net cash provided by operating activities	794,147	1,157,742	228,964

Cash flow from investing activities:
Purchase of equipment	(139,153)	—	—
Net cash used in investing activities	(139,153)	—	—

Cash flow from financing activities:
(Repayment to) Advance from a related party	(30,389)	(5,730)	293,842
Payments of offering costs related to initial public offering	(558,002)	(325,291)	—
Dividends paid	(769,231)	—	—
Net cash (used in) provided by financing activities	(1,357,622)	(331,021)	293,842

Net (decrease) increase in cash and cash equivalents	(702,628)	826,721	522,806
Cash and cash equivalents at beginning of the year	2,768,730	1,942,009	1,419,203
Cash and cash equivalents at end of the year	$2,066,102	$2,768,730	$1,942,009

Supplementary cash flows information:
Taxes paid	$391,303	$43,531	$25,846
Listing fee paid	$385,438	$325,291	$—
Non-cash investing and financing activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	$—	$455,201	$—
Recognition of deferred initial public offering costs recorded in accrued expenses and other liabilities	$172,564	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Grande Group Limited (formerly known as Hero Intelligence Group Limited) (“Grande Group” or the “Company”) was incorporated in the British Virgin Islands (“BVI”) on August 6, 2020 as an investment holding company. The Company conducts its primary operations through its directly wholly owned subsidiary Grande Capital Limited (“Grande Capital”) which is incorporated and domiciled in Hong Kong (“Hong Kong”), the People’s Republic of China; Grande Capital is a licensed corporation under the Hong Kong Securities and Futures Ordinance to carry out regulated activities Type 1 “dealing in securities” and Type 6 “Advisory on corporate finance” under the Hong Kong Securities and Futures Ordinance. The principal activity of Grande Capital is the provision of corporate finance advisory services.

Effective May 22, 2024, the Company changed its name from Hero Intelligence Group Limited to Grande Group Limited.

On June 12, 2024, the Company acquired 51% of the equity interest in Grande Securities Limited (“Grande Securities”), a company incorporated in Hong Kong, from one of the shareholders for a total consideration of HK$51, approximately equivalent to $6.5 for the purpose of further developing the Company’s equity capital market services. Grande Securities has not commenced its operational activities as of the date when the Company issues the consolidated financial statements.

The following is an organization chart of the Company and its subsidiary as of March 31, 2025:

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of March 31, 2025, the Company’s subsidiaries are detailed in the table as follows:

Name of Company	Place of incorporation	Attributable equity interest %	Issued capital
Grande Capital Limited	Hong Kong	100	HK$	12,000,000
Grande Securities	Hong Kong	51	HK$	100

Principles of consolidation and basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary (collectively the “Company”). Management has eliminated all significant inter-company balances and transactions in preparing the accompanying consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“U.S. GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the consolidated financial statements in conformity with the U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include revenue recognition. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling. No impairment of long-lived assets was recognized for the years ended March 31, 2025, 2024 and 2023.

General and administrative expenses

General and administrative expenses include employee benefit expense, depreciation and other office expenses.

Cash and cash equivalents

The Company considers bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at financial institutions.

Lease

ASC 842 generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU asset to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU asset and liability do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

As of March 31, 2025 and 2024, there were approximately $0.2 million and $0.3 million ROU assets and approximately $0.2 million and $0.3 million lease liability based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using the Hong Kong Dollar Prime Rate at 5.88%, 5.88% and 5.25% during the years ended March 31, 2025, 2024 and 2023, was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company evaluates the impairment of its ROU asset consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of March 31, 2025, 2024 and 2023, the Company did not recognize any impairment loss against its ROU asset.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of ASC 450, “Contingencies”. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

Foreign currency

The accompanying consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company and all the other subsidiaries is $ or Hong Kong Dollar (“HK$”).

The consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HK$ are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.. The year-end and year-average exchange rates are as follows:

	March 31,
	2025		2024		2023
	Year-end	Year-average	Year-end	Year-average	Year-end	Year-average
$: HK$	7.8000	7.8000	7.8000	7.8000	7.8000	7.8000

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of operations.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Adoption of new accounting standard

In November, 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting (“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on April 1, 2024, which was applied retrospectively to all prior periods presented. See Note 18 for further information.

Accounts receivables, net

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at amortized cost less an allowance for expected credit loss as needed. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Leasehold improvement and equipment, net

Leasehold improvement and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of leasehold improvement and equipment are as follows:

Leasehold improvement	the lesser of useful life or term of lease
Office equipment and others	4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Deferred initial public offering (“IPO”) costs

Deferred IPO costs consist of costs incurred in connection with the Company’s planned IPO in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the planned IPO or charged to consolidated statements of operations if the planned IPO is not completed. As of March 31, 2025 and 2024, the Company had deferred IPO costs of $883,293 and $325,291, respectively.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets. The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Grande Capital is a licensed corporation under the Hong Kong Securities and Futures Ordinance to carry out regulated activities Type 1 “Dealing in securities” and Type 6 “Advisory on corporate finance” under the Hong Kong Securities and Futures Ordinance. The Company’s principal revenue streams include:

IPO sponsorship services

The Company enters into an agreement with its customers for advising and guiding listing applicants throughout the IPO process with various services, such as coordinating the listing progress, conducting due diligence, performing all duties of a sponsor as required under the applicable rules and regulations and acting as the primary channel of communication with the regulators such as the Stock Exchange of Hong Kong (the “Hong Kong Exchange”) and the Securities and Futures Commission of Hong Kong concerning the listing, in return for a sponsor’s fee.

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 20% in average.

The services carried out by the Company in its role as sponsor are usually highly interdependent and interrelated and therefore, in accordance with ASC 606-10-25-21 (c), these services also fail to satisfy the criterion in ASC 606-10-25-19 (b) of being distinct from one another within the context of the contract. Therefore, the Company accounts for all of the sponsorship services promised in the contract as a single performance obligation.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Following the fact pattern provided, the sponsorship services does not meet criterion ASC 606-10-25-27 (a) because the listing applicant does not simultaneously receive and consume the benefits provided by the sponsor’s performance during the IPO process. The listing applicant only receives the benefits when the sponsor completes all of its services and the shares are successfully listed on the Hong Kong Exchange or another outcome. Applying paragraph 3A.18 of the Main Board Listing Rules of Hong Kong, “for the avoidance of doubt, a replacement sponsor shall not be regarded as having satisfied any of the obligations of a sponsor by virtue of work performed by a predecessor sponsor”, thus the performance obligation does not meet the condition in ASC 606-10-55-6 to be considered satisfied over time because a replacement sponsor would need to substantially re-perform all of the work performed by the existing sponsor, including reperformance of the due diligence work and coordination with other professional parties. Even if some of the work done by other professional parties (such as lawyers and auditors) has been completed, this work is not part of the role of the sponsor. The sponsor will still need to coordinate with other professional parties and perform its own due diligence on the information provided by these parties.

The sponsorship services also do not meet criterion ASC 606-10-25-27 (b) because there is no asset controlled by the listing applicant during the period.

The agreements entered into prior to April 1, 2024 do not have a right to payment clause. The initial deposit normally only represents 20% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the achievement of the next milestone as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

As a result, the services fee income is recognized at the point in time when the Company completes its sponsorship services.

For an agreement entered into since April 1, 2024, it has a right to payment clause, meaning the Company has a contractual right to receive payment pro-rata to its performance completed to date. Also, the Company’s performance does not create an asset with an alternative use to the Company. Consequently, the Company has an enforceable right to payment for its performance completed to date under the agreement and thus criterion ASC 606-10-25-27 (c) is met.

As a result, the services fee income is recognized over time and the Company uses an input method based on project labor hours incurred to date compared to total estimated project labor hours to measure its progress toward complete satisfaction of the performance obligation. The input method is the most representative depiction of the Company’s performance because it directly measures the value of the services transferred to the customer.

The Company considers the milestone payments as variable consideration because the amount it expects to receive can vary depending on the achievement of the future milestones. The Company uses the most likely amount method to estimate the variable consideration in its contract applying ASC 606-10-32-8 because it is the method that the Company expects to better predict the amount of consideration to which it will be entitled. However, given that the milestone payments are significant and the successful submission of the listing application is largely not within the control of the Company and subject to significant uncertainty, the Company determines that the probable criterion in ASC 606-10-32-11 is not met for the milestone payment. Nevertheless, the agreement contains a right to payment clause which entitles the Company to an enforceable right to payment for its performance completed to date at all times throughout the duration of the contract even if the respective next milestones are not achieved. Therefore, the Company applies its judgement and estimates the transaction price at contract inception. At each reporting date, the Company considers any change in expected outcome and updates its estimation of the transaction price (including updating its estimate of variable consideration and whether that estimate is constrained) by applying ASC 606-10-32-14.

Underwriting and placing services

The Company enters into the same agreement with the IPO services with its customers for underwriting syndicates for certain of those IPOs that the Company acted as sponsors, in return for underwriting commissions.

The underwriting and placing service are identified as a separate performance obligation. Placing commission income is recognized at a point in time when the performance obligation has been satisfied by the completion of provision of placing services under the respective engagement terms, which is typically at the closing of the transaction. The customer of the Company is the securities issuers. The placing commitment, as stated in the placing agreement with securities issuers, is that the Company is an agent to provide placing services by using its reasonable best efforts to procure potential subscribers to subscribe the funds raised by securities issuers. The Company is under no obligation to purchase the securities if the subscribers do not subscribe to any or all the securities. The Company is not primarily responsible for fulfilling the promise to provide the specified good or service to customers. The Company has no inventory risk before or after the specified good or service has been transferred to a customer. The Company has no discretion in setting prices to customers.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Underwriting and placing commission income are generally charged at fixed rate with reference to size of funds raised in the transaction, subject to determination of securities issuers and the transaction price includes variable consideration. The Company estimates the amount of variable consideration to be included in the transaction price and recognizes revenue to the extent that it is probable that a significant reversal of cumulative revenue will not occur when the uncertainty associated with the performance-based fees is resolved. The Company does not receive or not entitled to any compensation if the related underwriting and placing transaction are not completed.

Referral services

Referral income generated by provision of referral services by acting as agent to corporate customers. The Company refers clients to corporate customers and earns referral income. The Company enters into distinct referral agreements with corporate customers for the provision of referral services. The referral service is distinct and is identified as one performance obligation. The transaction price is a variable consideration as the consideration is determined to be a fixed percentage of subscription amount in the transaction of fundraising activities. Revenue from providing referral services to corporate customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of fundraising activities.

General advisory services

The Company enters into an agreement with its customers for general advisory services mainly include (i) advisory works for companies listed on the Hong Kong Exchange as well as their shareholders, advising them on the terms and structures of proposed transactions, such as takeovers, and the relevant implications of the Hong Kong regulatory framework, which primarily included the Main Board Listing Rules of Hong Kong and Hong Kong Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as the U.S. exchanges.

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 30% in average.

The services carried out by the Company can vary from project to project and generally involves a series of tasks which are usually highly interdependent and interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and therefore, in accordance with ASC 606-10-25-21 (c) and ASC 606-10-25-19 (b), the Company generally accounts for all of the general advisory services promised in the contract as a single performance obligation.

Following the fact pattern provided, the general advisory services does not meet criterion ASC 606-10-25-27 (a) because the customer does not simultaneously receive and consume the benefits provided by the Company’s performance during the services period. The customer only receives the benefits when the Company completes all of its services.

The general advisory services also do not meet criterion ASC 606-10-25-27 (b) because there is no asset controlled by the customers during the period.

The agreements do not have a right to payment clause. The initial deposit normally only represents 30% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the next milestone instalments as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

As a result, the services fee income is recognized at the point in time when the Company completes its general advisory services.

Independent financial advisory services

The Company enters into an agreement with its customers for independent financial advisory services mainly include providing advice to the independent board committee and independent shareholders of companies listed on the Hong Kong Exchange rendering recommendation and opinions.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 37% in average.

The services carried out by the Company can vary from project to project and generally involves a series of tasks which are usually highly interdependent and interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and therefore, in accordance with ASC 606-10-25-21 (c) and ASC 606-10-25-19 (b), the Company accounts for all of the independent financial advisory services promised in the contract as a single performance obligation.

Following the fact pattern provided, the independent financial advisory services does not meet criterion ASC 606-10-25-27 (a) because the customer does not simultaneously receive and consume the benefits provided by the Company’s performance during the services period. The customer only receives the benefits when the Company completes all of its services.

The independent financial advisory services also do not meet criterion ASC 606-10-25-27 (b) because there is no asset controlled by the customers during the period.

The agreements do not have a right to payment clause. The initial deposit normally only represents 37% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the next milestone instalments as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

As a result, the services fee income is recognized at the point in time when the Company completes its independent financial advisory services.

Compliance advisory services

The Company enters into an agreement with its customers for compliance advisory services mainly include advisory works to listed companies in Hong Kong in relation to post-listing compliance matters, in return for a monthly fee.

The services carried out by the Company can vary from project to project and generally involves a series of tasks which are usually highly interdependent and interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and therefore, in accordance with ASC 606-10-25-21 (c) and ASC 606-10-25-19 (b), the Company accounts for all of the compliance advisory services promised in the contract as a single performance obligation.

Following the fact pattern provided, the compliance advisory services meet criterion ASC 606-10-25-27 (a) because the customer simultaneously receives and consumes the benefits provided by the Company’s performance during the services period, i.e. ongoing advisory services. Also, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar each month, even though the exact volume of services may vary.

As a result, the Company recognizes revenues from compliance advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Contract assets

Contract assets include unbilled amounts resulting from advisory services, as the Company’s right to payment is conditional on completion of defined project milestones. Payment is not due until each milestone is achieved, so a contract asset (unbilled revenue) is recorded until invoicing occurs. Contract assets are generally classified as current assets given the short-term nature of these engagements. Contract assets (unbilled revenue) related to general advisory services totaled $197,165 and nil at March 31, 2025 and 2024, respectively. All contract assets are expected to be collected and are included within current assets in the accompanying consolidated balance sheets.

Contract liabilities

The Company generally requires the customers to make initial deposits upon entering into the service contracts and progressive payments throughout the contract terms before the completion of services.

Contract liabilities are recorded for any payments received on such yet to be completed performance obligations. Contract liabilities related to IPO sponsorship services, general advisory services, independent financial advisory services and compliance advisory services totaled $200,911 and $196,515 at March 31, 2025 and 2024, respectively.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred. During the years ended March 31, 2025, 2024 and 2023, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred in the plan was $72,829, $62,739 and $43,030, respectively.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the consolidated financial statements and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Income per share

The Company computes income per share following ASC Topic 260, “Earnings per share”. Basic income per share is measured as the income available to common shareholders divided by the weighted average common shares outstanding for the period, including Class A Ordinary Shares and Class B Ordinary Shares. Diluted income per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended March 31, 2025, 2024 and 2023.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the CODM has been identified as the Company’s chief executive officer. The CODM has determined that the Company operates as a single operating segment and uses consolidated net income as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

Government assistance programs

Government incentives are recorded and presented in the consolidated financial statements on a gross basis as other income. The benefit is generally recorded when all conditions attached to the incentive have been met or are expected to be met and there is reasonable assurance of their receipt.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

2022 Reimbursement of Maternity Leave Pay Scheme

The Hong Kong government launched the Reimbursement of Maternity Leave Pay Scheme to reimburse employers for statutory maternity leave pay (“MLP”) paid to female employees who gave birth on or after December 11, 2020. Under the scheme, employers may apply for reimbursement of the MLP for the 11th to 14th weeks of maternity leave (the four additional weeks), subject to a cap of HK$80,000 per eligible employee. The scheme opened for applications on April 1, 2021. To qualify, the Company must have employed the relevant employee and paid the full statutory maternity leave pay for all 14 weeks, the employee’s confinement must have occurred on or after December 11, 2020, and the additional four weeks of MLP must not have been covered by other government funding. All conditions relating to this grant have been fulfilled by the Company. The grant of $2,605, nil and nil was recognized as other income in the consolidated financial statements for the years ended March 31, 2025, 2024 and 2023, respectively.

2022 Employment Support Scheme

The Hong Kong government has launched the 2022 Employment Support Scheme under the Anti-epidemic Fund to provide wage subsidies to employers for three months (i.e. May, June and July 2022) to retain their current employees or even employ more staff when the business revives as soon as the epidemic situation permits. The Company is required to comply with certain covenants, including hiring sufficient number of employees. All conditions relating to these grants have been fulfilled. The grant of nil, nil and $53,846 was recognized as other income in the consolidated financial statements for the years ended March 31, 2025, 2024 and 2023, respectively.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, contract assets, other current assets, accrued expenses and other current liabilities and amounts due to a related party, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, Fair Value Measurement requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, Financial Instruments defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, contract assets, other current assets, accrued expenses and other current liabilities and amounts due to a related party, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization. The three levels of valuation hierarchy are defined as follows:

Level 1:	inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

Level 2:	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

Level 3:	inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on April 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

In November, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income, to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and statements of cash flows.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	March 31,
	2025	2024
Accounts receivable, gross	$1,288,000	$638,181
Less: allowance for expected credit loss	(100,535)	(4,306)
Total	$1,187,465	$633,875

The aging analysis of accounts receivable, gross based on the due date is as follow:

	March 31,
	2025	2024
Not yet past due	$6,410	$612,027
Within 30 days past due	1,028,984	-
31 to 60 days past due	-	26,154
Over 90 days	252,606	-
Total	$1,288,000	$638,181

The movement of allowances for expected credit loss is as follow:

	March 31,
	2025	2024
Balance at beginning of the year	$(4,306)	$(8,002)
(Provision) Reversal	(96,229)	3,696
Ending balance	$(100,535)	$(4,306)

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	March 31,
	2025	2024
Prepaid expenses, gross	$22,682	$18,133
Deposits, gross	28,743	28,743
Less: allowance for expected credit loss	(166)	(165)
Total	$51,259	$46,711

The movement of allowances for expected credit loss is as follow:

	March 31,
	2025	2024
Balance at beginning of the year	$(165)	$(180)
(Provision) Reversal	(1)	15
Ending balance	$(166)	$(165)

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 5 — LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

Leasehold improvement and equipment, net consist of the following:

	March 31,
	2025	2024
At cost:
Leasehold improvement	$83,167	$83,167
Office equipment and others	206,917	67,764
	290,084	150,931
Less: accumulated depreciation	(154,522)	(135,777)
Total	$135,562	$15,154

Depreciation expense for the years ended March 31, 2025, 2024 and 2023 was $18,745, $20,267 and $34,369, respectively.

NOTE 6 — CONCENTRATIONS OF RISK

Customer concentrations

For the years ended March 31, 2025, 2024 and 2023, revenue from top five customers of the Company accounted for an aggregate of 57.2%, 78.1% and 85.6% of the Company’s total revenue, respectively. None of these customers are related parties of the Company. And there were one, three and three customers that each accounted for 10% or more of total revenues for the years ended March 31, 2025, 2024 and 2023, respectively. Customers accounting for 10% or more of the Company’s revenue were as follows:

	March 31,
	2025		2024		2023
Customer A	N/A	*	N/A	*	25.6%
Customer B	N/A	*	N/A	*	25.2%
Customer C	N/A	*	N/A	*	23.4%
Customer D	N/A	*	28.2%		N/A	*
Customer E	N/A	*	25.2%		N/A	*
Customer F	N/A	*	18.9%		N/A	*
Customer J	30.8%		N/A	*	N/A	*

*	Revenue from these customers is individually less than 10% of the total revenue of the Company for the respective year.

As of March 31, 2025, 2024 and 2023, there were two, four and one customers each with accounts receivable accounting for 10% or more of the Company’s total accounts receivable, respectively. The details are as follows:

	March 31,
	2025		2024	2023
Customer B	N/A	*	N/A *	95.4%
Customer D	N/A	*	47.7%	N/A	*
Customer G	N/A	*	16.1%	N/A	*
Customer H	N/A	*	16.1%	N/A	*
Customer I	N/A	*	16.1%	N/A	*
Customer J	59.7%		N/A *	N/A	*
Customer K	19.9%		N/A *	N/A	*

*	Accounts receivable from these customers is individually less than 10% of the total accounts receivable of the Company for the respective year.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 7 — DEFERRED IPO COSTS

Deferred IPO costs consisted of the following:

	March 31,
	2025	2024
Legal fees	$294,881	$86,845
Accounting related fees	278,830	238,446
Underwriting fees	120,220	—
Other miscellaneous fees	189,362	—
Total	$883,293	$325,291

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	March 31,
	2025	2024
Accrued staff costs	$6,239	$17,851
Accrued administrative expenses	54,888	31,763
Other payables	217,680	224,957
Total	$278,807	$274,571

NOTE 9 — CONTRACT ASSETS, NET AND CONTRACT LIABILITIES

Contract assets is presented net of allowance for expected credit losses:

	March 31,
	2025	2024
Contract assets, gross	$197,435	$-
Less: allowance for expected credit loss	(270)	-
Total	$197,165	$-

The movement of contract assets, gross is as follows:

	March 31,
	2025	2024
Balance at beginning of the year	$-	$-
Additions	197,435	-
Total	$197,435	$-

The movement of allowances for expected credit loss is as follow:

	March 31,
	2025	2024
Balance at beginning of the year	$-	$-
Provision	(270)	-
Ending balance	$(270)	$-

Contract liabilities are recognized when the Company receives initial deposits from customers. Contract liabilities will be recognized as revenue when promised services are provided. The Company’s contract liabilities are generally recognized as revenue within one year.

Contract liabilities consist of the following:

	March 31,
	2025	2024
Balance at beginning of the year	$196,515	$1,265,230
Additions	200,911	67,308
Recognized to revenue during the year	(196,515)	(1,136,023)
Ending balance	$200,911	$196,515

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 10 — LEASES

The Company has an operating lease for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Prime Rate at 5.88% and 5.88% during the years ended March 31, 2025 and 2024, respectively, was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

As of March 31, 2025 and 2024, the right-of-use asset was $160,708 and $312,268, respectively.

As of March 31, 2025 and 2024, lease liability consists of the following:

	March 31,
	2025	2024
Lease liability – current portion	$160,708	$151,560
Lease liability – non-current portion	-	160,708
Total	$160,708	$312,268

During the years ended March 31, 2025, 2024 and 2023, the Company incurred total operating lease expenses of $165,868, $165,868 and $185,612, respectively.

Other lease information is as follows:

	March 31,
	2025	2024
Weighted-average remaining lease term – operating leases	1.0 year	2.0 years
Weighted-average discount rate – operating leases	5.88%	5.88%

The following is a schedule of future minimum payments under operating leases as of March 31:

For the year ending March 31, 2026	$165,868
Total lease payments	165,868
Less: imputed interest	(5,160)
Total operating lease liabilities, net of interest	$160,708

NOTE 11 — EQUITY

(a)	Share Subdivision

On June 4, 2024, the then sole shareholder of the Company, Grande Holding Limited, approved a share subdivision of its issued and unissued shares at a ratio of 100,000 for one (1), pursuant to which each of the Company’s existing issued and unissued ordinary share, par value $1.00 per share, has been subdivided into 100,000 ordinary shares, par value $0.00001 per share, and all the subdivided shares be ranked pari passu in all respects with each other (the “Share Subdivision”).

(b)	Share Redesignation - dual class structure

On November 11, 2024, the Company passed board and shareholder resolutions and approved that (i) re-designate (a) 4,940,000,000 authorized but unissued ordinary shares of par value of $0.00001 each into 4,940,000,000 Class A Ordinary Shares of par value of $0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of $0.00001 each into 50,000,000 Class B Ordinary Shares of par value of $0.00001 each, and re-designate 8,560,000, 490,000, 480,000 and 470,000 ordinary shares of par value of $0.00001 owned by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited each into 8,560,000, 490,000, 480,000 and 470,000 Class A Ordinary Shares of par value of $0.00001 each, respectively; and (ii) the Company issued 6,634,000, 379,750, 372,000 and 364,250 Class A Ordinary Shares of par value of $0.00001 each to Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, and 5,000,000 Class B Ordinary Shares of par value of $0.00001 to Grande Holding Limited. Class A Ordinary Shares confer the right to one vote at a meeting of the members of the Company or on any resolution of members, while Class B Ordinary Shares confer the right to twenty votes at a meeting of the members of the Company or on any resolution of members. Both Class A and Class B Ordinary Shares confer the right to an equal share in any distribution by way of dividend paid by the Company. Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other. The Company also adopted an amended and restated memorandum and articles of association. The above events are collectively referred as the “Share Redesignation”.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 11 — EQUITY (cont.)

(c)	Issuance of ordinary shares

On November 18, 2024, the Company further issued 6,634,000, 379,750, 372,000 and 364,250 Class A Ordinary Shares to Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, and 5,000,000 Class B Ordinary Shares to Grande Holding Limited.

The Company believe it is appropriate to reflect the above transactions of Share Subdivision and Share Redesignation on a retroactive basis and the Company has retroactively adjusted the shares and per share data for all periods presented.

There were 17,750,000 and 10,000,000 Class A Ordinary Shares issued and outstanding as of March 31, 2025 and 2024, respectively, and there were 5,000,000 and nil Class B Ordinary Shares issued and outstanding as of March 31, 2025 and 2024.

(d)	Dividends

On June 25, 2024, the Company declared and made dividends of $0.077 per ordinary shares in the amount of $769,231 to its ordinary shareholders.

NOTE 12 — EMPLOYEE BENEFIT PLANS

Hong Kong

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

NOTE 13 — PROVISION FOR INCOME TAXES

BVI

Grande Group are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the two-tiered profits tax rates regime, the first HK$2 million of the estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The assessable profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income before income tax for the years ended March 31, 2025, 2024 and 2023 was 15.37%, 15.67% and 14.83%, respectively.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations as determined in accordance with ASC 740 are as follows:

	March 31,
	2025	2024	2023
Current taxes	$294,179	$291,282	$—
Deferred taxes	—	42,789	222,690
Income tax expenses	$294,179	$334,071	$222,690

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 13 — PROVISION FOR INCOME TAXES (cont.)

The following table reconciles statutory rate to effective tax rate:

	March 31,
	2025	2024	2023
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
– Non-taxable income	(0.10)%	(0.10)%	(0.63)%
– Non-deductible expenses	0.99%	0.16%	0.09%
– Temporary difference not recognized	(0.90)%	0.12%	0.33%
– Tax reduction	(0.01)%	(0.02)%	(0.05)%
– Income tax at concessionary rate	(1.11)%	(0.99)%	(1.41)%
Effective tax rate	15.37%	15.67%	14.83%

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. As of March 31, 2025, 2024 and 2023, the Company has no uncertain tax positions.

The Company files income tax returns in Hong Kong. The Company’s tax returns from inception through March 31, 2025 remain open and subject to examination. The Company is not currently under examination by any taxing authorities.

The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company has not recognized interest or penalties in its consolidated statements of operations since inception.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 14 — DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the years ended March 31,2025, 2024 and 2023 are as follows:

	March 31,
Total revenues as of:	2025	2024	2023
IPO sponsorship services	$257,775	$2,872,152	$2,548,291
Underwriting and placing services	-	469,667	226,923
Referral services	1,594,619	-	-
General advisory services	1,648,747	594,872	486,794
Independent financial advisory services	98,910	145,949	57,696
Compliance advisory services	738,776	446,556	551,263
Total	$4,338,827	$4,529,196	$3,870,967

All the revenue for the years ended March 31, 2025, 2024 and 2023 originated in Hong Kong.

NOTE 15 — REGULATORY REQUIREMENTS

The following table illustrates the minimum liquid capital as established by the Securities and Futures Commission of Hong Kong that the Company’s subsidiary is required to maintain as of March 31, 2025 and 2024 and the actual amounts of capital that were maintained:

Capital requirements as of March 31, 2025	Minimum liquid capital requirements	Capital levels maintained
Grande Capital	$384,615	$2,465,656

Capital requirements as of March 31, 2024	Minimum liquid capital requirements	Capital levels maintained
Grande Capital	$384,615	$2,303,261

The Company’s operation subsidiary maintains a capital level greater than the minimum liquid capital requirements and it is in compliance with the minimum liquid capital established by the Securities and Futures Commission of Hong Kong.

NOTE 16 — RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable and contract assets for the year ended March 31, 2025 is $1,384,630.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 16 — RISKS (cont.)

Bank balances

The Company is exposed to concentration of credit risk on liquid funds. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Government of Hong Kong for a maximum amount of $102,564 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Other current assets

The Company assessed the impairment for other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have had no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other current assets as of March 31, 2025 and 2024 is $166 and $165, respectively.

B.	Interest rate risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The Company’s exposure to the risk of changes in cash flow interest rate relates primarily to the Company’s bank balances with floating interest rates.

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rate on bank balances had been 1% higher or lower with all other variables held constant, the Company’s post tax profit for the years ended March 31, 2025, 2024 and 2023 would have increased or decreased by approximately $20,661, $27,687 and $19,420, respectively.

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in Hong Kong, which is the functional currency of the operating subsidiary. Under the Linked Exchange Rate System in Hong Kong, HK$ is pegged to $, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not resort to any foreign currency hedging facilities to eliminate the currency exposures. However, the directors closely monitor the related foreign currency exposure and will consider foreign currency hedging to mitigate foreign currency risk should the need arise.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 16 — RISKS (cont.)

D.	Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 17 — RELATED PARTY TRANSACTIONS

(a)	Names and relationship of related parties:

Name of related parties	Relationship with the Company
Yujie, Chen	Chief executive officer, a director since January 17, 2023 and beneficial shareholder
Chi Bun Alan, Chung	A director during the period from May 31, 2021 to January 17, 2023
Hao Xiang, Pan	A director during the period from January 17, 2023 to January 9, 2024
Ying Wo Sammy, Ho	A director since May 21, 2024
Ka Wing Eric, Law	Chief Financial Officer since April 1, 2024
Tak Kai Raymond, Tam	A director during the period from August 20, 2020 to May 21, 2024 and beneficial shareholder
Grande Holding Limited	Sole shareholder

(b)	Summary of balances with related parties:

	March 31,
Amounts due to a related party:	2025	2024
Grande Holding Limited	$(1,821,726)	$(1,852,115)

As of March 31, 2025 and 2024, the amounts due to a related party solely represented amounts due to Grande Holding Limited, which is the controlling shareholder of the Company. These amounts are unsecured, interest-free, and have no fixed terms of repayment. During the years ended March 31, 2025, 2024, and 2023, the Company repaid $30,389, $5,730, and nil, respectively, to Grande Holding Limited. No advances were received from Grande Holding Limited during the years ended March 31, 2025 and 2024, while an advance of $293,842 was received during the year ended March 31, 2023.

(c)	Summary of related party transactions:

A summary of trade transactions with related parties for the years ended March 31, 2025, 2024 and 2023 are listed below:

	March 31,
Employee benefit expense paid to senior management:	2025	2024	2023
Yujie, Chen	$94,615	$94,615	$60,000
Chi Bun Alan, Chung	N/A#	N/A#	230,318
Hao Xiang, Pan	N/A#	70,962	23,590
Ying Wo Sammy, Ho	102,051	N/A#	N/A#
Ka Wing Eric, Law	94,615	N/A#	N/A#
Total	$291,281	$165,577	$313,908

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023 (Stated in US Dollars)

NOTE 17 — RELATED PARTY TRANSACTIONS (cont.)

	March 31,
Consultation fee paid to senior management:	2025	2024	2023
Tak Kai Raymond, Tam	$—	$5,769	$—
Total	$—	$5,769	$—

#	These individuals have either left their positions or have not yet been appointed as senior management during the year

NOTE 18 — SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which is the corporate finance advisory services. The CODM assesses performance and decides how to allocate resources based on consolidated net income as reported on the consolidated statements of operations. Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Substantially all of the Company’s long-lived assets were derived in and located in Hong Kong.

NOTE 19 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to March 31, 2025 to the date of July 31, 2025, these consolidated financial statements were issued, except for the following non-recognized events, the Company has determined that it does not have any material events to disclose.

On June 30, 2025, the Company announced the closing of its IPO of 1,875,000 Class A ordinary shares, par value $0.00001 per share at an offering price of $5.00 per share for a total of $9,375,000 in gross proceeds, before deducting underwriting discounts and other related expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on July 1, 2025 under the symbol “GRAN”.

On July 14, 2025, the Company announced the full exercise of the over-allotment option (the “Over-allotment”) by the underwriter of its IPO to purchase an additional 281,250 Class A Ordinary Shares of the Company at the public offering price of $5.00 per share and the closing of such issuance. As a result, the gross proceeds of the Company’s IPO, including the proceeds from the exercise of the Over-allotment Option, totaled $10,781,250, before deducting underwriting discounts and other related expenses.

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Grande Group.

Condensed balance sheets
As of March 31, 2025 and 2024
(Stated in US Dollars)

	2025	2024
ASSETS
Cash	$6,423	$-
Due from a subsidiary	255,846	262,256
Total current asset	262,269	262,256

Investment in a subsidiary	1,538,469	1,538,462
TOTAL ASSETS	$1,800,738	$1,800,718

LIABILITY AND SHAREHOLDERS’ EQUITY
Due to related parties	$1,800,625	$1,800,618
TOTAL LIABILITY	1,800,625	1,800,618

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, par value $0.00001 per share, 4,950,000,000 shares authorized; 17,750,000 and 10,000,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively*	178	100
Class B Ordinary Shares, par value $0.00001 per share, 50,000,000 shares authorized; 5,000,000 and nil shares issued and outstanding as of March 31, 2025 and 2024, respectively*	50	-
Subscription receivables	(128)	-
Retained earnings	13	-
Total Shareholders’ Equity	113	100

TOTAL LIABILITY AND SHAREHOLDERS’ EQUITY	$1,800,738	$1,800,718

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

Condensed statements of operations
For the years ended March 31, 2025, 2024 and 2023
(Stated in US Dollars)

	2025	2024	2023
Other incomes
Interest income	$13	$—	$—
Total other incomes	13	—	—

Income before taxes	13	—	—
Provision for income taxes	—	—	—
Net income	$13	$—	$—

Condensed statements of cash flows
For the years ended March 31, 2025, 2024 and 2023
(Stated in US Dollars)

	2025	2024	2023
Cash flows from operating activities:
Net income	$13	$—	$—
Net cash provided by operating activities	13	—	—

Cash flow from financing activities:
Advance from a related party	6,410	—	—
Net cash provided by financing activities	6,410	—	—

Net increase in cash	6,423	—	—
Cash at beginning of the year	—	—	—
Cash at end of the year	$6,423	$—	$—

Supplementary cash flows information:
Non-cash investing and financing activities:
Dividends directly paid by a subsidiary to shareholders	$769,231	$—	$—
Investment in a subsidiary recorded in amounts due to related parties	$7	$—	$—

(i)	Basis of presentation

The Company was incorporated in the BVI on August 6, 2020 as an investment holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiary of Grande Group exceed 25% of the consolidated net assets of Grande Group. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiary, Grande Capital, which is licensed by the Securities and Futures Commission of Hong Kong. The ability of this operating subsidiary to pay dividends to the Company may be restricted because this Securities and Futures Commission of Hong Kong licensed operating subsidiary is subject to the minimum paid-up capital and liquid capital requirements imposed by the Hong Kong Securities and Futures Ordinance to maintain its business license and due to the availability of cash balances of this operating subsidiary.

As of March 31, 2025 and 2024, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.