Form 20-F
period 2026-03-31
Grande Group Ltd/HK
filed 2026-07-31
CIK 2027722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,906,250 Class A Ordinary Shares, par value of $0.00001, and 5,000,000 Class B Ordinary Shares, par value $0.00001, issued and outstanding as of March 31, 2026.

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

☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended and Restated Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association of the Company adopted on November 11, 2024 and filed with the Registry of Corporate Affairs of the British Virgin Islands on November 18, 2024;

●	“BCA” are to the BVI Business Companies Act (Revised) of the BVI, as amended, supplemented or otherwise modified from time to time;

●	“BVI” are to the British Virgin Islands;

●	“CAGR” are to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Class A Ordinary Shares” are to the class A ordinary shares of Grande (as defined below), par value US$0.00001 per share;

●	“Class B Ordinary Shares” are to the class B ordinary shares of Grande (as defined below), par value US$0.00001 per share;

●	“Code of Conduct” are to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong;

●	“Controlling Shareholder” are to Grande Holding Limited, a company incorporated under the laws of the Cayman Islands;

●	“ECM” are to equity capital market;

●	“Exchange Act” are to the Securities Exchange Act of 1934;

●	“FRR” are to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Grande Capital” are to Grande Capital Limited, a company with limited liability incorporated under the laws of Hong Kong, and a direct wholly-owned subsidiary of Grande.

●	“HKD,” “HK Dollar,” or “HK$” are to the legal currency of Hong Kong;

●	“HK Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong and the Rules Governing the Listing of Securities on GEM of The Stock Exchange of Hong Kong (as applicable), as amended, supplemented or otherwise modified from time to time;

●	“HKSE” are to The Stock Exchange of Hong Kong Limited;

●	“HKSFC” are to the Securities and Futures Commission of Hong Kong;

●	“HK Takeovers Codes” are to the Codes on Takeovers and Mergers and Share Buybacks issued by the HKSFC, as amended, supplemented or otherwise modified from time to time;

●	“IPO(s)” are to initial public offering(s), the listing of a company’s shares on a stock exchange;

●	“Licensed Representative(s)” are to an individual who is granted a license under section 120(1) or 121(1) of the SFO to carry on one or more than one regulated activities;

●	“Mainland China” are to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Operating Subsidiaries” are to Grande Capital, Wicens International, and Shenzhen Zhenjing;

●	“Ordinary Shares” are to Class A and Class B Ordinary Shares;

●	“Responsible Officer(s)” or “RO” are to a Licensed Representative who is also approved as a responsible officer under section 126 of the SFO to supervise one or more than one regulated activity of the licensed corporation to which he/she is accredited;

●	“RMB” and “Renminbi” refer to the legal currency of the PRC.

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Shenzhen Zhenjing” refers to Shenzhen Zhenjing Investment Consulting Co., Ltd., a company incorporated under the laws of Mainland China, and wholly-owned by Grande through Grande Consulting Limited and Proplus Company Limited.

●	“Sponsor Guidelines” are to the Additional Fit and Proper Guidelines for Corporations and Authorized Financial Institutions Applying or Continuing to Act as Sponsors and Compliance Advisers published by the HKSFC;

●	“Sponsor Coupling” refers to the arrangement required by HKSE as stipulated by Main Board Listing Rules Rule 3A.02 and Rule 3A.43 that, effective from 5 August 2022, as in the case of Main Board listing on the HKSE, a sponsor for IPOs in HKSE must also be appointed as one of the overall coordinators, who is an underwriter who acts as the “head of syndicates” responsible for the overall management of the share offering, coordination of book building or placing activities, and exercise control over book building activities and market allocation recommendations to the issuer;

●	“US$”, “$”, “dollars” or “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our,” “the Company” and “Grande” are to Grande Group Limited, a BVI business company, and does not include its subsidiaries. Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiaries” when we refer to our operating entities, as the case may be, and clearly identify the entity in which investors are purchasing an interest.

●	“Wicens International” refers to Wicens International Securities Limited, formerly known as “Grande Securities Limited”, which was incorporated under the laws of Hong Kong on March 5, 2021. Wicens International Securities Limited is a partially owned subsidiary by Grande, through China CreateAlliance Holdings Limited.

Grande is a holding company that does not have any material operations of its own, with its operations conducted in Hong Kong and Mainland China through its Operating Subsidiaries in Hong Kong and Mainland China. The functional currency of the Grande and all the other subsidiaries is U.S. dollars, Hong Kong Dollar or Renminbi.

The consolidated financial statements of the Company are translated from the functional currency into U.S. dollars. Assets and liabilities denominated in Hong Kong Dollar or RMB are translated into U.S. dollars using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into U.S. dollars at the appropriate historical rates. Revenues, expenses, gains and losses are translated into U.S. dollars at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity. The year-end and year-average exchange rates are as follows:

	March 31,
	2026		2025		2024
	Year-end	Year-average	Year-end	Year-average	Year-end	Year-average
U.S. dollars: Hong Kong Dollar	7.8000	7.8000	7.8000	7.8000	7.8000	7.8000
U.S. dollars: RMB	7.1000	7.1000	7.1000	7.1000	7.1000	7.1000

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

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

v

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	impact of slow down in general economy in China on our business and financial conditions, impact it may have on our operations, the demand for our products and services, and economic activity in general;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

Risks Relating to our Operation in Hong Kong and Mainland China

The PRC government may exercise significant direct oversight and discretion over the conduct of the business of our subsidiaries and may intervene or influence their operations, which could result in a material change in the operations of our Operating Subsidiaries and/or the value of Grande’s Class A Ordinary Shares. Our subsidiaries may be subject to laws and regulations of the PRC, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

Grande is a holding company, and we conduct our operations through our Operating Subsidiaries in Hong Kong and Mainland China. Our Operating Subsidiaries, Grande Capital and Wicens International, are located and operate its business in Hong Kong, a special administrative region of the PRC, and Shenzhen Zhenjing located and operate its business in Mainland China. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. There is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which our Operating Subsidiaries are subject may change rapidly and with little notice to them or our shareholders.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our Operating Subsidiaries’ current policies and practices. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying out mergers, restructuring or splits that affect or may affect national security. These statements were recently issued, and their official guidance and interpretation remain unclear at this time.

Based on our understanding of the PRC laws and regulations currently in effect as of the date of this annual report, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange. Furthermore, while we believe that our Operating Subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Operating Subsidiaries’ cost of operations.

The PRC government may intervene or influence our Operating Subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Operating Subsidiaries’ operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Operating Subsidiaries’ ability to conduct their operations could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and our Ordinary Shares could decrease in value or become worthless.

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

We may become subject to a variety of PRC laws and other regulations regarding cybersecurity, data privacy, data protection or any other PRC laws and regulations related thereto, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to maintain our listing on a U.S. or other foreign exchange, access the capital markets or issue securities in the future, and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

Our Operating Subsidiaries may in the future collect and store certain data (including certain personal information) from our customers, who may be PRC individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering).  Given that: (i) two of our Operating Subsidiaries are incorporated and located in Hong Kong and the other Operating Subsidiary is incorporated and located in mainland China; and (ii) we have an Operating Subsidiary engaged in business operations in mainland China, we currently may expect the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law to apply to our Operating Subsidiaries.

It is highly uncertain what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. Should new regulations be introduced, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our Operating Subsidiaries is deemed to be an “Operator” required to file for cybersecurity review in connection with our continued listing or future securities offerings or if the Measures for Cybersecurity Review or the PIPL becomes applicable to our Operating Subsidiaries, the business operations of our Operating Subsidiaries and the continued listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review in the future. We may be required to complete the filing procedures with the CSRC pursuant to the Trial Administrative Measures. If our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects. In the event of a failure to comply, our Operating Subsidiaries may become subject to fines and other penalties, which may have a material adverse effect on our business, operations and financial condition, may adversely affect our continued listing or capital-raising activities, and may cause our Ordinary Shares to significantly decline in value or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to maintain our listing or access the capital markets and cause our Class A Ordinary Shares to significantly decline in value or become worthless. As of the date of this Annual Report, no effective laws or regulations in the PRC explicitly require us to seek approval from any other PRC governmental authorities in connection with our current overseas listing, nor has the Company or any of our Operating Subsidiaries received any inquiry, notice, warning or sanctions from the CSRC or any other PRC governmental authorities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we and our subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiaries operations in Hong Kong, we and our subsidiaries are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

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

We believe that we and our subsidiaries have been in compliance with the data privacy and personal information requirements of the PDPO.  However, if we or our Operating Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Given the current PRC regulatory environment, it is uncertain whether the Company may be required to complete filings with the CSRC in the future in connection with overseas securities activities. We have been closely monitoring regulatory developments in the PRC regarding any necessary approvals from the CSRC or other PRC governmental authorities required for listings or securities activities. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or other PRC governmental authorities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies  (the “Trial Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China.

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

Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the United Sates. As of the date of this Annual Report, our Company and our PRC subsidiary, Shenzhen Zhenjing have not been involved in any investigations on cybersecurity review initiated by CSRC, CAC or any PRC regulatory authorities. We believe that our PRC subsidiary’ operations in China are in material compliance with all applicable legal and regulatory requirements.

Although we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. If approvals from the CSRC, CAC or other PRC regulatory authorities are required in connection with our continued listing or future capital-raising activities, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in Mainland China, limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, delay or restrict cross-border cash transfers, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares. If PRC regulatory agencies promulgate new rules requiring additional approvals for overseas securities activities, and we are unable to obtain such approvals or exemptions, the market value of our securities could be materially and adversely affected.

However, the central or local governments of the jurisdictions in which our PRC subsidiary operates may impose new, stricter regulations or interpretations of existing regulations with little advance notice that would require additional expenditures and efforts to ensure our subsidiary’s compliance with such regulations or interpretations. Our PRC subsidiary may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that our PRC subsidiary is not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially adversely affected and the value of our Ordinary Shares may significantly decrease.

Our financial condition, results of operations, the value of our Class A Ordinary Shares and/or our ability to continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and our subsidiaries.

Our Company is a holding company, and we conduct our operations through our Operating Subsidiaries in Hong Kong and the PRC.  The legal and operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from Mainland China, the legal risks associated with being based in and having operations in Mainland China could apply to a company’s operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and business in Hong Kong in the future.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation may be revised from time to time. To the extent any PRC laws and regulations become applicable to us and our subsidiaries in Hong Kong, we and our subsidiaries in Hong Kong may be subject to the risks associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, which could materially and adversely affect our financial condition and results of operations.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to continuously list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

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

The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we offered.

We have operation in Mainland China and Hong Kong. As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system.

However, if there are any changes in relation to the political arrangements which allows Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Hong Kong Operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our Operating Subsidiary, Shenzhen Zhenjing, a Mainland China - based company, is subject to PRC laws and regulations. For the fact that a portion of clients of our Operating Subsidiaries in Hong Kong are Mainland China – based, our Operating Subsidiaries in Hong Kong may also be subject to PRC laws and regulations. These PRC laws and regulations change frequently, and the interpretation and enforcement thereof involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protections to which we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability of our Operating Subsidiaries to enforce their contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement.

There are political risks associated with conducting business in Hong Kong.

We are based in Hong Kong  and substantial part of our business and operations are in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive 81.43% of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since the fact that we are based in Hong Kong and a substantial part of our operations are in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

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

Although we are based in Hong Kong and conduct operations in Mainland China and Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Operating Subsidiaries’ business operations and our reputation and could result in a loss of investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. The Chinese government also may exercise significant oversight and discretion over the conduct of our business in China and Hong Kong and may intervene or influence our Operating Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Moreover, as a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming, likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions.

Section 132 of the Securities and Futures Ordinance (Chapter 157 of the Laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of a HKSFC-licensed corporation in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in, or is entitled to control the exercise of, the voting power of more than 10% of the total number of issued shares of the licensed corporation, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. Further, all potential parties who will be the new substantial shareholder(s) of our HKSFC-licensed subsidiaries, Grande Capital and Wicens International, are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of the Company, which could deprive the holders of our Class A Ordinary Shares of the opportunity to receive a premium for their Class A Ordinary Shares as part of a future sale and may reduce the price of our Class A Ordinary Shares upon the consummation of a future proposed business combination.

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

There are uncertainties with respect to indirect transfers of assets (including equity interests) of Shenzhen Zhenjing, our Operating Subsidiary in Mainland China.

The Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“Announcement No. 37”) and the Announcement on Certain Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (“Circular 7”) issued by The State Administration of Taxation (“SAT”), provide comprehensive guidelines in relation to, and also heighten the PRC tax authorities scrutiny over, indirect transfers by a non-resident enterprise of assets (including equity interests) of a PRC resident enterprise (“PRC Taxable Assets”).

Announcement No. 37 and Circular 7 specify that the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC Taxable Assets when a non-resident enterprise transfers PRC Taxable Assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC Taxable Assets by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC Taxable Assets if such transfer is deemed to have been conducted for the purposes of avoiding PRC enterprise income taxes and without any other reasonable commercial purposes. It is unclear whether any exemptions specified under Circular 7 will be applicable to the transfer of our Class A Ordinary Shares on a public market by our non-resident enterprise Shareholders or to any future acquisition by us outside of the PRC involving PRC Taxable Assets. Therefore, the PRC tax authorities may deem any transfer of our Class A Ordinary Shares by our shareholders that are non-resident enterprises, or any future acquisition by us outside of the PRC involving PRC Taxable Assets to be subject to the foregoing regulations, which may subject our shareholders or us to additional PRC tax reporting obligations or tax liabilities.

We may be classified as a PRC resident enterprise for PRC enterprise income tax purposes and be subject to PRC taxation on our worldwide income, which could result in unfavorable tax consequences to us and our shareholders.

Under the EIT Law, if an enterprise is established outside of the PRC with a “de facto management body” located within the PRC, such enterprise will be considered a PRC tax resident enterprise for tax purposes. Under the regulation on the Implementation of the EIT Rules, the term “de facto management body” is defined as a body that exercises full and substantial control over and overall management of the business, production, personnel, accounts, and properties of an enterprise, so we may be considered a PRC resident enterprise by the PRC tax authorities and will normally be subject to the enterprise income tax on our worldwide income at the rate of 25%.

It is unclear how the PRC tax authorities will determine whether an offshore entity is a non-PRC resident enterprise. There is no assurance that PRC tax authorities will not consider us as a “resident enterprise.” If the PRC tax authorities subsequently determine that we or our offshore holding companies are deemed to be or should be classified as “resident enterprise(s),” such entity or entities may be subject to enterprise income tax on their worldwide income at a rate of 25%, which could have a material and adverse impact on our financial condition and results of operations.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, Shenzhen Zhengjing, our PRC subsidiary is required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and to contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees up to a maximum amount specified by the local government from time to time at locations where they operate the businesses. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our subsidiaries’ contribution to be insufficient, our subsidiaries may be subject to late contribution fees or fines in relation to any underpaid employee benefits, and our financial condition and results of operations may be adversely affected.

In Hong Kong, employers are required to select and join a provident fund scheme (“MPF Scheme”) in accordance with the statutory requirements of the Mandatory Provident Fund Schemes Ordinance for all employees in Hong Kong and to make contributions to the MPF Scheme based on the minimum statutory contribution requirement of 5% of the eligible employees’ relevant aggregate income, subject to a capped amount. Any non-compliance with statutory requirements with respect to our employees located in Hong Kong may result in enforcement being taken by the relevant authorities, which could lead to financial penalties or imprisonment.

Risks relating to the Industry in which we Operate

Our business performance is highly influenced by the conditions of capital and financial market in Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

We are based in Hong Kong and a substantial part of our business and operations were carried out in Hong Kong. As the financial service provider for the capital market sectors of Hong Kong, our results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Events with adverse impacts on investors’ confidence and risk appetites, such as riots or mass civil disobedience movements and general deterioration of the local economy, may lead to a reduction in investment or trading activities and in turn our business performance. Any change in the Hong Kong local economic, social and political environment, all of which are beyond our control, may lead to a prolonged period of sluggish market activities which would in turn have material adverse impact on our business.

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

Given the close tie between Hong Kong and Mainland China, the stability of the Hong Kong economy and domestic market is susceptible to the general economic, political and regulatory environment in Mainland China. Historically, significant portion of our revenue is derived from our clients which are based and operate in Mainland China. As such, our continued profitability will depend to a material extent on the ability of our Mainland China clients to conduct fundraising activities, IPO, or securities offering in Hong Kong. Any material adverse changes in the economic performance, political situations and regulations in relation to the financial and securities market in Mainland China may adversely affect Mainland China-based companies’ desire to participate in the financial and securities market in Hong Kong. This may lower their demand for the services of our Operating Subsidiaries and in turn adversely affect our financial condition and results of operations. The economy of Mainland China differs from the economies of most developed countries in a number of aspects, such as the extent of government intervention, growth rate, and control of the foreign exchange. In particular, the PRC government exerts substantial control over the growth of the domestic economy by means of, among others, resource allocation as well as setting policy on foreign exchange. There is no assurance that the PRC government will not implement reforms or policies which may drastically (i) restrict Mainland China investors from investing abroad and in Hong Kong; and/or (ii) restrict Mainland China companies and businesses to participate in the capital market in Hong Kong. Such intervention or policies changes may potentially affect the attractiveness of Hong Kong as an alternative venue for Mainland China business to conduct fundraising activities and securities offering in Hong Kong, or reduce the willingness of Mainland China investors to trade securities, or otherwise diminish the securities and financial market of Hong Kong, given the substantial reliance of Hong Kong financial and securities on the business and companies based in Mainland China. If the Chinese government implements market-oriented reforms involving unprecedented or experimental revision of its economic reform measures, there is no guarantee that adjustments to its policies will not negatively affect our operations and business development.

Furthermore, the outbreak of conflicts in Iran and Middle East has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The military actions in the Middle East and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to the Middle East or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions caused by the conflicts in the middle east may magnify the impact of other risks described in this section. We are currently actively monitoring the situation in Iran, however, we cannot predict the progress or outcome of the situation in Iran, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

The corporate finance services industry in Hong Kong is fiercely competitive, and we may lose our competitiveness to our competitors.

The financial and securities services industry in Hong Kong is highly competitive due to the vast number of market players in providing corporate finance advisory services similar to our subsidiaries. The competitors may have longer operating history, better brand recognition and reputation, proven track record, operations in more geographic locations, stronger human and financial resources, wider range of services and stronger shareholders’ background than us. We expect that there will be more market players entering into the market and competition will be intensified. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

The operations of the Operating Subsidiaries in Hong Kong are subject to extensive and evolving regulatory requirements in Hong Kong, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of the licenses of the Operating Subsidiaries, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we and our Operating Subsidiaries in Hong Kong may, from time to time, be subject to regulatory inquiries, investigations, and even penalties by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions, such as the PRC, where a portion of our clients are based.

The Hong Kong financial market and corporate finance services industry in which we operate are highly regulated. The business operations of our Operating Subsidiaries, in particular, Grande Capital and Wicens International, are subject to applicable laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the relevant regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of their licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which our Operating Subsidiaries in Hong Kong are permitted to engage.

Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by relevant regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal. Although our Operating Subsidiaries were not subject to any public disciplinary actions by the HKSFC for the last five years, any such public disciplinary actions may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations, and prospects.

Our Operating Subsidiaries, Grande Capital and Wicens International are HKSFC-licensed corporations that are subject to various requirements, such as remaining fit and proper at all times, minimum liquid and paid-up capital requirements, notification requirements, submission of audited accounts, submission of financial resources returns and annual returns, continuous professional training, under the SFO of Hong Kong and its subsidiary legislation and the codes and the guidelines issued by the HKSFC from time to time. If Grande Capital and Wicens International fail to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and the results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, or disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our group. For instance, conditions may be imposed on our licenses restricting us from carrying on our business, or our Responsible Officers or Licensed Representatives may be banned from the industry for a specific period of time. Accordingly, our business operation, reputation, financial condition, and results of operations might be materially and adversely affected.

Furthermore, any material changes to the laws and regulations applicable to us and the Operating Subsidiaries could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase, and our fee structure may have to be adjusted. For instance, we may need to increase the headcounts of our subsidiaries if requirements over sponsor work become more stringent or obtain more licenses if the licensing requirements change. The sanctions imposed by the HKSFC against large sponsor firms for substandard due diligence in several recent widely-publicized cases demonstrate that the HKSFC expects high standards of sponsor’s conduct and we will need to continue to enhance our internal controls and systems in respect of our sponsor work in accordance with new regulatory requirements or guidance.

From time to time, Grande Capital and Wicens International may be subject to, or required to assist in, inquiries, investigations, or penalties by relevant regulatory authorities or government agencies in Hong Kong, the PRC, or other jurisdictions, including the HKSFC, relating to its own activities or activities of third parties such as its clients. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may be subject to such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, the responsible officers of the Grande Capital and Wicens International, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, the responsible officers of the Grande Capital and Wicens International, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, we and our Operating Subsidiaries are subject to statutory secrecy obligations under the SFO of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC.

Furthermore, Grande Capital, our Operating Subsidiary, is registered with the CSRC under Article 21 of Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. If the CSRC were to believe, in the process of execution of the projects sponsored by Grande Capital, that Grande Capital is in violation of its undertakings to the CSRC, or failed to exercise proper diligence, or has made misrepresentations to the CSRC or relevant PRC authority, not only the CSRC and PRC authorities may issue correction order and warnings, impose of pecuniary penalties, or prohibit us and Grande Capital from providing our services to the PRC domestic companies in Mainland China, the Trial Administrative Measure explicitly stipulated that the CSRC may refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of Grande Capital. As a result, we and our Operating Subsidiaries, including Grande Capital, could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties by the HKSFC, concerning the alleged misconduct or violation arising from the Operating Subsidiaries activities in Mainland China.

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

A portion of the clients of Grande Capital are “PRC domestic companies” based in Mainland China whose overseas listings are subject to CSRC review. As long as Grande Capital engages PRC domestic companies as clients or conducts regulated activities in Hong Kong that involve such companies, Grande Capital is subject to the regulatory oversights from the CSRC and various obligations imposed by the Trial Administrative Measures, the violation or the alleged violation of which may result in warning, penalties, or prohibitions on the future business activities of our operation in Mainland China, and consequently may materially and adversely affect our business, financial condition, and results of operations.

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

Currently, Grande Capital is registered with the CSRC under Article 21 of the Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. Therefore, although the offering of our securities in the United States and the operation of our Operating Subsidiaries in Hong Kong, including Grande Capital, do not require approvals, licenses, permits, or qualifications from the PRC authorities, such as the CSRC or the CAC, as long as Grande Capital conducts regulated activities in Hong Kong that involves PRC domestic companies, Grande Capital is subject to the regulatory oversights from the CSRC under the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies, and Grande Capital may be subject to the laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong for having existing or potential clients who are companies based in Mainland China or have shareholders or directors that are Mainland China individuals.

As of the date of this annual report, neither we nor Grande Capital have been informed by any PRC governmental authority, including the CSRC, of the violation of the undertaking or any obligations to the CSRC. We believe that Grande Capital and we have complied with all applicable laws and regulations in connection with the engagement with PRC clients in Mainland China in all material respects.

However, as stipulated by the Trial Administrative Measures, if the CSRC were to believe, in the process of execution of the projects sponsored by Grande Capital, that Grande Capital is in violation of its undertakings to the CSRC, or failed to exercise proper diligence, or has made misrepresentations to the CSRC or relevant PRC authority, the CSRC and PRC authorities may issue correction order and warnings, impose pecuniary penalties against Grande Capital and its responsible staff, directors, or other officers, suspend or revoke Grande’s registration under Article 21 of the Trial Administrative Measures, or prohibit us and Grande Capital from conducting business activities or providing services to the clients based in Mainland China, causing Grande Capital to lose access to the Mainland China market, all of which could have a material adverse effect on our business operation, reputation, financial condition and the results of operations. Furthermore, the Trial Administrative Measure explicitly stipulated that the CSRC may refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of Grande Capital. As a result, we and Grande Capital could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties by the HKSFC, concerning the alleged misconduct or violation arising from the Grande Capital’s activities in Mainland China.

We are affected by the rules and regulations governing listed companies on the HKSE.

Grande Capital, one of our Operating Subsidiaries, provides corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders or investors on the HKSE. These clients are required to comply with the HK Listing Rules, the HK Takeovers Codes and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of the sponsors in listing applications and the appointment and the role of financial adviser in specific transactions, may affect the demand for and the scope of the corporate finance advisory services which may in turn materially and adversely affect our results of operations.

Risks Relating to our Business and Operation

We and our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

Our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors. Our Operating Subsidiary, Grande Capital started to provide corporate finance advisory services in 2018, Shenzhen Zhenjing started the operation in 2025 and Wicens International only started operation in late April, 2026. Our Operating Subsidiaries only has limited operating history with regard to such business upon which an evaluation of our prospects can be based. Our future revenues and cash flows may fluctuate significantly given our short operating history, rendering it difficult to predict our results of operations and prospects.

There is no assurance that we will sustain profitability or positive cash flow from the existing operations or from any expanded or new operations, nor that we will be able to expand operations beyond our current level. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

●	build a well-recognized Grande brand;

●	maintain and expand our client base;

●	maintain and enhance our relationships with partners;

●	attract, retain, and motivate qualified employees;

●	anticipate and adapt to changing market conditions and a competitive landscape;

●	Respond effectively to technological changes and advancements in our industry;

●	Mitigate potential cybersecurity threats and protect sensitive client and company data;

●	manage our future growth;

●	ensure that the performance of the services of our Operating Subsidiaries meets client expectations;

●	maintain or improve the operational efficiency of our Operating Subsidiaries;

●	navigate a complex and evolving regulatory environment;

●	defend ourselves in any legal or regulatory actions against us and our Operating Subsidiaries;

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

Our Operating Subsidiaries, in particular, Grande Capital rely on a limited number of key clients for their business, therefore, we are subject to significant client and industry concentration risk.

For the years ended March 31, 2026, 2025, and 2024, our top five clients accounted for 72.2%, 57.2%, and 78.1% of our total revenues and our largest client accounted for 29.9%, 30.8%, and 28.2% of our total revenue, respectively. Our clients are fairly concentrated and we rely on a limited number of key clients to generate revenue. Our client concentration risk is exacerbated due to our reliance on different clients, for different services engaged in different periods, and the fact that the revenue from our corporate finance advisory business as provided by Grande Capital was generated on a project-by-project basis and is non-recurring in nature.

Our concentration risk may be amplified due to the limited number of listing sponsorship projects that Grande Capital may sponsor in a given year. For example, our largest client for the year ended March 31, 2024 engaged Grande Capital for listing sponsorship and compliance advisory services, and our largest client for the year ended March 31, 2026 engaged Grande Capital for referral services. Since the listing sponsorship services, financial and compliance advisory services and referral services are non-recurring in nature, there is no assurance that Grande Capital can continue to secure engagements comparable to the similar level as for the year ended March 31, 2026 in the future. If Grande Capital is unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and the results of operations may be materially and adversely affected. Since Grande Capital first obtained its licenses in 2018, the Operating Subsidiary has sponsored and completed 16 IPOs on the HKSE, amongst of which, 14 IPOs that we have sponsored and completed are clients from construction industry. We are subject to industry concentration risk as our IPO sponsorship clients are highly concentrated in the construction industry. If the market conditions and performance of construction industry become unfavorable, our business and the results of operations may be adversely affected.

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

The business activities of Grande Capital and Wicens International, our Operating Subsidiaries, are required to comply with regulatory capital requirements and to maintain a high level of funds and liquidity. Failure to comply with these regulatory capital requirements could materially and negatively affect our business operation and overall performance.

As a corporation licensed with the HKSFC to carry on regulated activities, Grande Capital and Wicens International are required under the SFO and Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (the “FRR”) to maintain a minimum amount of paid-up share capital and liquid capital. As of the date of this annual report, Grande Capital and Wicens International are in compliance with the respective regulatory capital requirements. However, there is no assurance that such failure will not happen in the future. Our liquid capital may be tightened when we commence our underwriting and placing services or carry out our proposed expansion plans. Failure to meet the above requirement may cause the HKSFC to suspend the licenses of these Operating Subsidiaries, impose conditions in relation to our regulated activities, or take other appropriate disciplinary actions against us, which may adversely affect our business operations and financial performance. Failure to meet the above requirement could also affect client confidence, our ability to grow, our costs of funds, our ability to pay dividends on Class A Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations, and financial condition.

The revenue and profitability of Grande Capital are highly unpredictable, since (1) the revenue from the IPO corporate finance advisory business was generated on a project-by-project basis and is non-recurring in nature; (2) progress-based payment arrangement; and (3) possible default or delay of payments from our clients.

The revenue generated from Grande Capital, one of our operating entities, are primarily and substantially derived from the corporate finance advisory service, which includes listing sponsorship services, securities related services, financial advisory services, independent financial advisory services, compliance advisory services. Revenue of the corporate finance activities is to a large extent derived from transactions for which Grande Capital is engaged on a project basis with relevant terms and conditions (including professional fees and payment schedules) being negotiated and determined on a project-by-project basis subject to, amongst other things, the complexity of the transaction, the estimated time commitment and the overall capacity of the project execution team of Grande Capital. Since the mandates and the professional fee of the mandates, including the sponsor fee and financial advisory fee, are negotiated on a project-by-project basis, revenue generated from the corporate finance advisory services may fluctuate from time to time and may not recur. There is also no assurance that the clients who have previously sought our services will continue to retain us for future business, and there is no assurance that we can continue to secure the engagements of our Operating Subsidiary in the future. Therefore, the revenue generated from each client or engagement differs and we cannot assure that our future engagement fee rates will be comparable to those accepted by our clients during the years ended March 31, 2026, 2025 and 2024.

The nature of the corporate finance activities also means the demand and scope for the services of Grande Capital are dependent on the conditions of the financial markets, which are in turn influenced by a variety of factors (such as investor sentiment or political/economic environments) beyond our control, resulting in uncertainties in relation to the sustainability of our financial performance. Any adverse market condition or market sentiment will affect clients’ decisions on the scale, timing, and stock market choices in respect of their fundraising needs, which may lead to lower demand for, delay to or termination of fundraising activities and our services and in turn affect the financial performance of our corporate finance advisory business. If we are unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and the results of operations may be materially and adversely affected.

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

In these circumstances, Grande Capital’s revenue and profitability may fluctuate from year to year and our financial performance is highly unpredictable.

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

Where one or more of the regulated activities of Grande Capital and Wicens International has less than two responsible officers, our Hong Kong Operating Subsidiaries will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

Under the licensing requirements of the SFO, our licensed corporations, Grande Capital and Wicens International must have at all times at least two responsible officers to directly supervise the business of each of our regulated activities. At the date of this annual report, Wicens International has two Responsible Officers for Type 1 (dealing in securities) regulated activities and Grande Capital has two Responsible Officers for Type 1 (dealing in securities) and/or Type 6 (advising on corporate finance) regulated activities under the SFO. In addition, to act as a sponsor and compliance adviser, Grande Capital must ensure that there are sufficient Principals engaged in a full time capacity to oversee and supervise our transaction teams with at least two Principals engaged in a transaction team at all times. Without an adequate number of Principals, we cannot accept new engagements and may not be permitted to carry on our current roles as sponsor and compliance adviser.

In the event such number of our Responsible Officers resign, become disqualified or otherwise ineligible to continue their role as Responsible Officer, and at the same time the void created as a result thereof is without immediate and adequate replacement, this may result in a situation where one or more of the two regulated activities of our Operating Subsidiaries have fewer than two Responsible Officers. In this case, we will be exposed to operational disruption, and thus may result in a breach of the relevant licensing requirement, which may subsequently result in the suspension of our HKSFC licenses and jeopardize our business operations and financial performance.

We may not be able to implement our business strategies and future plans successfully.

Our business strategies include to continue developing the corporate finance advisory business, to further develop the ECM services, to develop our asset management business, and to promote and enhance our brand locally and in the overseas. However, the successful implementation of these strategies and plans depends on a number of factors including but not limited to the following:

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

We may fail to successfully integrate the operations of Shenzhen Zhenjing, or realize the anticipated benefits of the acquisition, which could adversely affect our business, financial condition, and results of operations.

In October 2025, we completed the acquisition of Proplus. Proplus, through Shenzhen Zhenjing, is principally engaged in providing executive training and corporate finance consulting services. While we expect Shenzhen Zhenjing to diversify our revenue streams, build a more resilient services portfolio, and reduce our reliance on the highly volatile IPO sponsorship and general corporate finance advisory markets, the success of this acquisition depends heavily on our ability to integrate Shenzhen Zhenjing operations and personnel effectively.

Integrating Shenzhen Zhenjing executive training and consulting services into our existing corporate finance advisory structure may prove more difficult, costly, or time-consuming than anticipated. Differences in corporate culture, operating styles, and internal control systems may impede smooth integration. The process of integration requires significant dedication of capital and attention from our senior management. This diversion could distract them from our day-to-day operations and core corporate finance advisory business, potentially hurting our existing client relationships and financial performance.

Shenzhen Zhenjing business model is highly dependent on the specialized knowledge, relationships, and reputations of its key executives, trainers, and consultants. If we fail to retain these key professionals, the value of the acquired business could be severely diminished. We may not be able to successfully cross-sell our financial advisory services to Shenzhen Zhenjing executive training clients, or vice versa. If these expected commercial synergies fail to materialize, we may not achieve the projected returns on our investment. If we are unable to overcome these integration and operational hurdles, we may fail to achieve the strategic benefits of the Proplus acquisition, and our business, operating results, and the market price of our Class A Ordinary Shares could be materially and adversely affected.

Changes in Mainland China’s regulatory policies governing executive education, enterprise consulting, or adult training services could restrict our operations and increase compliance costs.

The regulatory framework surrounding commercial education, executive training, and corporate consulting in Mainland China continues to evolve. While Shenzhen Zhenjing operates as an upstream content developer and non-regulated corporate advisory entity rather than a direct operator of academic tutoring or vocational schools, PRC regulatory authorities could introduce stricter oversight, content review requirements, or licensing mandates on adult corporate training providers and content suppliers. Any future regulatory changes that restrict corporate capital market education, impose content restrictions, or increase administrative compliance burdens could impede Shenzhen Zhenjing’s business operations and growth prospects.

The failure to protect Shenzhen Zhenjing’s proprietary course curriculum and content and corporate consulting frameworks against unauthorized copying or intellectual property infringement could erode our competitive edge.

The commercial success of Shenzhen Zhenjing depends on the proprietary nature of its capital market curriculum, course content, and corporate finance consulting frameworks.  Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. In Mainland China, enforcing intellectual property (“IP”) rights can involve complex and costly legal procedures. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult, and the unauthorized copying, piracy, redistribution, or modification of our materials by competing corporate training providers, former employees, or third parties could diminish the commercial value of our curriculum and erode our pricing power. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our IP rights or prevent unauthorized dissemination of our proprietary content, our brand reputation, market share, and licensing revenue could be severely harmed.

Third parties may seek to challenge, invalidate or circumvent our subsidiaries’ copyrights, trade secrets, and other rights or applications for any of the foregoing. In order to protect their intellectual property rights, our subsidiaries may be required to spend significant resources. Litigation brought to protect and enforce intellectual property rights could be costly, time-consuming and distracting to management. The failure to secure, protect and enforce our subsidiaries’ intellectual property rights could adversely affect the brand and impact the business.

Shenzhen Zhenjing relies heavily on an independent downstream course provider for content distribution, and any failure to maintain this relationship could severely disrupt our business model and revenue stream.

Shenzhen Zhenjing operates strictly under an upstream business-to-business model, supplying proprietary course material to an independent downstream course provider. We do not directly operate or control the end-user delivery platforms or student enrollment channels. Consequently, our financial performance depends significantly on third parties partners’ operational capabilities, market reputation, and financial stability. If this downstream provider fails to effectively market our courses, experiences operational disruptions, suffers damage to its brand reputation, or terminates its licensing relationship with us, our content licensing revenues from Shenzhen Zhenjing would be materially and adversely affected.

Our strategic growth strategy relies on converting executive training and pre-IPO consulting leads into HKSFC-licensed corporate finance clients, which may fail to materialize as expected.

A central strategic rationale for acquiring Shenzhen Zhenjing is to establish an integrated “Course Material & Consulting — Lead Generation — Execution” ecosystem. Under this model, high-growth SME clients identified through Shenzhen Zhenjing are intended to be channeled into our Hong Kong-licensed entities (Grande Capital and Wicens International). However, converting early-stage consulting leads into paying corporate finance clients depends on factors beyond our control, including macroeconomic conditions, client listing eligibility, capital market volatility, and regulatory approvals from the HKEX, SEC, and CSRC. If a substantial portion of these leads fail to mature into offshore listing engagements, the anticipated cross-business synergies may not be realized.

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

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. In addition, our HKSFC-licensed Operating Subsidiaries are required under the FRR to maintain certain levels of liquid capital. If they fail to maintain the required levels of liquid capital, the HKSFC may take actions against us and our business will be adversely affected.

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

In the ordinary course of our business, our Operating Subsidiaries provide professional advice for corporate finance advisory services and provide information in relation to securities transactions to our clients. If our clients rely on such advice or information and incur losses as a result, we could be subject to claims in legal and regulatory proceedings for compensation and/or other relief for negligence, provision of false or misleading information, breach of fiduciary duties or employee misconduct. Although we have adopted relevant internal control measures, we cannot assure that such measures currently in place or as updated from time to time can completely eliminate the aforesaid risks of liabilities and claims. Any claims or lawsuits against us or our subsidiaries arising from professional negligence and/or employee misconduct and claims from indemnified persons that result in substantial amounts of compensation may have a material and adverse impact on our business activities, reputation, results of operations, and financial conditions.

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

Our Operating Subsidiaries in Hong Kong, Grande Capital and Wicens International, are also subject to a number of obligations and standards arising from its business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we and Operating Subsidiaries are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships.

We and our subsidiaries may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

We and subsidiaries are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. Although our Operating Subsidiaries and us have adopted policies and internal control procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals, or improper activities, and ensure compliance with licensing and regulatory requirements, in light of the complexity of money-laundering activities and other illegal or improper activities, such policies and procedures may not completely eliminate the possibility of third parties using our business platform to engage in money laundering and/or other illegal or improper activities. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial and regulatory environment in which our subsidiaries operate. Such deficiencies or inherent limitations may result in fines or disciplinary actions against us imposed by regulators, and may adversely affect our financial condition and results of operations.

Furthermore, our subsidiaries, in particular Grande Capital and Wicens International, primarily complies with applicable anti-money laundering laws and regulations in Hong Kong (for example, the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) and the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations) issued by the HKSFC), and we may not fully detect violations of anti-money laundering regulations in other jurisdictions or be fully compliant with the anti-money laundering laws and regulations in other jurisdictions to which we are required. After we become a publicly listed company in the United States, we will also be subject to the U.S. Foreign Corrupt Practices Act of 1977 and other laws and regulations in the United States, including regulations administered by the U.S. Department of Treasury’s Office of Foreign Asset Control. To the extent that our policies and procedures currently in place fail to detect and prevent money-laundering activities, terrorist financing and other illegal or improper activities by our directors, employees, agents, clients or other third parties and/or if we and subsidiaries fail to fully comply with the applicable laws and regulations, the relevant government authorities may initiate investigation against us, and may impose fines and/or other penalties on us, any of which may significantly and adversely affect our reputation, business operations and financial results.

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

Our headquarters are located in Hong Kong, where our directors and management and the majority of our employees currently reside. Consequently, we and subsidiaries are highly susceptible to factors adversely affecting Hong Kong. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. The business of our subsidiaries could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

We are exposed to risks associated with retention and recruitment of licensed and/or qualified personnel.

We rely heavily on human resources for the provision of corporate finance advisory services and executive training services. Should the pace of business growth lag behind the pace of increase in headcount, there may be negative impact on our financial results and business performance. In addition, benefits to be generated from the enhancement of human resources may not be as significant as expected due to factors beyond our control, such as the general market conditions, labor market, competition for talents against other financial services providers, travel restrictions and border control due to COVID -19, and the economic and political environment in Hong Kong and overseas. Such factors may cause a delay in realizing our business growth and our expansion plan and hence, our financial results, in particular our profitability, may be adversely affected. There is also no assurance that we can employ sufficient number of suitable and competent staff to implement our growth strategies.

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

We and our Operating Subsidiaries face various cyber-security and other operational risks relating to our businesses on a daily basis. Their operations depend upon the secured processing, storage and transmission of confidential and other information in their information technology infrastructure and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. They may also be subject to cyber-attacks involving the leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for us to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increase the risk of security breaches and cyber-attacks.

While we have adopted various means to safeguard the integrity of the computer system and information technology infrastructure of our Operating Subsidiaries, these systems and infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage. All of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to our data storage system, delay or cessation in the services provided through our securities dealing and brokerage system and our online trading platform), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses.

Our Operating Subsidiaries also depends on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiary, our Operating Subsidiary may not be able to replace them with service providers of equivalent expertise in a timely manner and thus resulting in disruption to our business operations.

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

Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us and the Operating Subsidiaries to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

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

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2026, 2025, and 2024, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to:  (1) our lack of sufficient financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) there was a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements; and (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including including (i) engaging qualified financial and accounting advisory team, external consultants, and additional staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function, to further improve the efficiency and quality of our financial reporting, and to establish a comprehensive policy and procedure manual; (ii) implementing and refining the formal IT policies and procedures and enhancing our IT systems that support the Company’s revenue and related financial reporting processes; and (iii) developing an ongoing staff training plan on US GAAP and SEC reporting requirements and engage external subject matter experts to conduct practical training on all relevant accounting and reporting areas.

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

Risks Related to our Corporate Structure

We rely on dividends and other distributions of equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC and Hong Kong government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

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

The transfer of funds within our organization follows a specific path. Funds held by Grande may be transferred directly to our Hong Kong Operating Subsidiaries, Grande Capital and Wicens International. Grande Consulting may then transfer funds to our PRC subsidiary, Shenzhen Zhenjing, to support its operations. Conversely, if the Company intends to distribute dividends, funds may be transferred from Shenzhen Zhenjing to Grande Consulting in accordance with PRC laws. Grande Capital, Wicens International, and Grande Consulting may transfer funds directly to Grande in accordance with Hong Kong laws. The Company will then distribute dividends to all of its shareholders in proportion to the Class A Ordinary Shares they hold, in accordance with the laws and regulations of BVI.

Our ability to receive distributions is subject to various regulations. Under the Companies Ordinance of Hong Kong, dividends may only be paid out of distributable profits. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions under the laws of Hong Kong on the conversion of HK dollars into foreign currencies or the remittance of currencies out of Hong Kong. Under PRC laws, our PRC subsidiary, Shenzhen Zhenjing, is required to set aside at least 10% of its after-tax profits each year to fund certain statutory reserves until the aggregate amount of such fund reaches 50% of its registered capital.

Despite the current legal framework, there can be no assurance that the PRC or Hong Kong government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors. Such actions could result in an inability or prohibition on making transfers or distributions outside of Mainland China or Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our corporate structure may involve unique risks and could be disallowed by Chinese regulatory authorities. Any PRC regulations pertaining to our corporate structure, loans to and investment in PRC entities by offshore holding companies may delay us from making loans or capital contributions to our Shenzhen Zhenjing, one of our Operating Subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their businesses, which could cause our Class A Ordinary Shares to significantly decline in value or become worthless.

With regards to our corporate structure, any funds we may transfer to our Shenzhen Zhenjing, our Operating Subsidiary in Mainland China, either as a loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in Mainland China, regardless of the amount of the transfer.

According to the relevant PRC regulations, capital contributions to Shenzhen Zhenjing are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by the State Administration of Foreign Exchange (“SAFE”). In addition, any foreign loan procured by Shenzhen Zhenjing is required to be registered with SAFE, and such loan also is required to be registered with the National Development and Reform Commission (“NDRC”). We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to Shenzhen Zhenjing. If we fail to complete such registration or other procedures, our ability to maintain our corporate structure while capitalizing Shenzhen Zhenjing’s operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The Class B Ordinary Shares outstanding are all ultimately and beneficially owned by Mr. Tak Kai Raymond, TAM and Ms. Tianhang, Zhao through Grande Holding Limited (our Controlling Shareholder), which are representing 83.40% of the aggregate voting power of our issued and outstanding Ordinary Shares. Because of the one-to-twenty voting ratio between our Class A and Class B Ordinary Shares, Mr. Tam and Ms. Zhao, through Grande Holding Limited, will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B Ordinary Shares held by Grande Holding represent at least 51% of the voting power of all outstanding Ordinary Shares.

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

Mr. Tak Kai Raymond, TAM (our ultimate controlling shareholder and majority shareholder of Grande Holding Limited) and Ms. Tianhang, Zhao beneficially own the majority of the voting power of our outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Stock Market LLC, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the rules of the Nasdaq Stock Market LLC, and the requirement that our compensation and nominating committees consist entirely of independent directors.

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

We are incorporated under the laws of the BVI. We conduct our operations in Hong Kong, outside the United States and substantially all of our assets are located outside the United States. In addition, most of our directors, officers and senior management are located in Hong Kong, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Nasdaq has proposed new listing rules that, if adopted, could result in the suspension of trading and delisting of our securities if we fail to maintain a minimum market value of listed securities.

On January 13, 2026, Nasdaq submitted to the SEC proposed rule changes that would require companies listed on the Nasdaq Global Market and Nasdaq Capital Market to maintain a minimum market value of listed securities of at least $5 million for 30 consecutive trading days. On July 22, 2026, the SEC issued an order approving Nasdaq’s new rules.

The proposal would also permit the suspension of trading and immediate delisting of securities of companies that fail to meet this requirement, without providing a cure or compliance period, and would modify the procedures and discretion applicable to hearings before a Nasdaq Hearings Panel. If we are unable to maintain the required minimum market value of our listed securities, our securities could be suspended from trading and delisted from Nasdaq, which could adversely affect the liquidity and market price of our securities and our ability to raise capital.

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

Resales of our Class A Ordinary Shares in the public market by the White Lion Capital, LLC may cause the market price of our Class A Ordinary Shares to decline.

On July 16, 2026, the Company entered into a ordinary share purchase Agreement (the “SPA”) with White Lion Capital, LLC, a Nevada limited liability company (the “White Lion Capital”). Pursuant to the SPA, the Company may issue and sell to the investor, from time to time and within 36 months from the execution date of SPA, up to 40,000,000 in aggregate gross purchase price of newly issued Class A Ordinary Shares of the Company.

The Company shall have the right, but not the obligation, to require White Lion Capital, by its delivery to the Investor of a purchase notice, to purchase the Class A Ordinary Shares. The purchase price of the Class A Ordinary Shares is determined according to the mechanism under the SPA, making reference to, among others, the average of the four lowest traded prices of the Class A Ordinary Shares during the rapid valuation period; or 97% of the lowest daily volume-weighted average price of the Class A Ordinary Shares during the VWAP purchase valuation period.

The Company also executed a registration rights agreement (the “RRA”) with the White Lion Capital on July 16, 2026. Pursuant to the RRA, the Company shall, no later than 30 calendar days following the date on which the Company files its Form 20-F for the fiscal year ended March 31, 2026, file with the SEC an initial registration statement registering the resale by White Lion Capital of the maximum number of registrable securities as permitted.

We cannot predict if and when the White Lion Capital may sell such Class A Ordinary Shares in the public market. Resales of Class A Ordinary Shares by White Lion Capital from time to time, after the registration statement registering the resale by White Lion Capital is effective, could compete with the resale of the Class A Ordinary Shares purchased from this offering and have the effect of depressing the market price for our Class A Ordinary Shares.

Future sales and issuances of our Class A Ordinary Shares or other securities might result in significant dilution to our existing shareholders and could cause the price of our Class A Ordinary Shares to decline.

To raise capital, we may sell our Class A Ordinary Shares, convertible securities or other equity securities in one or more transactions other than those contemplated by the SPA with White Lion Capital, at prices and in a manner we determine from time to time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by White Lion Capital, and the White Lion Capital or investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Class A Ordinary Shares, or securities convertible or exchangeable into our Class A Ordinary Shares, in future transactions may be higher or lower than the price per share paid by White Lion Capital. Any sales of additional shares, including securities of notes convertible into Class A Ordinary Shares or warrants or other securities to purchase Class A Ordinary Shares, will dilute the interests of our existing shareholders.

Sales of a substantial number of Class A Ordinary Shares in the public market or the perception that these sales might occur could depress the market price of our Class A Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Class A Ordinary Shares. In addition, the sale of substantial amounts of our Class A Ordinary Shares could adversely impact its price.

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

Because we qualified as a foreign private issuer under the federal securities laws, we were exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) certain insider reporting requirements and the short-swing profit recovery provisions of Section 16(b), and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. However, effective March 18, 2026, our directors and officers became subject to Section 16(a) beneficial ownership reporting obligations and must file applicable reports with the SEC. Any director or officer who becomes a more-than-5% beneficial owner also has reporting obligations under Section 13(d) of the Exchange Act and related rules. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish interim financial statements on Form 6-K, and even though we are required to furnish reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to the laws of the Cayman Islands or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are U.S. domestic issuers.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the British Virgin Islands, may differ significantly from corporate governance listing standards. Currently, we have elected to rely on certain home country practices with respect to our corporate governance. Hence, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq rules applicable to U.S. domestic issuers.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Grande Group Limited is a holding company incorporated in the British Virgin Islands. As a holding company with no material operations, Grande Group Limited conducts all its operations through its operating entities, Grande Capital Limited, Shenzhen Zhenjing Investment Consulting Co., Ltd., and Wicens International Securities Limited (formerly known as “Grande Securities Limited”). Grande Capital Limited was incorporated under the laws of Hong Kong on April 6, 2017. Grande Capital Limited is a limited liability company licensed with the HKSFC to undertake Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. Grande Capital Limited is our Operating Subsidiary and is wholly owned by Grande Group Limited. Wicens International Securities Limited was incorporated under the laws of Hong Kong on March 5, 2021. Wicens International Securities Limited is a limited liability company licensed with the HKSFC to undertake Type 1 (dealing in securities) regulated activities.

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

Acquisition of Proplus Company Limited

On October 1, 2025, the Company has entered into a Sale and Purchase Agreement (the “SPA”) with United One Global Limited, a limited liability company established under the law of Samoa (the “United One”). Pursuant to the SPA, the Company agreed to acquire 100% of the equity interest in Proplus Company Limited (“Proplus”) from the United One, the then sole shareholder of the Proplus, for consideration consisting of a cash payment in the amount of HK$78,000,000 (approximately US$10,000,000) in cash, subject to certain terms. Through its wholly-owned subsidiary, Shenzhen Zhenjing Investment Consulting Co., Ltd., the Proplus principally engaged in the provision of executive training, executive training curriculum design, and corporate finance consulting services.

The acquisition of Proplus has been completed on October 9, 2025. The Company currently holds 100% of the equity interest of Shenzhen Zhenjing Investment Consulting Co., Ltd., which is wholly owned through Proplus and Grande Consulting Limited by the Company.

Reorganization

On August 21, 2025, the Company and the non-controlling shareholder of Wicens International (formerly known as “Grande Securities Limited”) incorporated China CreateAlliance Holdings Limited. On February 27, 2026, the Company and the non-controlling shareholder of Wicens International transferred their respective equity interests in Wicens International (51% and 49%, respectively) to China CreateAlliance Holdings Limited as part of an internal group reorganization. Following the transfer, Wicens International became a direct wholly-owned subsidiary of China CreateAlliance, while the Company’s effective controlling interest in Wicens Securities remained unchanged.

On December 29, 2025, the Company incorporated Sparkward Holding Limited in the BVI as a wholly-owned subsidiary. On January 7, 2026, Sparkward incorporated Grande Digital Ventures Limited in Hong Kong as its wholly-owned subsidiary.

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

Wicens International Securities Limited (formerly known as “Grande Securities Limited”) was incorporated under the laws of Hong Kong on March 5, 2021. Wicens International Securities Limited is a partially owned subsidiary by Grande Group Limited, through China CreateAlliance Holdings Limited, an intermediate holding company. Wicens International Securities Limited is licensed with the HKSFC to undertake Type 1 (dealing in securities) and currently operational. Although Wicens International completed its operational setup and commenced business activities in late April 2026, as of the date of this annual report and during the fiscal year ended March 31, 2026, it did not generate any recognized revenue. We anticipate that Wicens International will contribute to our revenue stream in subsequent period.

China CreateAlliance Holdings Limited is an intermediate holding company incorporated under the laws of BVI on August 21, 2025, which holds 100% of the equity interest of Wicens International Securities Limited. China CreateAlliance Holdings Limited is 51% owned by the Company, 16% owned by Mr. Tin Duk Victor, Chang, 33% owned by other independent third parties.

Grande Digital Ventures Limited was incorporated under the laws of Hong Kong on January 7, 2026. Grande Digital Ventures Limited s not engaging in any business and is currently dormant.

Sparkward Holding Limited is an intermediate holding company incorporated under the laws of BVI on December 29, 2025, which holds 100% of the equity interest of Grande Digital Ventures Limited.

Proplus Company Limited is an intermediate holding company incorporated under the laws of BVI on August 30, 2021, which holds 100% of the equity interest of Shenzhen Zhenjing Investment Consulting Co., Ltd. through Grande Consulting Limited.

Grande Consulting Limited, formerly known as Harvest Group Limited, was incorporated under the laws of Hong Kong on September 13, 2024. Together with its wholly-owned subsidiary, Shenzhen Zhenjing Investment Consulting Co., Ltd., Grande Consulting Limited serves the executive training and corporate finance consulting arm of the Company.

Shenzhen Zhenjing Investment Consulting Co., Ltd. is limited liability company formed under the laws of the PRC on May 7, 2025. Shenzhen Zhenjing Investment Consulting Co., Ltd. principally engaged in the provision of executive training, executive training curriculum design, and corporate finance consulting services.

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

Headquartered in Hong Kong, we are a holding company incorporated in the British Virgin Islands, and all of our business are carried out by our Operating Subsidiaries in Hong Kong and Mainland China, Grande Capital, Wicens International, and Shenzhen Zhenjing.

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

Wicens International focuses on providing underwriting and placing, securities dealing and brokerage services to clients in Hong Kong. Wicens International acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. Wicens International also provides securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. Wicens International acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate the clients’ trading of securities listed on selected overseas stock exchanges, in return for brokerage commission income. Wicens International is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities in Hong Kong.

Grande Consulting, through Shenzhen Zhenjing, principally engaged in the provision of executive training and corporate finance consulting services. It currently operates under a business-to-business model, which supply high-quality course materials to executive training course providers, for their corporate operation training and capital market/corporate finance education for entrepreneurs and corporate executives. The course materials are strategically formulated to assist high-growth enterprises in understanding capital market dynamics, regulatory compliance, and listing frameworks for both the Hong Kong Stock Exchange and the Nasdaq Capital Market. Shenzhen Zhenjing is incorporated under the law of the PRC and operate in Mainland China and Hong Kong.

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

(3) Referral services

Since mid-2024, Grande Capital also provides referral services to other professional parties, such as financial institutions, for equity and debt fund raising exercises, for referral fees. Occasionally we may on a case by case basis come across fund-raising exercises which require the introduction of other professional parties in which we may obtain referral fees. Such referral fee is generally based on a percentage of the fee charged by our clients in the particular fund-raising exercises.

(4) Underwriting, Placing, and Securities Brokerage Services

Since late April 2026, we have commenced our underwriting, placing, and securities brokerage services through Wicens International. Wicens International acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. Wicens International also provides securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. Wicens International acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate the clients’ trading of securities listed on selected overseas stock exchanges, in return for brokerage commission income. Wicens International is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities in Hong Kong.

Although Wicens International completed its operational setup and commenced business activities in late April 2026, as of the date of this annual report and during the fiscal year ended March 31, 2026, it did not generate any recognized revenue. We anticipate that Wicens International will contribute to our revenue stream in subsequent period.

(5) Executive Training and Corporate Finance Consulting Services

Following our acquisition of Shenzhen Zhenjing, through Grande Consulting and Shenzhen Zhenjing, we expanded our footprint into executive training and corporate finance consulting services. The acquisition of Shenzhen Zhenjing is an important part of growth strategies to promote and enhance our brand locally and overseas and to strengthen the ECM and corporate finance advisory services. Shenzhen Zhenjing develops and delivers executive training curriculum and teaching material under a business-to-business (“B2B”) model as an upstream provider of proprietary executive training course content and educational framework to independent downstream course operators, rather than directly providing end-user training. These course materials focus on corporate operational management, capital market dynamics, regulatory compliance, and listing execution frameworks for small and medium-sized enterprises (“SMEs”). The curriculum is strategically tailored to assist founders and senior executives of high-growth enterprises in navigating their corporate management and corporate finance needs. Shenzhen Zhenjing also offers targeted corporate finance consulting services to enterprise clients seeking strategic expansion and future capital market entry.

The table below sets out a breakdown of our revenue by business segments for the years ended March 31, 2026, 2025 and 2024:

	For the years ended March 31,		For the years ended March 31,
	2026		2025		2024
	US$	%	US$	%	US$	%
IPO Sponsorship And Related Services	105,497	4.1	257,775	5.9	3,341,819	73.8
Corporate Financial Advisory Services	1,223,605	47.5	2,486,433	57.3	1,187,377	26.2
Referral Services	769,231	29.9	1,594,619	36.8	—	—
Underwriting And Placing Services	—	—	—	—	—	—
Securities Dealing And Brokerage Services	—	—	—	—	—	—
Executive Training and Corporate Finance Consulting Services	478,541	18.5	—	—	—	—
Total	2,576,874	100	4,338,827	100	4,529,196	100

We aspire to expand our business and become an integrated platform for providing one-stop financial services tailored to our customers’ specific needs.

Our revenue decreased from approximately US$4.3 million for the year ended March 31, 2025 to approximately US$2.6 million for the year ended March 31, 2026; while our profit before tax decreased from approximately US$1.9 million to a loss before taxes of approximately US$3.6 million in the corresponding years.

This decrease in revenue was primarily driven by lower number of advisory engagements and slower progress in ongoing projects which resulted in fewer milestone achievements, as well as a significant reduction in referral arrangements during the year. This decline was partially offset by a new revenue stream from course material supply following our acquisition of Proplus in October 2025, which expands our business in Mainland China and diversifies our revenue streams.

Our transition to a loss before taxes of approximately US$3.6 million was because of the revenue decline, together with a significant increase in operating expenses and goodwill impairment loss. This was mainly due to a goodwill impairment loss of approximately US$1.9 million recognized during the year ended March 31, 2026, as the carrying amount of the Proplus reporting unit exceeded its estimated fair value. The increase was also caused by discretionary one-time bonuses payable to staff, higher traveling and entertainment expenses for getting new clients, and increased maintenance costs for our US listing requirements.

Competitive Strengths

Integrated capital market ecosystem driven by powerful cross-entity synergies

Our core competitive advantage lies in our fully integrated, “closed-loop” financial services ecosystem connecting Grande Consulting, Grande Capital, and Wicens International. Through Shenzhen Zhenjing, Grande Consulting in Hong Kong serves as our upstream lead-generation engine, incubating high-growth SME clients through executive training and education and corporate finance consulting services. As these clients mature, Grande Capital—licensed by the HKSFC to conduct Type 6 (Advising on Corporate Finance) regulated activities—executes their offshore listing strategy through expert IPO sponsorship services and financial advisory services post- IPO.

Completing this ecosystem, Wicens International—holding an unrestricted Type 1 (Dealing in Securities) license—serves as the placement and underwriting arm to capture downstream capital market opportunities. Wicens International executes diverse equity fundraising transactions for public and IPO-bound issuers, acting as joint bookrunner, lead manager, underwriter, sub-underwriter, placing agent, or sub-placing agent. By seamlessly bridging upstream client sourcing with core advisory execution pre-IPO and post- IPO and equity distribution, we maximize client monetization, drive sustainable cross-selling, and deliver a comprehensive end-to-end service suite.

A wide range of corporate finance advisory services.

We are positioned as a boutique financial firm aiming to offer tailored, innovative financial solutions to clients in Asia according to their specific needs. We take pride in the ability to address clients’ needs at their different development stages in the equity markets, starting from pre-IPO planning to post-IPO fund-raising. As a licensed corporation under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, our Operating Subsidiary, Grande Capital, can carry out listing sponsorship, financial advisory, compliance advisory, and takeovers and related advisory services under the HK Takeovers Codes. Grande Capital may serve our clients at the pre-IPO stage by acting as financial adviser by advising them on different aspects, including corporate reorganization, financial management, selection of professional parties and formulation of business strategies. During an IPO, Grande Capital provides service to our clients by acting as sponsor by advising and guiding the issuers in preparation of the listing and coordinating the listing progress. Subsequent to the IPO, Grande Capital may act as financial adviser in advising them on transactions involving the HK Listing Rules or HK Takeovers Codes or as an independent financial adviser rendering recommendations and opinions. Grande Capital also acts as compliance advisers and provide compliance advisory services to clients to ensure compliance with the relevant HK Listing Rules, HK Takeovers Codes and other relevant regulations. We believe all-rounded service portfolio and service quality are crucial to our success and contribute to our ability to adapt in the ever-changing financial market.

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

We have an established customer base. We believe that market reputation is essential to sustaining a strong market position. The proven track record of successful IPO cases and active participation in other corporate financial advisory engagements enable us to establish a stable business relationship with our clients. We and our subsidiaries have built up stable contacts with listed companies in Hong Kong. Our client portfolio covers business enterprises which are headquartered and conduct operations in Hong Kong, Singapore and the PRC. Our clients are engaged in a variety of industry sectors, including construction, garment, alcohols, agriculture and bio-medical companies.

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

Continue to develop the corporate finance advisory business

Throughout the operating history of our group, corporate finance advisory business has been the core income generating source and we have experienced tremendous growth in our client base since our establishment. We believe it is vital for us to strive to strengthen our competitiveness and expand our market share. We continue to strengthen our manpower by recruiting additional project execution staff. We intend to recruit talents from the financial industry to provide all-rounded, quality services to client. We believe that by investing in the human resources we would be able to increase our work capacity and maintain the consistency in the service quality of Grande Capital.

To further develop the equity capital market services and elevate market brand presence

We are committed to broadening our equity capital market (service offerings to drive business growth and enhance our overall brand image. In April 2026, Wicens International, formerly known as Grande Securities, became operational as our dedicated placing, underwriting, and securities brokerage services entity. Fully licensed by the SFC to conduct Type 1 (Dealing in Securities) regulated activities under the SFO without restrictions, Wicens International enables us to expand beyond underwriting our own sponsored IPOs into executing secondary fundraising transactions and third-party sponsored IPO syndicates. The operational launch of Wicens International acts as a major strategic catalyst to promote and elevate our brand reputation among institutional investors, corporate clients, and market peers. By participating in diverse equity distribution and syndication capacities, we enhance our brand authority across Hong Kong’s financial markets. We intend to allocate additional capital to support Wicens International’s operational expansion, and recruit specialized ECM talent to capture broader deal flow through their established industry networks.

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

To promote and enhance our brand locally and in the overseas

We believe that our market reputation and clients’ confidence in our brand are essential to our success. Leveraging our established reputation in Hong Kong, with the strategic acquisition of Shenzhen Zhenjing, which we have significantly expanded our capability to build brand awareness directly among high-growth enterprises and entrepreneurs in Greater China, we intend to continue to enhance our client sourcing capability and industry position by conducting additional marketing and public relation activities, such as participating in additional industry events and marketing activities locally in Hong Kong and globally in Asia and the U.S.

Our Services and Business Model

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

The Type 1 (Dealing in Securities) license is obtained by Grande Capital for the purpose of conducting the underwriting activities that are directly related to Grande Capital’s listing sponsor engagements to satisfy the “Sponsor Coupling” requirement. As part of the licensing condition/restrictions by the HKSFC to Grande Capital’s Type 1 (Dealing in Securities) license and Type 6 (Advising on Corporate Finance), Grande Capital are not permitted to engage in the brokerage, trading or dealing in securities on behalf of its clients, unless such activity relates to its corporate finance engagements, and are not permitted to hold client assets, i.e., establishing or maintaining any client accounts that would involve holding or controlling client funds or securities, and accepting, managing, or safeguarding any money or securities on behalf of clients. See “Licenses” below regarding the details and restrictions of Grande Capital’s Type 1 and Type 6 licenses.

The tables below sets out a breakdown of our successful IPOs (i.e. IPO that successfully closed and listed), all listed on the HKSE, by (i) the principal places of business of the listing applicants; (ii) range of offering sizes; and (iii) the industry segments of the listing applicants, since Grande Capital, one of our Operating Subsidiaries, has sponsored since it first obtained its licenses under the SFO on January 23, 2018:

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

Placing and Underwriting Services

As part of our growth strategies to develop our ECM services, we have launched placing and underwriting capabilities through Wicens International (formerly known as Grande Securities Limited). To capitalize on synergies with our core corporate finance advisory business, Grande Securities Limited was subsequently rebranded and renamed to Wicens International and commenced business operations in April, 2026. Wicens International is fully licensed by SFC to carry on Type 1 (Dealing in Securities) regulated activities under the SFO without restrictions.

Wicens International, which is licensed under the SFO to carry on Type 1 (dealing in securities) regulated activity as defined under the SFO, participates in different kinds of fund-raising exercises for companies listed on the Hong Kong Stock Exchange by acting as the joint-bookrunner, lead manager, co-lead manager, underwriter, sub-underwriter, sub-agent, placing agent or sub-placing agent. Those fund-raising exercises included placing and IPO of shares of newly-listed companies, placing of new shares of listed companies under general mandate or specific mandate, top-up placement of shares of listed companies, issue of new shares of listed companies by way of rights issue or open offer and unlisted debt securities by listed companies. Wicens International may also be engaged as placing agents for listed companies to place bulk volume of securities in the secondary market. During the course of providing the placing and underwriting services, Wicens International may engage sub-placing agents or sub-underwriters, to form placing and/or underwriting syndicates.

For the underwriting exercise, Wicens International generally underwrites IPOs on a fully underwritten basis, by which Wicens International is obliged to take up or procure the applications of any unsubscribed shares offered by the issuer in the IPO up to our maximum underwriting commitment, as agreed with the lead bookrunner or manager and the issuer in the relevant underwriting agreement, in the event of any under-subscription of shares in the relevant share offer. For placing exercises, Wicens International usually agrees with the contracting party to place a number of securities on an agreed price on a best-effort basis within a period of time. Wicens International charges a commission for acting as a placing agent, a sub-placing agent or a sub-agent in a fund-raising exercise based on the aggregate placing price of the number of securities successfully placed by Wicens International to its placees or sub-agents. The placing commission rates are subject to negotiation on a case-by-case basis with the listing applicants or listed issuer and is generally determined with reference to, among other matters, the type of securities offered, fundraising size, market condition and prevailing market rate.

For acting as a bookrunner, a lead manager, a co-lead manager, a co-manager, an underwriter or a sub-underwriter in a fund-raising exercise, our commission is based on the underwriting commitment and the aggregate offer price of the number of securities underwritten by Wicens International. The underwriting commissions are typically either a pre-determined fixed fee or a fixed percentage of the aggregate offer price of the number of securities underwritten. Depending on the role under various fund-raising exercises, Wicens International collects commission either from the listed companies, the shareholders of the listed companies or our immediate distributors of the fund-raising exercises. Wicens International also charges investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged Wicens International to provide placing and underwriting services in respect of the relevant securities.

Wicens International also offers securities trading services, including dealing and brokerage services for trading of securities on the Hong Kong Stock Exchange and on other overseas exchanges. Wicens International also facilitates subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage our placing and underwriting services or conducted by other financial services providers in Hong Kong, such as investment banks and other securities brokerage firms.

Although Wicens International completed its operational setup and commenced business activities in late April 2026, as of the date of this annual report and during the fiscal year ended March 31, 2026, it did not generate any recognized revenue. We anticipate that Wicens International will contribute to our revenue stream in subsequent period.

Executive Training and Corporate Finance Consulting Services

Following our acquisition of Shenzhen Zhenjing, we expanded our footprint into executive training and corporate finance consulting services. The acquisition of Shenzhen Zhenjing is an important part of growth strategies to promote and enhance our brand locally and overseas and to strengthen the ECM and corporate finance advisory services. Shenzhen Zhenjing plays a critical role in expanding our deal pipeline, which functions as a strategic lead-generation engine that connects our corporate finance ecosystem with high-growth companies and their leaderships at an early stage, and those seeking equity capital market solutions, IPO sponsorship, or financial advisory services are seamlessly integrated into our core corporate finance business (conducted via our licensed corporation in Hong Kong). This integrated funnel drives sustainable client acquisition and strengthens our end-to-end service ecosystem.

Shenzhen Zhenjing develops and delivers executive training curriculum and teaching material under a B2B model as an upstream provider of proprietary executive training course content and educational framework to independent downstream course operators, rather than directly providing end-user training. These course materials focus on corporate operational management, capital market dynamics, regulatory compliance, and listing execution frameworks for SMEs. The curriculum is strategically tailored to assist founders and senior executives of high-growth enterprises in navigating their corporate management and corporate finance needs.

Shenzhen Zhenjing also offers targeted corporate finance consulting services to enterprise clients seeking strategic expansion and future capital market entry. Rather than acting as a financial intermediary, Shenzhen Zhenjing operates as an executive-level strategic advisor to assist various SME founders and management teams in optimizing their corporate architecture prior to accessing international capital markets and assisting these clients with capital raising strategy formulation and long-term equity financing roadmaps.

Pricing Policy

The corporate finance advisory fees charged by Grande Capital are determined on a case-by-case basis after negotiations with each client. In determining the fee, we generally consider (i) the nature and complexity of the transaction; (ii) scope of our duties; (iii) length of time and manpower required; and (iv) the expected workload.

The placing and underwriting commission charged by Wicens International may be a fixed fee or a fee charged as a percentage of the fundraising size, which is determined on a case-by-case basis after arm’s length negotiations with each client and/or among the members of the underwriting syndicate, based on various factors including but not limited to, the proposed fund raising size, proposed pricing and valuation of the offering, prevailing market conditions and sentiments, target types and geographical locations of investors, perceived market response to and demand for the offering, the expected amount of time and resources required for performing our roles and duties in the book building process, the business and financial performance of the relevant listing applicant or listed issuers, number of underwriters and/or placing agents involved and number of shares to be placed or underwritten by Wicens International. The commission rates for the placing and underwriting projects may vary to a wide extent.

Our Clients

Our clients mainly comprise listing applicants and listed companies on the HKSE (and their respective management and shareholders), financial institutions, various companies and their leaderships. We recorded revenue of 72.2%, 57.2%, and 78.1% from our top five clients for the years ended March 31, 2026, 2025 and 2024, respectively. The following table sets out the percentage of revenue generated from our top five clients:

For the year ended March 31, 2026:

	Name of client	Types of services provided by us	Revenue %
Largest client	Yellow River Securities Limited	Referral services	29.9
2nd largest client	Guangdong Shitong Film & Television Media Co., Ltd.	Course materials supplying	14.4
3rd largest client	Mirxes Holding Company Limited	Independent financial advisory services	9.9
4th largest client	Swift Ascent Limited	Financial advisory services	9.0
5th largest client	China VC Holdings Limited	Financial advisory services	9.0
Total			72.2

For the year ended March 31, 2025:

	Name of client	Types of services provided by us	Revenue %
Largest client	Yellow River Securities Limited	Referral services	30.8
2nd largest client	China Wacan Group Company Limited	Financial advisory services	8.2
3rd largest client	S&T Holdings Limited	Financial advisory services and compliance advisory services	6.3
4th largest client	Shenzhen Yueyuan Construction Company Limited	IPO sponsorship and related services	6.0
5th largest client	MS (HK) Engineering Limited	Financial advisory services	5.9
Total			57.2

For the year ended March 31, 2024:

	Name of client	Types of services provided by us	Revenue %
Largest client	Qingdao Fujing Agriculture Development Company Limited	IPO sponsorship and related services	28.2
2nd largest client	Easy Smart Engineering Limited Easy Smart Group Holdings Limited	IPO sponsorship and related services; compliance advisory services	25.2
3rd largest client	Wing Kei Management Limited	IPO sponsorship and related services; compliance advisory services	18.9
4th largest client	Asia Piling Co Pte. Ltd	IPO sponsorship and related services	3.3
5th largest client	Hubei Qiangda Packaging Industry Company Limited	Compliance advisory services	2.5
Total			78.1

Sales & Marketing

The sales and marketing function of Grande Capital and Wicens International are performed by the management and project execution team based in Hong Kong, constituted by industry veterans with extensive experience and connections in the corporate finance and financial services industry. They are responsible for maintaining relationships with the management of existing clients, exploring leads from new clients, and maintaining relationships with professional parties partners and industry players in the corporate finance and financial services industry. The new clients and projects of Grande Capital and Wicens International primarily originate from the professional networks of our management and their project execution team, and the referrals from existing clients, professional parties and relevant market players in the corporate finance and financial service industries; rest of our clients and projects are originated from the direct approaches by the management of the clients connected through the previous business or professional relationships, or due to our market reputation in the Hong Kong corporate finance and capital market industry.

For Shenzhen Zhenjing, it develops its customers and clients primarily through referrals from industry professionals and existing clients. It also participates in various in third-party organized professional conferences and seminars

Therefore, due to the business model and the nature of services of our Operating Subsidiaries, we and our Operating Subsidiaries do not advertise our services to the general public, market our services through mass media, or publicly solicit for clients.

Licenses

The financial services market in Hong Kong is highly regulated. The principal business and the responsible personnel of the Operating Subsidiaries are subject to a number of legislations and regulations and the respective rules of the HKSFC and the HKSE. In particular, due to the licensing requirements of the HKSFC, Grande Capital and Wicens International are required to obtain necessary licenses under the SFO to conduct its business in Hong Kong and its business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC.

As of the date of this annual report, Grande Capital is currently licensed under the SFO to carry on Type 1 (dealing in securities) regulated activities in Hong Kong and Type 6 (advising on corporate finance) regulated activities in Hong Kong. Wicens International is currently licensed under the SFO to carry on Type 1 (dealing in securities) regulated activities in Hong Kong. See “Item 4. Information On The Company — 4.B. Business Overview — “Regulations — Licensing regime under the SFO.”

These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. Grande Capital and Wicens International pay standard annual fees to the HKSFC and are subject to continuing regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others. See “Item 4. Information On The Company — 4.B. Business Overview — Regulations — Licensing requirements.”

The following table summarizes the licenses and permissions held by our Operating Subsidiaries under the SFO, and the restrictions to such licenses and permission.

License/Permit	Issuing Authority	Licensee	Term	Restrictions and Licensing Conditions
Type 1 license (dealing in securities)	HKSFC	Grande Capital	No expiration date	The licensee shall not engage in dealing activities other than those relating to corporate finance.(1) The licensee shall not hold client assets.(2)

Type 6 license (advising on corporate finance)	HKSFC	Grande Capital	No expiration date	The licensee shall not hold client assets.(2)

Type 1 license (dealing in securities)	HKSFC	Wicens International	No expiration date	None.

(1)	Under this restriction, Grande Capital is not permitted to engage in the brokerage, trading, or dealing in securities on behalf of its clients unless such activity relates to its corporate finance engagements. An example of a permissible activity under Type 1 (dealing in securities) license Grande Capital has is where Grande Capital acts as an underwriter/overall coordinator in an initial public offering on the HKSE for which it also serves as the sponsor under the “Sponsor Coupling” requirement by the HKSE. In such cases, the underwriting activities are directly related to Grande Capital’s corporate finance engagements and are conducted in compliance with its licensing conditions.

(2)	Under this restriction, Grande Capital is prohibited from (i) establishing or maintaining accounts that would involve holding or controlling client funds or securities; and (ii) accepting, managing, or safeguarding any money or securities on behalf of clients.

During the years ended March 31, 2026, 2025 and 2024, and up to the date of this annual report, we and our Operating Subsidiaries had obtained all requisite licenses, permits, and certificates necessary to conduct the operations as set out in this annual report and we had complied with all applicable laws, regulations, rules, codes, and guidelines in Hong Kong in connection with the business and operation in all material respects.

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

As per the SFO, to carry out Type 1 regulated activities (dealing with securities), Wicens International is required to take out and maintain insurance in relation to fidelity and crime risks in the manner prescribed by the Securities and Futures (Insurance) Rules. Wicens International has in place the License Holders Insurance Scheme (LHI). The LHI does not cover professional indemnity or pure unauthorized trading where there is no intent or direct fund. The LHI, however, covers fidelity and crime risks, such as loss of client assets due to theft of employees or other fraudulent acts.

Shenzhen Zhenjing participates in various government statutory social security plans in Mainland China, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund.

Properties

As of the date of this annual report, we are party to the following lease agreement:

Location	Term of Lease	Usage
Room 2701, 27/F, Tower 1, Admiralty Center, No. 18 Harcourt Road, Hong Kong	February 15, 2025 to February 14, 2029	Office

As of the date of this annual report, Wicens International is a party to the following office space sharing agreement.

Location	Term of License	Usage
Unit 2C, 35/F, East Tower, Cheung Kong Center II, No.10 Harcourt Road, Central, Hong Kong	April 1, 2026 to April 1, 2028	Office

Intellectual Property

Our Operating Subsidiary, Grande Capital is the registered owner of the domain names https://grande-capital.com/. Wicens International is the registered owner of the domain names https://wicens.com.hk/.

As of the date of this annual report, Grande Capital had registered three trademarks under the jurisdiction of Hong Kong:

Place of registration	Trademark	Status	Trademark Number	Classes	Expiry Date
Hong Kong		Registered, December 27,	304380877	36	December 26, 2027
		2017

Hong Kong		Registered, December 27, 2017	304380886	36	December 26, 2027

Hong Kong		Registered, December 27, 2017	304380895	36	December 26, 2027

Hong Kong		Application Details Checked, Application Pending	307255323	36	-

Legal Proceedings

As of the date of this annual report, we and our subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims which would have a material adverse impact on the operations, financial position and reputation of our Group.

Regulations

Licensing regime under the SFO

Our business operations in Hong Kong are conducted through Grande Capital and Wicens International (formerly known as “Grande Securities Limited”), both are licensed corporations under the SFO. They are subject to various Hong Kong laws and regulations and the jurisdictions of the SFC. This section summarizes the most significant rules and regulations that affect our business activities in Hong Kong.

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

Compliance with the Relevant Requirements

We confirms that we and our Operating Subsidiaries in Hong Kong, i.e. Grande Capital and Wicens International, have obtained all relevant licenses and certificates for our existing operations in Hong Kong and that we complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with our business and operations in all material respects during the year ended March 31, 2026, 2025 and 2024.

Registration/Filing Requirements and the Regulatory Regime under the Trial Administrative Measures

In addition to various laws and regulations in Hong Kong that operations of our Hong Kong Operating Subsidiaries are subject to, our Hong Kong Operating Subsidiaries, in particular, Grande Capital, may be subject to various long-arm regulatory oversight by the CSRC, as a portion of Grande Capital’s existing clients and potential clients are companies located in Mainland China, who are listing applicants for initial public offerings on the HKSE or public companies listed on the HKSE.

For the fiscal years ended March 31, 2026, 2025 and 2024, and until the date of this annual report, the Mainland China companies who engaged Grande Capital for Grande Capital’s listing sponsorship services for overseas listing in Hong Kong are “PRC domestic companies” under the Trial Administrative Measures and their overseas listings in Hong Kong are subject to CSRC’s review procedures and approval.

As stipulated and required by the Trial Administrative Measures, as a condition for the “overseas securities companies” outside of Mainland China, such as Grande Capital, to engage PRC domestic companies as client to act as their listing sponsors (i.e. in our case, to conduct Type 6 (advising on corporate finance activities) for their overseas listings outside of Mainland China, overseas securities companies, such as Grande Capital, shall be subject to the filing/reporting, verification and supervisory obligations to the CSRC regarding the overseas listing projects of the PRC domestic companies engaged, including: (1) filing and registering with CSRC as sponsors or underwriters who are being engaged by PRC domestic companies for their overseas listing, and submitting report to the CSRC annually on the relevant business activities of such overseas securities companies regarding overseas listings of PRC domestic companies; and (2) for each projects engaged by the overseas securities companies, submitting the undertakings to the CSRC that such offshore securities companies have verified and examined the documents submitted to CSRC by its clients in relation to their overseas listing, and that such documents are true, accurate and complete.

Currently, Grande Capital is registered with the CSRC under Article 21 of Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. As long as Grande Capital conducts the regulated activities in Hong Kong that involves PRC domestic companies, Grande Capital could be subject to the regulatory oversights from the CSRC and regulations of the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies, including:

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

Furthermore, the Trial Administrative Measure explicitly stipulated that the CSRC may also refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of Grande Capital, we and Grande Capital could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties, by the HKSFC.

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

Compliance with the Relevant Requirements

Although the offering of our securities in the United States and the operation of our Operating Subsidiaries in Hong Kong do not require approvals, licenses, permits, or qualifications from the PRC authorities, such as the CSRC or the CAC, as long as Grande Capital conducts regulated activities in Hong Kong that involve PRC domestic companies, Grande Capital is subject to regulatory oversight from the CSRC under the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies.

As of the date of this annual report, neither we nor our Operating Subsidiaries have been informed by any PRC governmental authority, including the CSRC, of the violation of the undertaking or any obligations to the CSRC. We believe our Operating Subsidiaries and we have complied with all applicable laws and regulations in connection with the engagement with PRC clients in Mainland China in all material respects.

Regulations relating to Shenzhen Zhenjing’s operation in Mainland China

Regulations on Foreign Investment

The Foreign Investment Law of the PRC was adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign natural persons, enterprises or other organizations, collectively the foreign investors, shall not invest in any sector forbidden by the negative list for access of foreign investment, (ii) for any sector restricted by the negative list, foreign investors shall conform to the investment conditions provided in the negative list, and (iii) sectors not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated equally. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information report system in which foreign investors or foreign-funded enterprises shall submit the investment information to competent departments of commerce through the enterprise registration system and the enterprise credit information publicity system.

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced Interim Administrative Measures. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

Special Administrative Measures for the Entry of Foreign Investment (Negative List) (2024 Version)

The Special Administrative Measures for the Entry of Foreign Investment (Negative List) (2024 Version)(the “Negative List”) was jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission as Decree No. 23 on September 8, 2024 and became effective on November 1, 2024. The 2024 version replaced and abolished the 2021 version of the same regulation, and reduces the number of nationwide foreign investment access restrictions from 31 to 29 items, with manufacturing-sector restrictions fully lifted.

Pursuant to the Negative List:

1.	Foreign investors shall not invest in sectors explicitly “prohibited” by the Negative List.

2.	For sectors “restricted” (but not prohibited) by the Negative List, foreign investors must obtain prior approval for market access.

3.	Sectors not covered by the Negative List are subject to the principle of equal treatment for domestic and foreign investments.

The core businesses of Shenzhen Zhenjing —executive training for corporate clients, corporate finance consulting, and related B2B course material supply—are not listed as restricted or prohibited sectors for foreign investment under the 2024 Negative List. Our executive training services are oriented toward corporate operation training and capital market literacy for SME entrepreneurs and corporate executives, which are distinct from the “kindergarten, senior high school, or higher education institutions” that are subject to the Sino-foreign cooperative operation requirement, and do not involve compulsory education or religious education. Accordingly, our establishment and operation as a wholly foreign-owned enterprise (WFOE) comply with the Foreign Investment Law and the 2024 Negative List.

Regulations on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyrights in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations on Internet Information Services

According to the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, internet information services are classified into two categories: (1) profitable internet information services; and (2) non-profitable internet information services. Profitable internet information services refer to the provision, via the internet, of information or webpage development etc. for payment to internet users. Non-profitable internet information services refer to the provision, via the internet, of open or sharable information for free to internet users. PRC applies the license system to profitable internet information services and applies the record-filing system to non-profitable internet information services.

Regulations on Employment and Labor

Our PRC subsidiary, Shenzhen Zhenjing, maintains a team of local employees to support its B2B operations and executive training business. As an employer in mainland China, the subsidiary’s employment practices are governed by a comprehensive framework of labor laws and regulations. The Labor Law of the PRC, adopted by the 8th Session of the Standing Committee of the 8th National People’s Congress on July 5, 1994 and effective from January 1, 1995, was amended twice on August 27, 2009 and December 29, 2018, and serves as the foundational statute governing employment relationships, working hours, wages, labor safety, social insurance, and labor dispute resolution. The Labor Contract Law of the PRC, adopted on June 29, 2007 and effective from January 1, 2008, with its amendment adopted on December 28, 2012 and effective from July 1, 2013, mandates that employers execute written labor contracts with employees, specifies the obligations of both parties regarding contract formation, performance, modification, dissolution, and termination, and imposes stringent requirements for statutory severance and penalties for non-compliance. Complementing these statutes, the Social Insurance Law of the PRC, adopted on October 28, 2010 and effective from July 1, 2011, with its amendment adopted on December 29, 2018, requires employers to register and make contributions to five statutory insurance schemes—pension, medical, work injury, unemployment, and maternity insurance—on behalf of their employees, while the Labor Dispute Mediation and Arbitration Law, adopted on December 29, 2007 and effective from May 1, 2008, establishes the procedural framework for resolving employment disputes through mediation and arbitration. In compliance with these regulations, our subsidiary executes written labor contracts with all employees, pays wages in a timely and full manner, makes statutory social insurance contributions, and adheres to mandated working hour and leave entitlements, thereby managing its employment-related compliance obligations in the ordinary course of business.

Regulations on Personal Information Protection

The Personal Information Protection Law of the PRC(the “PIPL”), adopted by the 30th Session of the Standing Committee of the 13th National People’s Congress on August 20, 2021 and effective from November 1, 2021, governs the processing of personal information within mainland China. Although our PRC subsidiary does not provide internet information services directly to the public and does not operate any website or domain targeting the PRC market, the PIPL nonetheless applies to our subsidiary’s processing of personal information in the course of its business operations, particularly in relation to its local employees.

The PIPL defines “personal information” broadly to include any information related to an identified or identifiable natural person, and “sensitive personal information” to include biometric data, religious beliefs, medical and health information, financial accounts, location data, and personal information of minors under 14. In the employment context, our subsidiary processes its employees’ personal information — including names, identification numbers, contact details, compensation and benefits data, and other employment-related information — in accordance with the PIPL.

Pursuant to the PIPL, our subsidiary, as a personal information processor, must adhere to the following core obligations: (i) process personal information lawfully, with a clear and reasonable purpose, and limit processing to the minimum scope necessary to achieve the purpose; (ii) notify employees of the purpose, method, and categories of processing; (iii) obtain employees’ consent where consent serves as the legal basis, or rely on other legal bases enumerated under Article 13 of the PIPL (e.g., necessity for the execution of an employment contract or for human resource management); (iv) where sensitive personal information is processed, satisfy the requirements of specific purpose, sufficient necessity, strict protective measures, and separate consent; (v) implement security measures including encryption, de-identification, access controls, and incident response plans; and (vi) honor employees’ rights to access, copy, correct, delete, and withdraw consent.

With respect to cross-border data transfers, the Provisions on Promoting and Regulating Cross-Border Data Flows(CAC Decree No. 16, effective March 22, 2024) provide that non-CII operators transferring fewer than 100,000 individuals’ non-sensitive personal information overseas on a cumulative basis from January 1 of the current year are exempted from the security assessment, standard contract, and certification requirements. Should our subsidiary need to transfer employees’ personal information to our Hong Kong parent company or other offshore entities within the Group, it will obtain employees’ separate consent and, depending on the volume and sensitivity of the data, either rely on the exemption or complete the applicable cross-border transfer mechanism (standard contract, certification, or security assessment) as required under the PIPL and the 2024 Provisions.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Grande Capital Limited	Hong Kong
Proplus Company Limited	British Virgin Islands
Grande Consulting Limited	Hong Kong
Shenzhen Zhenjing Investment Consulting Co., Ltd.	People’s Republic of China
China CreateAlliance Holdings Limited	British Virgin Islands
Wicens International Securities Limited	Hong Kong
Sparkward Holding Limited	British Virgin Islands
Grande Digital Ventures Limited	Hong Kong

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

As of the date of this annual report, we are party to the following lease agreement:

Location	Term of Lease	Usage
Room 2701, 27/F, Tower 1, Admiralty Center, No. 18 Harcourt Road, Hong Kong	February 15, 2025 to February 14, 2029	Office

As of the date of this annual report, Wicens International is a party to the following office space sharing agreement.

Location	Term of License	Usage
Unit 2C, 35/F, East Tower, Cheung Kong Center II, No.10 Harcourt Road, Central, Hong Kong	April 1, 2026 to April 1, 2028	Office

Intellectual Property

Grande Capital is the registered owner of the domain names https://grande-capital.com/. Wicens International is the registered owner of the domain names https://wicens.com.hk/.

As of the date of this annual report, the Company has registered three trademarks under the jurisdiction of Hong Kong, through Grande Capital and Wicens International :

Place of registration	Trademark	Status	Trademark Number	Classes	Expiry Date
Hong Kong		Registered, December 27,	304380877	36	December 26, 2027
		2017

Hong Kong		Registered, December 27, 2017	304380886	36	December 26, 2027

Hong Kong		Registered, December 27, 2017	304380895	36	December 26, 2027

Hong Kong		Application Details Checked, Application Pending	307255323	36	-

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Overview

Our mission is to become one of the most successful integrated financial service providers in Hong Kong and offer tailored, innovative financial solutions to clients in Asia.

Headquartered in Hong Kong, we are a holding company incorporated in the British Virgin Islands, and all of our business are carried out by our Operating Subsidiaries in Hong Kong and Mainland China, Grande Capital, Wicens International, and Shenzhen Zhenjing.

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

Wicens International focuses on providing underwriting and placing, securities dealing and brokerage services to clients in Hong Kong. Wicens International acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. Wicens International is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities in Hong Kong.

Grande Consulting, through Shenzhen Zhenjing, principally engaged in the provision of executive training and corporate finance consulting services. It currently operates under a business-to-business model, which supply high-quality course materials to executive training course providers, for their corporate operation training and capital market/corporate finance education for entrepreneurs and corporate executives. The course materials are strategically formulated to assist high-growth enterprises in understanding capital market dynamics, regulatory compliance, and listing frameworks for both the Hong Kong Stock Exchange and the Nasdaq Capital Market. Shenzhen Zhenjing is incorporated under the law of the PRC and operate in Mainland China and Hong Kong.

For the years ended March 31, 2026, 2025 and 2024, our total revenue was approximately $2.6 million, $4.3 million and $4.5 million, respectively. Our gross profit and net loss were $1.6 million and $3.5 million, respectively, for the year ended March 31, 2026, as compared to our gross profit and net income of $3.3 million and $1.6 million, respectively, for the year ended March 31, 2025, as compared to our gross profit and net income of $3.0 million and $1.8 million, respectively, for the year ended March 31, 2024.

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

(4) Underwriting, Placing, and Securities Brokerage Services

Since late April, 2026, we have commenced our underwriting, placing, and securities brokerage services through Wicens International. Wicens International acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. Wicens International also provides securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. Wicens International acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate the clients’ trading of securities listed on selected overseas stock exchanges, in return for brokerage commission income. Wicens International is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities in Hong Kong.

(5) Executive Training and Corporate Finance Consulting Services

Following our acquisition of Shenzhen Zhenjing, through Grande Consulting and Shenzhen Zhenjing, we expanded our footprint into executive training and corporate finance consulting services. The acquisition of Shenzhen Zhenjing is an important part of growth strategies to promote and enhance our brand locally and overseas and to strengthen the ECM and corporate finance advisory services. Shenzhen Zhenjing develops and delivers executive training curriculum and teaching material under a business-to-business (“B2B”) model as an upstream provider of proprietary executive training course content and educational framework to independent downstream course operators, rather than directly providing end-user training. These course materials focus on corporate operational management, capital market dynamics, regulatory compliance, and listing execution frameworks for small and medium-sized enterprises (“SMEs”). The curriculum is strategically tailored to assist founders and senior executives of high-growth enterprises in navigating their corporate management and corporate finance needs. Shenzhen Zhenjing also offers targeted corporate finance consulting services to enterprise clients seeking strategic expansion and future capital market entry.

Our revenue decreased from approximately US$4.3 million for the year ended March 31, 2025 to approximately US$2.6 million for the year ended March 31, 2026; while our profit before tax decreased from approximately US$1.9 million to a loss before taxes of approximately US$3.6 million in the corresponding years. This decrease was mainly due to further delays in our ongoing IPO projects where Grande Capital acted as a sponsor but has not finished them yet. It was also caused by a lower number of advisory engagements and slower progress in ongoing projects which resulted in fewer milestone achievements, as well as a significant reduction in referral arrangements during the year. This decline was partially offset by a new revenue stream from course material supply following our acquisition of Proplus in October 2025, which expands our business in Mainland China and diversifies our revenue streams.

Our revenue decreased from approximately $4.5 million for the year ended March 31, 2024 to approximately $4.3 million for the year ended March 31, 2025; while our profit before tax decreased from approximately $2.1 million to $1.9 million in the corresponding years. The decrease was mainly due to our ongoing IPO projects where Grande Capital acted as a sponsor but did not finish them during that year.

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

Our ability to maintain our major customers

For the years ended March 31, 2026, 2025 and 2024, approximately 72.2%, 57.2% and 78.1% of our total revenues, respectively, were generated by five customers. There are no any known trends and uncertainties related to these customers that are reasonably likely to have a material effect on the financial results due to the non-recurring nature of the revenue from these projects. Revenue from these customers is not expected to recur after completion of these projects. Since Grande Capital’s listing sponsorship services and financial and compliance advisory services are non-recurring in nature, there is no assurance that we can continue to secure the engagements comparable to those secured for the year ended March 31, 2026 in the future. If we are unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and the results of operations may be materially and adversely affected.

Results of Operations

Comparison of Years Ended March 31, 2026, 2025 and 2024

The following table sets forth the consolidated results of our operations for the years ended March 31, 2026, 2025 and 2024, respectively:

	2026	2025	2024
Revenue	$1,807,643	$4,338,827	$4,529,196
Revenue – related party	769,231	—	—
Cost of revenue	(976,073)	(1,019,658)	(1,519,277)
Gross profit	1,600,801	3,319,169	3,009,919

General and administrative expenses	(2,966,105)	(1,418,069)	(887,036)
Goodwill impairment loss	(1,942,266)	—	—
Total operating expenses	(4,908,371)	(1,418,069)	(887,036)

Operating (loss) income	(3,307,570)	1,901,100	2,122,883

Other (expense) income
Interest income	96,048	9,350	9,261
Government subsidies	—	2,605	—
Other miscellaneous income	—	321	—
Loss on disposal of equity securities	(414,653)	—	—
Total other (expense) income	(318,605)	12,276	9,261

(Loss) Income before taxes	(3,626,175)	1,913,376	2,132,144
(Benefit from) Provision for income taxes	(88,966)	294,179	334,071
Net (loss) income	(3,537,209)	$1,619,197	$1,798,073
Less: Net loss attributable to non-controlling interest	62,534	—	—
Net (loss) income attributable to shareholders of the Company	$(3,474,675)	$1,619,197	$1,798,073

(Loss) Income per share – Basic and diluted	$(0.14)	$0.11	$0.18
Basic and diluted weighted average shares outstanding*	24,353,510	14,680,821	10,000,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

Revenue

Revenue decreased by approximately $1.7 million or 40.6% from $4.3 million in the year ended March 31, 2025 to $2.6 million in the year ended March 31, 2026, mainly because of a lower number of advisory engagements and slower progress in ongoing projects which resulted in fewer milestone achievements, as well as a significant reduction in referral arrangements during the year. This decline was partially offset by a new revenue stream from course material supply following our acquisition of Proplus in October 2025, which expands our business in Mainland China and diversifies our revenue streams.

Revenue decreased by approximately $0.2 million or 4.2% from $4.5 million in the year ended March 31, 2024 to $4.3 million in the year ended March 31, 2025, mainly because of the decrease in revenue from IPO sponsorship services offset by the increase in revenue from referral services and general advisory services. To generate alternative streams of income, Grande Capital provides referral services to other professional parties such as financial institutions, for equity and debt fund raising exercises, for referral fees. Grande Capital also provides a wide range of corporate financial advisory services to clients which mainly include (i) advisory works for private companies, public companies listed on HKSE, as well as their shareholders advising them on the terms and structures of proposed transactions, such as takeovers, merger and acquisition or investment, and the relevant implications of the Hong Kong regulatory framework, which primarily included the HK Listing Rules and HK Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as the U.S. exchanges, in return for general advisory fee.

The table below sets out our revenue resulting from fixed fees and commissions and performance based fees for the years ended March 31, 2026, 2025 and 2024.

	March 31,
	2026	%	2025	%	2024	%
Fixed fees	$2,576,874	100%	$4,338,427	100%	$4,059,529	89.6%
Commissions and performance based fees	—	0%	—	0%	469,667	10.4%
Total	$2,576,874	100%	$4,338,827	100%	$4,529,196	100%

The table below sets out our revenue by service categories and geographical location of our clients for the years ended March 31, 2026, 2025 and 2024.

	March 31,
Total revenues as of	2026	2025	2024
IPO sponsorship services	$105,497	$257,775	$2,872,152
- Hong Kong	—	—	1,583,250
- the PRC	105,497	257,775	1,137,749
- Singapore	—	—	151,153

Underwriting and placing services	—	—	469,667
- Hong Kong	—	—	331,205
- the PRC	—	—	138,462

Referral services	769,231	1,594,619	—
- Hong Kong	769,231	1,594,619	—

General advisory services	817,662	1,648,747	594,872
- Hong Kong	817,662	1,206,439	471,795
- the PRC	—	141,026	20,513
- Singapore	—	301,282	102,564

Independent financial advisory services	173,590	98,910	145,949
- Hong Kong	173,590	34,615	111,205
- the PRC	—	42,500	34,744
- Singapore	—	21,795	—

Compliance advisory services	232,353	738,776	446,556
- Hong Kong	149,276	493,466	183,894
- the PRC	76,923	205,310	207,790
- Singapore	6,154	40,000	54,872

Course materials supplying	478,541	—	—
- the PRC	478,541	—	—

Total	$2,576,874	4,338,827	4,529,196

Revenues derived from clients in Hong Kong decreased by approximately $1.4 million or 42.64% from $3.3 million in the year ended March 31, 2025 to $1.9 million in the year ended March 31, 2026. Revenues derived from clients in the PRC slightly increased by $14,350 or 2.2% from $646,611 in the year ended March 31, 2025 to $660,961 in the year ended March 31, 2026. Revenues derived from clients in Singapore significantly decreased by 356,923 or 98.3% from $363,077 in the year ended March 31, 2025 to $6,154 in the year ended March 31, 2026, due to the expiration of our general advisory service contracts in the region.

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

Cost of revenue

Cost of revenue consists primarily of staff costs and project related costs. Our cost of revenue decreased by $43,585 or 4.3% from $1,019,658 for the year ended March 31, 2025 to $976,073 for the year ended March 31, 2026. This slight reduction was mainly driven by a decrease in bonuses resulting from a decrease in the number of projects executed during the year.

Our cost of revenue decreased by approximately $0.5 million or 32.9% from $1.5 million for the year ended March 31, 2024 to $1.0 million for the year ended March 31, 2025. This reduction was mainly due to reduced bonuses payable to employees in the project execution function.

Gross profit

Our gross profit decreased by approximately $1.7 million, or 51.8%, from $3.3 million for the year ended March 31, 2025 to $1.6 million for the year ended March 31, 2026. Profit margin decreased from approximately 76.5% in the year ended March 31, 2025 to 62.1% in the year ended March 31, 2026. This decrease in gross profit margin was mainly due to a significant decrease in revenue while the cost of revenue decreased slightly.

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

General and administrative expenses

General and administrative expenses were approximately 115.1%, 32.7% and 19.6% of total sales in the year ended March 31, 2026, March 31, 2025 and the year ended March 31, 2024 respectively. General and administrative expenses are mainly management and office salaries and employee benefits, depreciation of office equipment and leasehold improvement, operating lease cost, transportation and entertainment and other office expenses.

Our general and administrative expenses increased by approximately $1.6 million, or 109.2% from $1.4 million for the year ended March 31, 2025 to $3.0 million for the year ended March 31, 2026. This increase was mainly due to discretionary one-time bonuses payable to employees in administrative functions and higher traveling and entertainment expenses for client acquisition purposes, and higher maintenance costs associated with our US listing requirements.

Our general and administrative expenses increased by approximately $0.5 million, or 59.9% from $0.9 million for the year ended March 31, 2024 to $1.4 million for the year ended March 31, 2025. The increase in general and administrative expenses was mainly attributable to the increase in audit fee by $0.3 million for the year ended March 31, 2025.

Goodwill impairment loss

On October 1, 2025, the Company completed the acquisition of 100% of the equity interests of Proplus for a total cash consideration of $10,000,000. The purchase resulted in $835,382 in identifiable net assets and $9,164,618 in goodwill. From the acquisition date through March 31, 2026, Proplus contributed $478,541 in revenues and a net loss of $1,911,850 to our consolidated results of operations.

On March 31, 2026, the Company performed its annual goodwill impairment assessment using the income approach based on discounted cash flow method. The annual goodwill impairment assessment, which reflected management’s estimates and assumptions regarding the reporting unit’s future cash flows and other key valuation inputs as of the annual testing date, took into consideration the challenging economic and market conditions in the Chinese Mainland. Based on the assessment, we recognized a goodwill impairment loss of $1,942,266 during the year, as the carrying amount of the Proplus reporting unit exceeded its estimated fair value.

Other income

Government subsidies

Our government subsidies were subsidies received from the Hong Kong government as reimbursements of maternity leave pay and relief measures against COVID-19 during the year ended March 31, 2025. No similar government subsidies were received during the years ended March 31, 2026 and 2024.

Interest income

Our interest income mainly comprised bank interest income. Interest income increased by $86,698, or 927.25%, from $9,350 for the year ended March 31, 2025 to $96,048 for the year ended March 31, 2026, and such increase was in line with the increase in interest rate and increase in bank balance. Interest income increased by $89, or 0.96%, from $9,261 for the year ended March 31, 2024 to $9,350 for the year ended March 31, 2025, the increase was mainly attributable to the increase in interest rate.

Other miscellaneous income

Other miscellaneous income mainly was the refund of medical and severance payment from insurance companies during the year ended March 31, 2025. No such miscellaneous income was received during the year ended March 31, 2026 and 2024.

Loss on disposal of equity securities

During December 2025, the equity securities were disposed of for consideration of $85,347. The Company recognized a loss on disposal of equity securities of approximately $414,653 during the year, reflecting the decline in the quoted market price of ALT5 Sigma’s shares. As of March 31, 2026, the outstanding consideration of $85,347 from the disposal was included within “Prepaid expenses and other current assets” in the consolidated balance sheets.

Subsequent to March 31, 2026 and prior to the issuance date of these consolidated financial statements, the Company received the outstanding balance of $85,347 in full.

Income tax expense

We and our subsidiaries are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate. Income tax expense is comprised mainly of Hong Kong income tax and PRC Enterprise Income Tax.

The income tax expense decreased by $383,145, or 130.2%, from $294,179 for the year ended March 31, 2025 to an income tax benefit $88,966 for the year ended March 31, 2026. The decrease was mainly due to the net loss before provision for income taxes. The effective tax rate remained relatively stable at 15.4% for the year ended March 31, 2025 and 2.5% for the year ended March 31, 2026, respectively.

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

Net (loss) income

We recorded a net loss of approximately $3.5 million for the year ended March 31, 2026, compared to a net income of approximately $1.6 million for the year ended March 31, 2025. Such turnaround to a net loss was attributable to the revenue decline, together with a significant increase in operating expenses and a goodwill impairment loss.

We recorded a net income of approximately $1.6 million for the year ended March 31, 2025, compared to $1.8 million for the year ended March 31, 2024. Such decrease was attributable to the decrease in revenue, partially offset by the decrease in cost of revenue.

Liquidity and Capital Resources

On June 30, 2025, the Company closed its IPO of Class A ordinary shares. Subsequently, in July 2025, the underwriter fully exercised the over-allotment option. The IPO and the over-allotment option generated total gross proceeds of $10,781,250, before deducting underwriting discounts, commissions, and offering expenses. Net of these issuance costs, the Company received total net proceeds of $8,621,139, which significantly strengthened our balance sheet.

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

As of March 31, 2026, we had cash and cash equivalents of approximately $1.5 million. As of March 31, 2026, our current assets were approximately $2.6 million, and our current liabilities were approximately $4.8 million. As of March 31, 2025, we had cash and cash equivalents of approximately $2.1 million. As of March 31, 2025, our current assets were approximately $3.5 million, and our current liabilities were approximately $2.6 million. Our current ratio decreased from approximately 1.4 times in the year ended March 31, 2025 to approximately 0.5 times in the year ended March 31, 2026. This decline was primarily driven by the full cash settlement of a major acquisition during the year, combined with an increase in contract liabilities and advances due to related parties.

Prior to the transaction, the Company held no equity interest in Proplus Company Limited(“Proplus”). On October 9, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Proplus, at a total consideration of US$10 million, which was paid in full upon completion. Upon completion, Proplus became a wholly-owned subsidiary of the Company.

In view of the current cash and bank balances, funds generated by our operating activities and amounts due to related party, being Grande Holding Limited, our ability to meet our financial obligations over the next 12 months is dependent upon the ongoing financial support from our related party. Grande Holding Limited has indicated their intent to provide sufficient financial accommodations and has agreed not to demand repayment of the outstanding balances unless the Company has sufficient resources. Based on this forbearance infrastructure, we believe the Company will have sufficient resources to meet its working capital needs. As of March 31, 2026, 2025 and 2024, the amounts due to Grande Holding Limited were $2,612,698, $1,821,726 and $1,852,115, respectively. However, our ability to meet the liquidity and capital requirements will be subject to future economic conditions and other factors which are beyond our control.

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

Cash Flow

The following table sets forth a summary of our consolidated cash flows for the years ended March 31, 2026, 2025 and 2024, respectively:

	2025	2024	2023
Net cash (used in) provided by operating activities	$(734,152)	$794,147	$1,157,742
Net cash used in investing activities	(10,354,468)	(139,153)	-
Net cash provided by (used in) financing activities	10,474,044	(1,357,622)	(331,021)
Net (decrease)/increase in cash and cash equivalents	$(614,576)	$(702,628)	$826,721

Cash (used in) provided by operating activities

For the year ended March 31, 2026, our net cash used in operating activities was approximately $0.7 million, which primarily reflected cash outflow from our net loss of 3.5 million adjusted for (i) net non-cash expenses of $3.0 million, representing non-cash lease expense, goodwill impairment loss, loss on disposal of equity securities, depreciation and provision for expected credit losses, and (ii) net decrease in cash flow from changes in operating assets and liabilities of $0.2 million mainly attributable to cash outflow arising from contract liabilities of $0.2 million, prepaid expenses and other current assets of $0.2 million and lease liabilities of $0.2 million respectively, which were offset by cash inflow arising from contract assets of $0. 2 million and accounts receivable of $0.2 million respectively

For the year ended March 31, 2025, our net cash provided by operating activities was approximately $0.8 million, which primarily reflected cash inflow from our net income of 1.6 million adjusted for (i) net non-cash expenses of $0.3 million, representing non-cash lease expense, depreciation and provision for expected credit losses, and (ii) net decrease in cash flow from changes in operating assets and liabilities of $1.1 million mainly attributable to cash outflow arising from accounts receivable of $0.6 million and contract assets of $0.2 million respectively.

For the year ended March 31, 2024, our net cash provided by operating activities was approximately $1.2 million, which primarily reflected cash inflow from our net income of $1.8 million adjusted for (i) net non-cash expenses of $0.2 million, representing non-cash lease expense, depreciation, reversal of provision for expected credit losses and deferred tax expenses, and (ii) net decrease in cash flow from changes in operating assets and liabilities of $0.9 million mainly attributable to cash outflow arising from contract liabilities of $1.1 million, which were offset by cash inflow arising from accrued expenses and other liabilities of $0.3 million.

Cash used in investing activities

For the year ended March 31, 2026, cash used in investing activities was approximately $10.4 million, which was mainly due to the cash outflow arising from investment in equity securities and acquisition of Proplus (which represents the $10,000,000 total purchase consideration, net of $145,532 in cash acquired) of $0.5 million and $9,854,468, respectively.

For the year ended March 31, 2025, cash used in investing activities was approximately $0.1 million, which mainly consists of purchase of equipment.

Cash provided by (used in) financing activities

For the year ended March 31, 2026, net cash provided by financing activities was approximately $10.5 million, which mainly consists of advance from related parties and net proceeds from initial public offering of approximately $0.8 million and $9.8 million, respectively.

For the year ended March 31, 2025, net cash used in financing activities was $1.4 million, which mainly consists of payments of dividend and offering costs related to the initial public offering.

For the year ended March 31, 2024, net cash used in financing activities was $0.3 million, which mainly consists of payments of offering costs related to the initial public offering.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during the years ended March 31, 2026, 2025 and 2024.

Leased Properties

Our Operating Subsidiary, Grande Capital, leases an office in Room 2701, 27/F, Tower 1, Admiralty Center, No. 18 Harcourt Road, Hong Kong, with a term from February 15, 2025 to February 14, 2029. The monthly rent for the office is $12,131 (HK$94,626).

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2026:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Future minimum payments under operating leases	176,348	275,524	—	451,872
Less: imputed interest	(18,330)	(13,562)	—	(31,892)
Lease obligation	158,018	261,962	—	419,980

The following table summarizes our contractual obligations as of March 31, 2025:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Future minimum payments under operating leases	165,868	—	—	165,868
Less: imputed interest	(5,160)	—	—	(5,160)
Lease obligation	160,708	—	—	160,708

Capital Expenditures

For the year ended March 31, 2026, the Company incurred no capital expenditures for equipment or leasehold improvements. In comparison, total capital expenditures for equipment were $139,153 during the year ended March 31, 2025. Our Group incurred no capital expenditure during the year ended March 31, 2024.

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

Significant estimates include:

revenue recognition;

fair value measurements associated with business combinations;

valuation of identifiable intangible asset;

impairment assessments of goodwill;

estimated useful lives of finite-lived intangible asset; and

assumptions utilized in discounted cash flow analyses.

Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers, directors and other key employee as of the date hereof:

Name	Age	Position(s)
Yujie, CHEN	36	Chief Executive Officer, Chair of the board, and Director
Sha, XIA	30	Director
Ka Yan, YING	27	Chief Financial Officer
Henry Cheuk Sang, WONG	40	Independent Director
Jin, LI	45	Independent Director
Sing Kwong Simon, LAM	66	Independent Director

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

Sha, XIA is Company’s director. Ms. Xia is a seasoned executive training and c-level education professional. Prior to joining the Company, Ms. Xia has been serving as the Executive Education Curriculum Development Manager at Shenzhen 4Reasons Corporate Education & Training Co., Ltd., where she directs curriculum development and investment research across digital assets, AI-enabled finance, Web3 infrastructure, and quantitative investing. From September 2022 to November 24, Ms. Xia co-founded Beijing Gushan Yiju Culture Media Co., Ltd., a media and entertainment startup, and served as its Head of Finance and Strategy, where she was overseeing financial planning, budgeting, resource allocation, business development and expansion. Ms. Xia is currently a Master of Science candidate in Wealth Management at The Hong Kong Polytechnic University, and Ms. Xia holds a Bachelor of Science (Honours) degree in Software Engineering from Asia Pacific University of Technology & Innovation and Staffordshire University.

Ka Yan, YING is our Chief Financial Officer. Ms. Ying has over 4 years of experience in audit, accounting and internal control experience, gained from serving as the auditor of various audit firms in Hong Kong. Prior to joining the Company, Ms. Ying served as senior auditor of RSM Hong Kong from 2023 to 2025 and the audit associate from 2020 to 2023. Ms. Ying obtained a Bachelor of Business Administration with honors in professional accounting from Hong Kong Metropolitan University in 2021. Ms. Ying is student member of the Certified Practicing Accountants, Australia since 2022.

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

6.B. Compensation

For the year ended March 31, 2026, the aggregate cash compensation and benefits that we paid to the executive officers and directors were approximately HK$2,606,000 (approximately US$334,103), as compensation to our directors and executive officers, as well as an aggregate of HK$56,000 (approximately US$7,179) as contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the fiscal year ended March 31, 2026, we have paid approximately HK$530,000 (approximately US$67,949), as compensation to the independent non-executive directors, as well as an aggregate of nil as contributions to the Mandatory Provident Fund (“MPF”).

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

Employment Agreements and Indemnification Agreements

We have entered into employment agreements under Hong Kong law. with our executive officers and directors, namely, Ms. Yujie, CHEN (the Director, Chief Executive Officer, and the Chair of the Board), Ms. Sha, XIA (the Director), and Ms. Ka Yan, YING (the Chief Financial Officer) (collectively, the Directors and Officer Employment Agreements) (Ms. Chen, Ms. Xia and Ms. Ying are collectively referred as the Named Directors and Officers). The initial term of employment under the Directors and Officer Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Directors and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Directors and Officer Employment Agreement or unless terminated earlier pursuant to the terms of the Directors and Officer Employment Agreements.

Pursuant to the Directors and Officer Employment Agreements, Ms. Chen receives cash compensation of annual salary of HK$720,000 (US$92,308) from Grande Capital, and nil from Grande; Ms. Ka Yan, YING receives cash compensation of annual salary of HK$348,000 (US$44,401) from Grande Capital, and nil from Grande; and Ms. Sha, XIA receives cash compensation of salary HK$ 180,000 (US$22,967) from Grande annually and nil from the Company’s subsidiaries.

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

6.D. Employees

We had 24, 18 and 14 full-time employees as of March 31, 2026, 2025 and 2024, respectively. The following table sets forth the number of our full-time employees categorized by function as of March 31, 2026, 2025 and 2024:

Function	As of March 31, 2026	As of March 31, 2025	As of March 31, 2024
General management	2	3	2
Project execution	7	10	10
Administrative	13	5	2
Course material development	2	—	—

Total	24	18	14

As of March 31, 2026, 3 of our employees were based in Mainland China and 21 employees were located in Hong Kong.

We consider that we have maintained a good relationship with the employees and have not experienced any significant disputes with the employees or any disruption to the operations due to any labor disputes. In addition, our Operating Subsidiaries has not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel. Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority.

In order to attract and retain valuable employees, we review the performance of our employees annually, which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees based in Hong Kong.

As required by PRC regulations, Shenzhen Zhenjing participates in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. Shenzhen Zhenjing is required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this report, Shenzhen Zhenjing has made adequate employee benefit payments.

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

	Class A Ordinary Shares Beneficially Owned (2)		Class B Ordinary Shares Beneficially Owned(2)		Voting Power (2)
Name of Beneficial Owner	Number	%	Number	%	%
Directors, and Named Executive Officers:
Yujie, CHEN(1)	—	—	—	—	—
Ying Wo Sammy, HO	—	—	—	—	—
Ka Wing Eric, LAW	—	—	—	—	—
Henry Cheuk Sang, WONG	—	—	—	—	—
Jin, LI	—	—	—	—	—
Sing Kwong Simon, LAM	—	—	—	—	—
Directors, and Named Executive Officers as a group (6 persons)	—	—	—	—	—

5% or Greater Shareholders:
Grande Holding Limited(1)	15,194,000	76.33%	5,000,000	100%	96.07%

(1)	Grande Holding Limited is a company incorporated under the laws of the Cayman Islands. The registered address for Grande Holding Limited is 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. Grande Holding Limited is owned 68.18% by Blazing Success Holdings Limited, 22.73% by Ocean Empire Group Limited, and 9.09% by Ms. Tianhang Zhao. Mr. Tak Kai Raymond, Tam owns 100% of the equity interests in Rosy Beauty Investment Limited, which owns 99% of the equity interests in Blazing Success Holdings Limited. Ms. Yujie, Chen, the Chief Executive Officer and Chair of the Board of the Company, owns 99% of the equity interests in Ocean Empire Group Limited. Tianhang, Zhao directly holds 9.09% of the issued shares of Grande Holding Limited and serves as the Director of Grande Holding Limited. Ms. Zhao and Mr. Tam share voting and dispositive power with respect to the shares of Grande held by Grande Holding Limited and Ms. Zhao and Mr. Tam are therefore deemed to be the beneficial owners of the shares held by Grande Holding Limited. Effective June 17, 2026, Ms. Yujie, Chen resigned as the director of Grande Holding Limited. However, as a minority indirect shareholder without a directorship or other arrangement conferring voting or dispositive power over the shares of Grande, Ms. Chen is no longer deemed to beneficially own the Ordinary Shares of Grande.

(2)	Percentage total voting power represents voting power with respect to all shares of our Class A Ordinary Shares and Class B Ordinary Shares, as a single class. Each holder of Class B Ordinary Shares shall be entitled to twenty (20) votes per Class B Ordinary Share and each holder of Class A Ordinary Shares shall be entitled to one (1) vote per Class A Ordinary Share on all matters submitted to our shareholders for a vote. The Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

(a)	Names and relationship of related parties:

Name	Relationship with the Company
Yujie, Chen	Chief executive officer and director of the Company
Grande Holding Limited	Controlling shareholder
Zhu Weijiang	Director of certain subsidiaries of the Company
Tin Duk Victor, Chang	Shareholder of Wicens International Securities Limited, holding 49% equity interest
Ji Feng Hong Kong Limited	Company for which Yujie, Chen served as a director
Yellow River Securities Limited	Company for which Yujie, Chen has served as a director since November 5, 2025

(b)	Summary of balances with related parties:

Amounts due to related parties	2026	2025	2024
Grande Holding Limited	$(2,612,698)	$(1,821,726)	(1,852,115)
Zhu Weijiang	(5,950)	—
Total	(2,618,648)	(1,821,726)	(1,852,115)

	March 31,
Amounts due from related parties	2026	2025
Tin Duk Victor, Chang	$—	$6
Ji Feng Hong Kong Limited	2,248	—
Less: allowance for expected credit loss	(18)	—
Total	$2,230	$6

As of March 31, 2026, 2025 and 2024, the amounts due to Grande Holding, our Controlling Shareholder solely represented amounts due to, in the form of shareholder loan to the Company, for the purpose of: (1) the working capital for the daily operation of Grande Capital; and (2) the capital to develop the Type 1 (dealing in securities) and Type 9 (asset management) business lines. These amounts are unsecured, interest-free, payable on demand and have no fixed term of payment, and are not governed by or subject to any written agreements. During the years ended March 31, 2026, 2025, and 2024, the Company repaid nil, $30,389, and 5,730, respectively, to Grande Holding. Mr. Tak Kai Raymond, TAM, the majority shareholder of the Controlling Shareholder, is the source of the funds that the Controlling Shareholder loaned to the Company.

C.	Summary of related party transactions:

A summary of trade transactions with related parties for the years ended March 31, 2026, 2025 and 2024 are listed below:

	March 31,
Consultation fee paid to senior management	2026	2025	2024
Tak Kai Raymond, Tam	$—	$—	$5,769
Total	$—	$—	$5,769

	March 31,
Referral services income received from a related party	2026	2025	2024
Yellow River Securities Limited	$769,231	$—	$—
Total	$769,231	$—	$—

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

Dividend Policy

On June 25, 2024, Grande Capital Limited declared a cash dividend of HK$6 million (approximately US$769,231) to our Controlling Shareholder, Grande Holding Limited, for the purpose of distribution of profits obtained during the year. Save as previously disclosed, as of the date of the annual report, and the years ended March 31, 2026, 2025, and 2024 neither Grande nor its subsidiaries have declared or made any dividend or contribution to their respective shareholders.

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

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Grande’s ability to pay dividends to the shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries. According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividend. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

The PRC (Mainland China) Exchange Controls

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

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

People’s Republic of China Taxation

According to the Enterprise Income Tax Law of the PRC (the “Income Tax Law”) and the Implementation Regulations of Enterprise Income Tax Law of the PRC, the enterprise income tax for both domestic and foreign-invested enterprises are unified at 25%.

According to the Income Tax Law, income such as dividends, rental, interest and royalty from the PRC derived by a non-resident enterprise which has no establishment in the PRC or has establishment but the income has no relationship with such establishment is subject to a 10% withholding tax, which may be reduced if the foreign jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement, unless the relevant income is specifically exempted from tax under the applicable income tax laws, regulations, notices and decisions which relate to foreign invested enterprises and their investors.

According to the arrangement between mainland China and Hong Kong, the withholding tax rate for dividends paid by a PRC resident enterprise to a Hong Kong resident enterprise is 5%, if the Hong Kong enterprise owns at least 25% of the PRC enterprise. According to the Notice of the State Administration of Taxation on Issues Relating to the Administration of the Dividend Provision in Tax Treaties, the corporate recipients of dividends distributed by PRC enterprises must satisfy the direct ownership thresholds at all times during the twelve (12) consecutive months preceding the receipt of the dividends.

Our PRC subsidiary is primarily engaged in the provision of executive training and educational content. In the ordinary course of business, it supplies proprietary course materials and related training services (the “Educational Services”) to downstream course providers. Pursuant to the Value-Added Tax Law(“VAT”)of the People’s Republic of China(effective January 1, 2026) and relevant implementing regulations, the supply of Educational Services is subject to VAT. Our subsidiary was classified as a Small-Scale Taxpayer before September 2025. As such, it was subject to a special simplified VAT collection rate of 3%. Starting from October 2025, our subsidiary is required to register as a General Taxpayer due to the scale of its operations. Upon the successful registration as a General Taxpayer, the applicable VAT treatment for our Educational Services will change significantly. Instead of the simplified 3% collection rate, our subsidiary will be required to adopt the general VAT calculation method, applying a standard 6% VAT rate on the sales of such services.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended March 31, 2026 is $834,828.

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

Other current assets

The Company assessed the impairment for other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have had no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other current assets as of March 31, 2026 and 2025 is $668 and $166, respectively.

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

If interest rate on bank balances had been 1% higher or lower with all other variables held constant, the Company’s post tax profit for the years ended March 31, 2026, 2025 and 2024 would have increased or decreased by approximately $14,515, $20,661 and $27,687, respectively.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of changes in foreign currency exchange rates.

The Company’s monetary assets and liabilities are primarily denominated in HK$ and RMB, which are the functional currencies of its Hong Kong and Chinese Mainland operating subsidiaries, respectively. Under the Linked Exchange Rate System in Hong Kong, HK$ is pegged to US$; accordingly, in the opinion of management of the Company, the foreign currency risk associated with US$ is considered insignificant.

The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the Chinese Mainland or remittances of RMB out of the Chinese Mainland, as well as exchanges between RMB and foreign currencies, are subject to the rules and regulations of foreign exchange control promulgated by the PRC government. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of RMB into other currencies.

The Company currently does not use foreign currency hedging instruments to manage its foreign currency exposures. However, the directors closely monitor the related foreign currency exposure and will consider entering into foreign currency hedging arrangements should the need arise.

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong and the Chinese Mainland. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong and the Chinese Mainland are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong and the Chinese Mainland, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

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

As of the date of this annual report, we have utilized the net proceeds for the acquisition of Shenzhen Zhenjing and general working capital and corporate purpose.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective. In connection with the audits of our consolidated financial statements for the years ended March 31, 2026, 2025 and 2024, we identified material weaknesses in our internal control over financial reporting as well as other disclosure control deficiencies for the above-mentioned periods. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to:  (1) our lack of sufficient in-house financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) there was a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements; and (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team, external consultants, and additional staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function, to further improve the efficiency and quality of our financial reporting, and to establish a comprehensive policy and procedure manual; (ii) implementing and refining the formal IT policies and procedures and enhancing our IT systems that support the Company’s revenue and related financial reporting processes; and (iii) developing an ongoing staff training plan on US GAAP and SEC reporting requirements and engage external subject matter experts to conduct practical training on all relevant accounting and reporting areas.

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

	Year Ended March 31,
Services	2026	2025	2024
	US$	US$	US$
Audit Fees - WWC, P.C (1)	260,000	180,000	395,000
Audit-related fees(2)	50,000	88,000	-
All other fees(3)	43	325	-
Total	310,043	268,325	395,000

Note

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

(2)	Audit-related fees include the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.

(3)	All other fees refer to the fees not covered in (1) and (2) above.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Grande is considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We are required to disclose each Nasdaq Stock Market Rule that we do not follow and describe the home country practice we do follow in lieu thereof. We currently follow BVI corporate governance practices in lieu of the following Nasdaq corporate governance standards:

●	Nasdaq Marketplace Rule 5635(a), which requires that shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if: (1) where, due to the present or potential issuance of ordinary shares, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for ordinary shares, other than a public offering for cash: (A) the ordinary shares has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for ordinary shares; or (B) the number of shares of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of shares of ordinary shares outstanding before the issuance of the stock or securities; or (2) any director, officer or substantial shareholder (as defined by Rule 5635(e)(3)) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more.

●	Nasdaq Marketplace Rule 5635(b), which requires that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

●	Nasdaq Marketplace Rule 5635(c), which requires that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for: (1) warrants or rights issued generally to all security holders of the company or stock purchase plans available on equal terms to all security holders of the company (such as a typical dividend reinvestment plan); (2) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the company’s independent compensation committee or a majority of the company’s independent directors; or plans that merely provide a convenient way to purchase shares on the open market or from the company at Market Value; (3) plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or (4) issuances to a person not previously an employee or director of the company, or following a bona fide period of non-employment, as an inducement material to the individual’s entering into employment with the company, provided such issuances are approved by either the company’s independent compensation committee or a majority of the company’s independent directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

●	Nasdaq Marketplace Rule 5635(d), which requires that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price. (A) “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the ordinary shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. (B) “20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

The “controlled company” exception to Nasdaq’s rules provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company” need not comply with certain requirements of Nasdaq’s corporate governance rules. As of the date of this annual report, Mr. Tak Kai Raymond, TAM (our ultimate controlling shareholder and majority shareholder of Grande Holding Limited, our Controlling Shareholder) and Ms. Tianhang, ZHAO beneficially own the majority of the voting power of our outstanding Ordinary Shares. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
2.1*	Description of Securities
4.1	Employment Agreement between the Registrant and Ms. Yujie, CHEN, dated as of July 11, 2024 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.2	Employment Agreement between the Registrant and Mr. Ying Wo Sammy, HO, dated as of July 11, 2024 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.3	Employment Agreement between the Registrant and Mr. Ka Wing Eric, LAW, dated July 11, 2024 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.4	Employment Agreement between the Grande Capital Limited, Registrant’s Operating Subsidiary and Mr. Ying Wo Sammy, HO, dated December 1, 2023 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.5	Employment Agreement between the Grande Capital Limited, Registrant’s Operating Subsidiary and Mr. Ka Wing Eric, LAW, dated March 19, 2024 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.6	Tenancy Agreement of Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong, dated April 1, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.7	Form of Independent Director Offer Letter (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
4.8	Employment Agreement between the Registrant and Mr. Sing Hon, LAM, dated as of September 14, 2025 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on September 15, 2025)
4.9	Sale and Purchase Agreement Relating to the Entire Issued Share Capital of Proplus Company Limited (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on October 3, 2025)
4.10	Employment Agreement between the Registrant and Ms. Ka Yan, YING, dated as of January 1, 2026 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on January 2, 2026)
4.11	Employment Agreement between the Registrant and Ms. Sha, XIA, dated as of July 1, 2026 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on July 6, 2026)
4.12	Form of Ordinary Share Purchase Agreement between the Company and White Lion Capital, LLC(incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on July 20, 2026)
4.13	Form of Registration Rights Agreement between the Company and White Lion Capital, LLC(incorporated by reference to Exhibit 10.2 to our report on Form 6-K filed with the SEC on July 20, 2026)
4.14*	Tenancy Agreement of Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong, dated February 16, 2026
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
11.2	Insider Trading Policies (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of China Commercial Law Firm
97.1	Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation
101.DEF*	Inline XBRL Taxonomy Extension Definition
101.LAB*	Inline XBRL Taxonomy Extension Label
101.PRE*	Inline XBRL Taxonomy Extension Presentation
104*	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herein

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grande Group Limited

By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chief Executive Officer, Chair of the board, and Director

Date: July 31, 2026

GRANDE GROUP LIMITED
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Grande Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Grande Group Limited and its subsidiaries (collectively the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had a working capital deficit, an accumulated deficit, a net loss, and net cash used in operating activities which raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

July 30, 2026

We have served as the Company’s auditor since February 29, 2024.

GRANDE GROUP LIMITED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2026 AND 2025 (Stated in U.S. Dollars)

	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$1,451,526	$2,066,102
Accounts receivable, net	69,448	1,187,465
Accounts receivable, net – related party	765,380	-
Contract assets, net	-	197,165
Prepaid expenses and other current assets, net	294,569	51,259
Due from related parties	2,230	6
Total current assets	2,583,153	3,501,997

Non-current assets
Leasehold improvement and equipment, net	99,906	135,562
Right-of-use assets, operating lease	419,980	160,708
Deferred initial public offering costs	-	883,293
Goodwill	7,222,352	-
Intangible asset	1,899,648	-
Prepayment for internal use software costs	802,817	-
Total non-current assets	10,444,703	1,179,563
TOTAL ASSETS	$13,027,856	$4,681,560

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	$206,864	$278,807
Contract liabilities	1,761,619	200,911
Lease liabilities	158,018	160,708
Due to related parties	2,618,648	1,821,726
Income tax payable	40,877	112,532
Total current liabilities	4,786,026	2,574,684

Non-current liabilities
Lease liabilities – non-current	261,962	-
Deferred tax liability	474,912	-
Total non-current liabilities	736,874	-
TOTAL LIABILITIES	5,522,900	2,574,684

Commitment and contingencies

Equity
Class A Ordinary Shares, par value $0.00001 per share, 4,950,000,000 shares authorized; 19,906,250 and 17,750,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	199	178
Class B Ordinary Shares, par value $0.00001 per share, 50,000,000 shares authorized; 5,000,000 and 5,000,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	50	50
Subscription receivables	(128)	(128)
Additional paid-in capital	8,621,118	-
(Accumulated deficit) Retained earnings	(1,367,905)	2,106,770
Total shareholders’ equity	7,253,334	2,106,870
Non-controlling interest	251,622	6
TOTAL EQUITY	7,504,956	2,106,876
TOTAL LIABILITIES AND EQUITY	$13,027,856	$4,681,560

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

	2026	2025	2024
Revenue	$1,807,643	$4,338,827	$4,529,196
Revenue – related party	769,231	—	—
Cost of revenue	(976,073)	(1,019,658)	(1,519,277)
Gross profit	1,600,801	3,319,169	3,009,919

General and administrative expenses	(2,966,105)	(1,418,069)	(887,036)
Goodwill impairment loss	(1,942,266)	—	—
Total operating expenses	(4,908,371)	(1,418,069)	(887,036)

Operating (loss) income	(3,307,570)	1,901,100	2,122,883

Other (expense) income
Interest income	96,048	9,350	9,261
Government subsidies	—	2,605	—
Other miscellaneous income	—	321	—
Loss on disposal of equity securities	(414,653)	—	—
Total other (expense) income	(318,605)	12,276	9,261

(Loss) Income before taxes	(3,626,175)	1,913,376	2,132,144
(Benefit from) Provision for income taxes	(88,966)	294,179	334,071
Net (loss) income	(3,537,209)	$1,619,197	$1,798,073
Less: Net loss attributable to non-controlling interest	62,534	—	—
Net (loss) income attributable to shareholders of the Company	$(3,474,675)	$1,619,197	$1,798,073

(Loss) Income per share – Basic and diluted	$(0.14)	$0.11	$0.18
Basic and diluted weighted average shares outstanding*	24,353,510	14,680,821	10,000,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

	Class A Ordinary Shares*		Class B Ordinary Shares*				(Accumulated	Total
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Additional Paid-in Capital	Deficit) Retained Earnings	Shareholders’ (Deficit) Equity	Non- Controlling Interest	Total (Deficit) Equity
Balance, April 1, 2023	10,000,000	$100	—	$—	$—	$—	$(541,269)	$(541,169)	$—	$(541,169)
Net income	—	—	—	—	—	—	1,798,073	1,798,073	—	1,798,073
Balance, March 31, 2024	10,000,000	$100	—	$—	$—	$—	$1,256,804	$1,256,904	$—	$1,256,904

	Class A Ordinary Shares*		Class B Ordinary Shares*
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Additional Paid-in Capital	Retained Earnings	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance, April 1, 2024	10,000,000	$100	—	$—	$—	$—	$1,256,804	$1,256,904	$—	$1,256,904
Issuance of ordinary shares	7,750,000	78	5,000,000	50	(128)	—	—	—	—	—
Net income	—	—	—	—	—	—	1,619,197	1,619,197	—	1,619,197
Dividends	—	—	—	—	—	—	(769,231)	(769,231)	—	(769,231)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	6	6
Balance, March 31, 2025	17,750,000	$178	5,000,000	$50	$(128)	$—	$2,106,770	$2,106,870	$6	$2,106,876

	Class A Ordinary Shares*		Class B Ordinary Shares*				Retained
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Additional Paid-in Capital	Earnings (Accumulated Deficit)	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance, April 1, 2025	17,750,000	$178	5,000,000	$50	$(128)	$—	$2,106,770	$2,106,870	$6	$2,106,876
Net loss	—	—	—	—	—	—	(3,474,675)	(3,474,675)	(62,534)	(3,537,209)
Contribution from a non-controlling equity holder of a subsidiary	—	—	—	—	—	—	—	—	314,150	314,150
Issuance of ordinary shares through public offering, net	2,156,250	21	—	—	—	8,621,118	—	8,621,139	—	8,621,139
Balance, March 31, 2026	19,906,250	$199	5,000,000	$50	$(128)	$8,621,118	$(1,367,905)	$7,253,334	$251,622	$7,504,956

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

	2026	2025	2024
Cash flows from operating activities:
Net (loss) income	$(3,537,209)	$1,619,197	$1,798,073
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	35,656	18,745	20,267
Amortization of operating lease right-of-use assets	191,537	165,868	165,868
Amortization of intangible asset	438,380	—	—
Allowance for (Reversal of) expected credit loss	122,528	96,500	(3,711)
Deferred tax (benefit) expense	(109,595)	—	42,789
Goodwill impairment loss	1,942,266	—	—
Loss on disposal of equity securities	414,653	—	—
Changes in operating assets and liabilities:
Accounts receivable	999,590	(649,819)	(132,074)
Accounts receivable – related party	(769,231)	—	—
Contract assets	197,435	(197,435)	—
Prepaid expenses and other current assets	(157,323)	(4,549)	(13,295)
Accrued expenses and other liabilities	(59,261)	4,236	266,657
Contract liabilities	(180,386)	4,396	(1,068,715)
Lease liabilities	(191,537)	(165,868)	(165,868)
Income tax recoverable and payable	(71,655)	(97,124)	247,751
Net cash (used in) provided by operating activities	(734,152)	794,147	1,157,742

Cash flow from investing activities:
Purchase of equipment	—	(139,153)	—
Investment in equity securities	(500,000)	—	—
Acquisition of a subsidiary, net of cash acquired	(9,854,468)	—	—
Net cash used in investing activities	(10,354,468)	(139,153)	—

Cash flow from financing activities:
Advance from (Repayment to) related parties	788,026	(30,389)	(5,730)
Net proceeds from initial public offering	9,778,479	—	—
Payments of offering costs related to initial public offering	(406,611)	(558,002)	(325,291)
Contribution from a non-controlling shareholder of a subsidiary	314,150	—	—
Dividends paid	—	(769,231)	—
Net cash provided by (used in) financing activities	10,474,044	(1,357,622)	(331,021)

Net (decrease) increase in cash and cash equivalents	(614,576)	(702,628)	826,721
Cash and cash equivalents at beginning of the year	2,066,102	2,768,730	1,942,009
Cash and cash equivalents at end of the year	$1,451,526	$2,066,102	$2,768,730

Supplementary cash flows information:
Taxes paid	$92,284	$391,303	$43,531
Non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$462,563	$—	$455,201
Derecognition of operating lease right-of-use asset and related operating lease liability upon early termination of lease	$20,599	—	—
Recognition of deferred initial public offering costs recorded in accrued expenses and other liabilities	$40,000	$172,564	$—

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Grande Group Limited (formerly known as Hero Intelligence Group Limited) (“Grande Group”) was incorporated in the British Virgin Islands (“BVI”) on August 6, 2020 as an investment holding company. The Company conducts its primary operations through its directly wholly owned subsidiary Grande Capital Limited (“Grande Capital”) which is incorporated and domiciled in Hong Kong (“Hong Kong”), the People’s Republic of China (“PRC”); Grande Capital is a licensed corporation under the Hong Kong Securities and Futures Ordinance to carry out regulated activities Type 1 “dealing in securities” and Type 6 “Advisory on corporate finance” under the Hong Kong Securities and Futures Ordinance. The principal activity of Grande Capital is the provision of corporate finance advisory services.

Effective May 22, 2024, the Company changed its name from Hero Intelligence Group Limited to Grande Group Limited.

On June 12, 2024, the Company acquired 51% of the equity interest in Grande Securities Limited (“Grande Securities”), a company incorporated in Hong Kong, from one of the shareholders for a total consideration of HK$51, approximately equivalent to $6.5, for the purpose of further developing the Company’s equity capital market services. On April 12, 2025, Grande Securities issued additional ordinary shares to its existing shareholders, increasing its share capital from HK$100 (approximately equivalent to $13) to HK$5,000,100 (approximately equivalent to $641,038). Of the total capital contribution, HK$2,550,000 (approximately equivalent to $326,923) was contributed by the Company and HK$2,450,000 (approximately equivalent to $314,101) was contributed by the non-controlling shareholder. Following this capital injection, the Company’s shareholding percentage in Grande Securities remained unchanged at 51%. On February 12, 2026, Grande Securities changed its name to Wicens International Securities Limited (“Wicens Securities”). Wicens Securities has not commenced its operational activities as of the date these consolidated financial statements are issued.

On October 1, 2025, Grande Group entered into a Sale and Purchase Agreement (the “SPA”) with United One Global Limited (the “Seller”). Pursuant to the SPA, Grande Group acquired 100% of the equity interest in Proplus Company Limited (“Proplus”) from the Seller for consideration consisting of a cash payment of HK$78,000,000 (approximately $10,000,000), subject to certain terms. Through its wholly-owned subsidiaries, Harvest Group Limited (renamed as Grande Consulting Limited on November 19, 2025) and Shenzhen Zhenjing Investment Consulting Co., Ltd., Proplus principally engages in supplying course materials in the Chinese Mainland, PRC.

On August 21, 2025, the Company and the non-controlling shareholder of Wicens Securities incorporated China CreateAlliance Holdings Limited (“China CreateAlliance”) in the BVI with an initial issued share capital of $100. The Company contributed $51 by subscribing for 51 ordinary shares at $1 per share, while the non-controlling shareholder contributed $49 by subscribing for 49 ordinary shares at $1 per share, representing 51% and 49% of the equity interests in China CreateAlliance, respectively.

On February 27, 2026, the Company and the non-controlling shareholder transferred their respective equity interests in Wicens Securities to China CreateAlliance as part of an internal group reorganization. Following the transfer, Wicens Securities became a direct wholly-owned subsidiary of China CreateAlliance, while the Company’s effective controlling interest in Wicens Securities remained unchanged.

On December 29, 2025, the Company incorporated Sparkward Holding Limited (“Sparkward”) in the BVI as a wholly-owned subsidiary. On January 7, 2026, Sparkward incorporated Grande Digital Ventures Limited (“Grande Digital”) in Hong Kong as its wholly-owned subsidiary. Sparkward and Grande Digital had not commenced operations as of March 31, 2026.

The following is an organization chart of the Company and its subsidiaries as of March 31, 2026:

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of March 31, 2026, the Company’s subsidiaries are detailed in the table as follows:

Name of Company	Place of incorporation	Attributable equity interest %	Issued capital
Grande Capital Limited	Hong Kong	100	HK$	12,000,000
China CreateAlliance Holdings Limited	BVI	51		$100
Wicens International Securities Limited (formerly known as Grande Securities Limited)	Hong Kong	51	HK$	5,000,100
Proplus Company Limited	BVI	100		$1
Grande Consulting Limited (formerly known as Harvest Group Limited)	Hong Kong	100	HK$	100,000
Shenzhen Zhenjing Investment Consulting Co., Ltd.	Chinese Mainland	100	RMB	1,000,000
Sparkward Holding Limited	BVI	100		$1
Grande Digital Ventures Limited	Hong Kong	100	HK$	1

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations in the ordinary course of business and that assets will be realized and liabilities will be settled at the amounts recorded in the consolidated financial statements.

As of March 31, 2026, the Company had a working capital deficit of $2,202,873, an accumulated deficit of $1,367,905, cash and cash equivalents of $1,451,526, a net loss of $3,537,209, and net cash used in operating activities of $734,152. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

In assessing the Company’s ability to continue as a going concern, management has considered its future liquidity, operating performance, and available sources of financing. Management’s plans primarily include obtaining continued financial support from a related party. Grande Holding Limited, a related party of the Company, has provided an irrevocable undertaking that it will not demand or require repayment of amounts due from the Company totaling $2,612,698 for a period of at least twelve months from the date of approval of the consolidated financial statements, and will provide financial support to the Company, as necessary, to enable the Company to meet its obligations as they fall due during that period.

Management has developed plans to address these conditions. However, there can be no assurance that these plans will be successfully implemented or that such plans will be sufficient to address these conditions.

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Initial Public Offering (“IPO”) and over-allotment option (“Over-allotment option”)

On June 30, 2025, the Company announced the closing of its IPO of 1,875,000 Class A ordinary shares, par value $0.00001 per share at an offering price of $5.00 per share for a total of $9,375,000 in gross proceeds, before deducting underwriting discounts, commissions and offering expenses. The ordinary shares of the Company began trading on the NASDAQ Stock Market in the United States on July 1, 2025 under the symbol “GRAN”.

On July 14, 2025, the Company announced the full exercise of the Over-allotment option by the underwriter of its IPO to purchase an additional 281,250 Class A Ordinary Shares of the Company at the public offering price of $5.00 per share and the closing of such issuance. As a result, the gross proceeds of the Company’s IPO and the exercise of the Over-allotment Option, totaled $10,781,250, before deducting underwriting discounts, commissions and offering expenses.

The Company raised total net proceeds of $8,621,139 from the IPO and the full exercise of the Over-allotment option, after deducting underwriting discounts, commissions and offering expenses. Such net proceeds have been recorded as an increase to Class A Ordinary Shares and additional paid-in capital for the year ended March 31, 2026.

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

Significant estimates include:

revenue recognition;
fair value measurements associated with business combinations;
valuation of identifiable intangible asset;
impairment assessments of goodwill; and
estimated useful lives of finite-lived intangible asset.

Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting for the impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment indicators may arise from factors such as changes in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment exists if the carrying amount of an asset exceeds its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment loss on long-lived assets was recognized for the years ended March 31, 2026, 2025 and 2024.

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

Lease

ASC 842, Leases, generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU assets also exclude lease incentives. Lease expense is recognized on a straight-line basis over the lease term. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

As of March 31, 2026 and 2025, there were approximately $0.4 million and $0.2 million ROU assets and approximately $0.4 million and $0.2 million lease liabilities based on the present value of the future minimum rental payments of leases, respectively.

The Company evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of March 31, 2026, 2025 and 2024, the Company did not recognize any impairment loss against its ROU asset.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of ASC 450, Contingencies. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

Foreign currency

The accompanying consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company and all the other subsidiaries is $, Hong Kong Dollar (“HK$”) or Chinese Renminbi (“RMB”).

The consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HK$ or RMB are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity. The year-end and year-average exchange rates are as follows:

	March 31,
	2026		2025		2024
	Year-end	Year-average	Year-end	Year-average	Year-end	Year-average
$: HK$	7.8000	7.8000	7.8000	7.8000	7.8000	7.8000
$: RMB	7.1000	7.1000	N/A	N/A	N/A	N/A

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

Adoption of new accounting standard

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company adopted this update beginning April 1, 2025 and the required information was disclosed in Note 17.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Deferred IPO costs

Deferred IPO costs consist of costs incurred in connection with the Company’s planned IPO in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the planned IPO or charged to consolidated statements of operations if the planned IPO is not completed.

Upon the completion of the IPO during the year ended March 31, 2026, all deferred IPO costs, together with the underwriting discounts and commissions, were offset against the gross proceeds from the IPO and recorded as a reduction to additional paid-in capital.

As a result of the IPO completion, no deferred IPO costs remained on the Company’s consolidated balance sheet as of as of March 31, 2026. Deferred offering costs amounted to $883,293 as of March 31, 2025.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method, the Company recognizes the identifiable assets acquired, liabilities assumed and any noncontrolling interests at their respective acquisition-date fair values.

The excess of (i) the aggregate of the consideration transferred, the fair value of any previously held equity interest in the acquiree and the amount of any noncontrolling interest over (ii) the fair value of the identifiable net assets acquired is recognized as goodwill.

The determination of the fair values assigned to assets acquired and liabilities assumed requires management to make significant estimates and assumptions. These estimates may include, among other items, projected future cash flows, discount rates, useful lives of identifiable intangible asset, market participant assumptions and other valuation inputs. Management utilizes information available as of the acquisition date to determine such estimates.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Identifiable intangible assets are recognized separately from goodwill if they meet either the contractual-legal criterion or the separability criterion prescribed by ASC 805.

The Company records deferred tax assets and deferred tax liabilities arising from differences between the acquisition-date fair values assigned to assets acquired and liabilities assumed and their respective tax bases in accordance with ASC 740, Income Taxes.

The purchase price allocation is considered preliminary until the Company obtains all information necessary to finalize the fair values of assets acquired and liabilities assumed. During the measurement period, which shall not exceed one year from the acquisition date, the Company records measurement period adjustments retrospectively as if the accounting had been completed on the acquisition date.

Acquisition-related costs, including legal, accounting, valuation, consulting and other professional fees, are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Goodwill

Goodwill represents the excess of the purchase consideration transferred over the fair value of the identifiable net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment at least annually as of March 31, or more frequently if events or changes in circumstances indicate that the carrying amount of a reporting unit may exceed its fair value.

The Company performs a quantitative impairment test by comparing the estimated fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to such excess, limited to the carrying amount of goodwill allocated to that reporting unit.

The Company estimates the fair value of its reporting units using valuation techniques that are appropriate under the circumstances, including the income approach based on discounted cash flow method. Significant assumptions used in these analyses include expected future cash flows, terminal growth rates, discount rates and other assumptions that market participants would use in estimating fair value.

Impairment losses recognized for goodwill are not subsequently reversed.

Intangible assets

Identifiable intangible assets acquired in a business combination are recorded at their acquisition-date fair values.

Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which represent the periods over which the assets are expected to contribute directly or indirectly to future cash flows.

The estimated useful lives of finite-lived intangible assets are reviewed whenever events or changes in circumstances indicate that the remaining useful lives should be revised.

The Company evaluates finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Recoverability is assessed by comparing the carrying amount of the asset group with the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds its estimated fair value.

Amortization expense is recognized within operating expenses in the accompanying consolidated statements of operations.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

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

Grande Capital is a licensed corporation under the Hong Kong Securities and Futures Ordinance to carry out regulated activities Type 1 “Dealing in securities” and Type 6 “Advisory on corporate finance” under the Hong Kong Securities and Futures Ordinance. Proplus principally engages in supplying course materials in the Chinese Mainland. The Company’s principal revenue streams include:

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

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 24% in average.

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

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

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

The agreements entered into prior to April 1, 2024 do not have a right to payment clause. The initial deposit normally only represents 24% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the achievement of the next milestone as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

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

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

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

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 41% in average.

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

The agreements do not have a right to payment clause. The initial deposit normally only represents 41% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the next milestone instalments as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

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

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 14% in average.

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

The agreements do not have a right to payment clause. The initial deposit normally only represents 14% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the next milestone instalments as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

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

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Course materials supplying

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenue from supplying course materials to the educational institution. Under each course arrangement, the customer specifies the type and requirements of the materials, and the Company charges a fixed price for each set of materials delivered. The Company does not participate in the delivery or administration of the course itself, and its responsibility is limited solely to preparing and providing the requested instructional materials.

Each set of course materials represents a separate performance obligation under ASC 606 because each set of materials provides stand-alone value to the customer and does not require integration with other materials to deliver its intended benefit. The materials are independently consumable and therefore are separately identifiable within the context of the contract. The customer obtains control of the materials upon delivery, at which point the Company has satisfied its performance obligation.

The Company is the principal in these contracts because (i) it has primary responsibility for satisfying the performance obligations that supplying course materials to the educational institution; (ii) the contract price is negotiated directly with the customer, i.e. the educational institution, by the Company.

The transaction price is determined based on the contracted fixed price per material set. Revenue is recognized at a point in time upon delivery of each set of materials to the educational institution, which is when control transfers and the customer has the right to use and benefit from the materials.

Payments for courses are typically received in advance.

The typical length of course can range from 0 to 1 year, depending on the course structure. The Company assesses that there is no significant financing component in these contracts.

As of March 31, 2026 and 2025, the Company had transaction price allocated to the remaining unsatisfied performance obligations under the course arrangement regarding the course materials not yet delivered amounting to $1,264,226 and nil, respectively. The amounts were expected to be recognized within 1 year.

Contract assets

Contract assets include unbilled amounts resulting from advisory services, as the Company’s right to payment is conditional on completion of defined project milestones. Payment is not due until each milestone is achieved, so a contract asset (unbilled revenue) is recorded until invoicing occurs. Contract assets are generally classified as current assets given the short-term nature of these engagements. Contract assets (unbilled revenue) related to general advisory services totaled nil and $197,165 at March 31, 2026 and 2025, respectively. All contract assets are expected to be collected and are included within current assets in the accompanying consolidated balance sheets.

Contract liabilities

The Company generally requires the customers to make initial deposits upon entering into the service contracts and progressive payments throughout the contract terms before the completion of services.

Contract liabilities are recorded for any payments received on such yet to be completed performance obligations. Contract liabilities related to IPO sponsorship services, general advisory services, independent financial advisory services, compliance advisory and course materials supplying services totaled $1,761,619 and $200,911 at March 31, 2026 and 2025, respectively.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

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

Prepayments for software development costs

Prepayments for software development costs primarily relate to internal-use software. Such costs are capitalized in the application development stage in accordance with ASC 350-40, Internal-Use Software, when the preliminary project stage is completed, the management of the Company implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed, and the software will be used to perform the function intended.

The Company accounts for the cost of software developed for internal use by capitalizing qualifying costs, which are substantially incurred during the application development stage. Costs incurred in the preliminary and post-implementation stages of our products are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred. During the years ended March 31, 2026, 2025 and 2024, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred in the plan was $86,675, $72,829 and $62,739, respectively.

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

Deferred tax liabilities arising from acquisition-date fair value adjustments recognized in a business combination are recognized as part of the purchase price allocation in accordance with ASC 805 and ASC 740.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Value added tax (“VAT”)

The Company’s Chinese Mainland entity is subject to VAT at rates ranged from 0% to 13%, on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased and utilized in the production of goods that have generated the gross sales proceeds and service delivered. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

Loss/income per share

The Company computes loss/income per share following ASC 260, Earnings Per Share. Basic loss/income per share is measured as the loss/income available to common shareholders divided by the weighted average common shares outstanding for the period, including Class A Ordinary Shares and Class B Ordinary Shares. Diluted loss/income per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that decrease loss per share or increase income per share) are excluded from diluted loss/income per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended March 31, 2026, 2025 and 2024.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Company’s chief executive officer. The CODM has determined that the Company operates as a single operating segment and uses consolidated net loss/income as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government assistance programs

Government incentives are recorded and presented in the consolidated financial statements on a gross basis as other income. The benefit is generally recorded when all conditions attached to the incentive have been met or are expected to be met and there is reasonable assurance of their receipt.

2022 Reimbursement of Maternity Leave Pay Scheme

The Hong Kong government launched the Reimbursement of Maternity Leave Pay Scheme to reimburse employers for statutory maternity leave pay (“MLP”) paid to female employees who gave birth on or after December 11, 2020. Under the scheme, employers may apply for reimbursement of the MLP for the 11th to 14th weeks of maternity leave (the four additional weeks), subject to a cap of HK$80,000 per eligible employee. The scheme opened for applications on April 1, 2021. To qualify, the Company must have employed the relevant employee and paid the full statutory maternity leave pay for all 14 weeks, the employee’s confinement must have occurred on or after December 11, 2020, and the additional four weeks of MLP must not have been covered by other government funding. All conditions relating to this grant have been fulfilled by the Company. The grant of nil, $2,605 and nil was recognized as other income in the consolidated financial statements for the years ended March 31, 2026, 2025 and 2024, respectively.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, other current assets, accrued expenses and other current liabilities and amounts due from/to related parties, have carrying amounts that approximate their fair values due to their short maturities. ASC  820, Fair Value Measurement, requires disclosing the fair value of financial instruments held by the Company. ASC  825, Financial Instruments, defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, other current assets, accrued expenses and other current liabilities and amounts due from to related parties, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization. The three levels of valuation hierarchy are defined as follows:

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

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in the ASU require public entities to disclose specified information about certain costs and expenses. Additionally, in January 2025, FASB issued ASU No. 2025-01, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date to clarify the effective date of ASU 2024-03. This ASU is effective for annual periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on the audited consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the audited consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and statements of cash flows.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 3 — ACCOUNTS RECEIVABLE, NET AND ACCOUNTS RECEIVABLE, NET – RELATED PARTY

Accounts receivable, net and accounts receivables, net – related party consists of the following:

	March 31,
	2026	2025
Accounts receivable, gross	$73,872	$1,288,000
Accounts receivable – related party, gross	769,231	-
Less: allowance for expected credit loss	(8,275)	(100,535)
Total	$834,828	$1,187,465

The aging analysis of gross accounts receivable, including related party balance, based on the due date is as follow:

	March 31,
	2026	2025
Not yet past due	$-	$6,410
Within 30 days past due	416,180	1,028,984
31 to 60 days past due	407,693	-
Over 90 days	19,230	252,606
Total	$843,103	$1,288,000

The movement of allowances for expected credit loss is as follow:

	March 31,
	2026	2025
Balance at beginning of the year	$(100,535)	$(4,306)
Provision	(122,278)	(96,229)
Write-offs	214,538	-
Ending balance	$(8,275)	$(100,535)

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	March 31,
	2026	2025
Prepaid expenses, gross	$178,636	$22,682
Prepayment for internal use software costs	802,817	-
Deposits, gross	30,490	28,743
Receivable from disposal of equity security (see Note 15)	85,347	-
Other receivables	764	-
Less: allowance for expected credit loss	(668)	(166)
Total	1,097,386	51,259
Portion classified as non-current asset	(802,817)	-
Current portion	$294,569	$51,259

Prepayment for internal-use software costs of $802,817 was the cost incurred in application development stage. The cost will be capitalized as internal-use software when the preliminary project stage is completed, the management of the Company implicitly and explicitly authorizes and commits to funding the project and it is probable that the project will be completed, and the software will be used to perform the intended function.

The movement of allowances for expected credit loss is as follow:

	March 31,
	2026	2025
Balance at beginning of the year	$(166)	$(165)
Provision	(502)	(1)
Ending balance	$(668)	$(166)

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 5 — LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

Leasehold improvement and equipment, net consist of the following:

	March 31,
	2026	2025
At cost:
Leasehold improvement	$83,167	$83,167
Office equipment and others	206,917	206,917
	290,084	290,084
Less: accumulated depreciation	(190,178)	(154,522)
Total	$99,906	$135,562

Depreciation expense for the years ended March 31, 2026, 2025 and 2024 was $35,656, $18,745 and $20,267, respectively.

NOTE 6 — ACQUISITION

On October 1, 2025, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Proplus pursuant to the terms of the SPA dated October 1, 2025.

The acquisition was undertaken to expand the Company’s operations, enhance its service offerings, increase its customer base and generate expected operational synergies. The Company believes the acquisition strengthens its competitive position and provides opportunities for future growth.

The acquisition has been accounted for as a business combination under ASC 805, using the acquisition method of accounting.

Under the acquisition method, the Company recognized the assets acquired and liabilities assumed based on their respective estimated fair values as of September 30, 2025.

The fair values assigned to the identifiable assets acquired and liabilities assumed were determined with the assistance of an independent valuation specialist.

The following table summarizes the consideration transferred for the acquisition and the amounts of identified assets acquired and liabilities assumed at the acquisition date:

Fair value of consideration transferred:
Cash	$10,000,000
Total purchase consideration	$10,000,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$145,532
Prepayment	1,142
Prepayments for software development costs	802,817
Intangible asset	2,338,028
Other payables and accrued liabilities	(119,882)
Amounts due to related parties	(6,654)
Contract liabilities	(1,741,094)
Deferred tax liability	(584,507)
Total identifiable net assets	$835,382
Goodwill	$9,164,618

Goodwill is attributable to the assembled workforce and anticipated synergies arising from the acquisition. The goodwill recognized is not deductible for income tax purposes.

Since the acquisition date, Proplus contributed revenues of $478,541 and net loss of $1,911,850 to the Company’s consolidated results of operations for the year ended March 31, 2026.

Pro forma financial information

The following unaudited supplemental pro forma information presents the consolidated results of operations as if the acquisition had occurred on April 1, 2024. The unaudited supplemental pro forma information is presented for illustrative purposes only and does not necessarily indicate the results of operations that would have been achieved had the acquisition been completed on April 1, 2024, nor is it indicative of future operating results.

	March 31,
	2026	2025
Revenue	$2,744,284	$4,338,827
Net (loss) income	$(4,450,926)	$1,616,505

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 7 — GOODWILL

The following table summarizes the changes in the carrying amount of goodwill:

	March 31,
	2026	2025
Balance at beginning of the year	$—	$—
Goodwill recognized related to acquisition	9,164,618	—
Impairment loss recognized	(1,942,266)	—
Ending balance	$7,222,352	$—

The Company performs its annual goodwill impairment assessment as of March 31, or more frequently whenever events or changes in circumstances indicate that the carrying amount of a reporting unit may exceed its estimated fair value.

The fair value of the reporting unit was estimated using the income approach, specifically a discounted cash flow method, which estimates the present value of the future cash flows expected to be generated by the reporting unit.

The valuation incorporated significant estimates and assumptions, including:

expected future cash flows;
terminal growth rate;
discount rate; and
assumptions that a market participant would use in pricing the reporting unit.

Management believes the assumptions utilized in the valuation are reasonable and consistent with the assumptions that market participants would use under the circumstances.

The annual goodwill impairment assessment, which reflected management’s estimates and assumptions regarding the reporting unit’s future cash flows and other key valuation inputs as of the annual testing date, took into consideration the challenging economic and market conditions in the Chinese Mainland. Based on the assessment, the estimated fair value of the reporting unit, determined using the income approach (discounted cash flow method), was lower than its carrying amount. Accordingly, the Company recognized a goodwill impairment loss of $1,942,266 during the year ended March 31, 2026.

NOTE 8 — INTANGIBLE ASSET

Intangible asset consisted of the following:

	March 31,
	2026	2025
At cost:
Backlog	$2,338,028	$—
	2,338,028	—
Less: accumulated amortization	(438,380)	—
Total	$1,899,648	$—

The acquired backlog is considered a finite-lived intangible asset and is amortized on a straight-line basis over its estimated useful life of 32 months.

Amortization expense for the year ended March 31, 2026, 2025 and 2024 was $438,380, nil and nil, respectively.

The following table summarizes the estimated future amortization expense of the finite-lived intangible asset as of March 31, 2026:

For the year ending March 31,
2027	$876,761
2028	876,761
2029	146,126
Total remaining amortization expense	$1,899,648

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 9 — CONCENTRATIONS OF RISK

Customer concentrations

For the years ended March 31, 2026, 2025 and 2024, revenue from top five customers of the Company accounted for an aggregate of 72.2%, 57.2% and 78.1% of the Company’s total revenue, respectively. Customer D is a related party of the Company. And there were two, one and three customers that each accounted for 10% or more of total revenues for the years ended March 31, 2026, 2025 and 2024, respectively. Customers accounting for 10% or more of the Company’s revenue were as follows:

	March 31,
	2026		2025		2024
Customer A	N/A	*	N/A	*	28.2%
Customer B	N/A	*	N/A	*	25.2%
Customer C	N/A	*	N/A	*	18.9%
Customer D	29.9%		30.8%		N/A *
Customer E	14.4%		N/A	*	N/A *

*	Revenue from these customers is individually less than 10% of the total revenue of the Company for the respective year.

As of March 31, 2026, 2025 and 2024, there were one, two and four customers each with accounts receivable accounting for 10% or more of the Company’s total accounts receivable, respectively. The details are as follows:

	March 31,
	2026		2025		2024
Customer A	N/A	*	N/A	*	47.7%
Customer F	N/A	*	N/A	*	16.1%
Customer G	N/A	*	N/A	*	16.1%
Customer H	N/A	*	N/A	*	16.1%
Customer D	91.2%		59.7%		N/A *
Customer I	N/A	*	19.9%		N/A *

*	Accounts receivable from these customers is individually less than 10% of the total accounts receivable of the Company for the respective year.

NOTE 10 — DEFERRED IPO COSTS

Deferred IPO costs consisted of the following:

	March 31,
	2026	2025
Legal fees	$—	$294,881
Accounting related fees	—	278,830
Underwriting fees	—	120,220
Other miscellaneous fees	—	189,362
Total	$—	$883,293

As a result of the IPO completion during the year ended March 31, 2026, all deferred IPO costs, together with the underwriting discounts and commissions, were offset against the gross proceeds from the IPO and recorded as a reduction to additional paid-in capital.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 11 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	March 31,
	2026	2025
Accrued staff costs	$7,070	$6,239
Accrued administrative expenses	35,571	54,888
VAT payable	105,962	—
Other payables	58,261	217,680
Total	$206,864	$278,807

NOTE 12 — CONTRACT ASSETS, NET AND CONTRACT LIABILITIES

Contract assets, net consisted of the following:

	March 31,
	2026	2025
Contract assets, gross	$—	$197,435
Less: allowance for expected credit loss	—	(270)
Total	$—	$197,165

The movement of contract assets, gross is as follows:

	March 31,
	2026	2025
Balance at beginning of the year	$197,435	$—
Amounts reclassified to accounts receivable upon billing	(197,435)	—
Additions	—	197,435
Total	$—	$197,435

The movement of allowances for expected credit loss is as follow:

	March 31,
	2026	2025
Balance at beginning of the year	$(270)	$—
Reversal (Provision)	270	(270)
Ending balance	$—	$(270)

Contract liabilities are recognized when the Company receives initial deposits from customers. Contract liabilities will be recognized as revenue when promised services are provided. The Company’s contract liabilities are generally recognized as revenue within one year.

The movement of contract liabilities is as follows:

	March 31,
	2026	2025
Balance at beginning of the year	$200,911	$196,515
Additions	482,372	200,911
Acquisition of a subsidiary	1,741,094	—
Recognized to revenue during the year	(662,758)	(196,515)
Ending balance	$1,761,619	$200,911

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 13 — LEASES

The Company has an operating lease for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Prime Rate ranged from 5.250% to 5.500% during the year ended March 31, 2026, was not applicable for the year ended March 31, 2025, and ranged from 5.875% to 6.125% during the year ended March 31, 2024, was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

As of March 31, 2026 and 2025, the right-of-use asset was $419,980 and $160,708, respectively.

As of March 31, 2026 and 2025, lease liabilities consists of the following:

	March 31,
	2026	2025
Lease liabilities – current portion	$158,018	$160,708
Lease liabilities – non-current portion	261,962	—
Total	$419,980	$160,708

During the years ended March 31, 2026, 2025 and 2024, the Company incurred total operating lease expenses of $191,537, $165,868 and $165,868, respectively.

Other lease information is as follows:

	March 31,
	2026	2025
Weighted-average remaining lease term – operating leases	2.7 years	1.0 year
Weighted-average discount rate – operating leases	5.27%	5.88%

The following is a schedule of future minimum payments under operating leases as of March 31, 2026:

Within 12 months	$176,348
More than 12 months and within 24 months	148,143
More than 24 months and within 36 months	127,381
Total lease payments	451,872
Less: imputed interest	(31,892)
Total operating lease liabilities, net of interest	$419,980

NOTE 14 — EQUITY

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

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 14 — EQUITY (cont.)

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

There were 17,750,000 and 10,000,000 Class A Ordinary Shares issued and outstanding as of March 31, 2025 and 2024, respectively, and there were 5,000,000 and nil Class B Ordinary Shares issued and outstanding as of March 31, 2025 and 2024, respectively.

As discussed in Note 2 to these consolidated financial statements, during the year ended March 31, 2026, the Company completed its IPO and the subsequent exercise of the Over-allotment Option, resulting in the issuance of a total of 2,156,250 Class A Ordinary Shares. As a result, there were 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares issued and outstanding as of March 31, 2026.

Dividends

On June 25, 2024, the Company declared and made dividends of $0.077 per ordinary shares in the amount of $769,231 to its ordinary shareholders. For the year ended March 31, 2026, no dividend was declared.

IPO and Over-allotment option

As discussed in Note 2 to these consolidated financial statements, the Company completed its IPO during the year ended March 31, 2026. In connection with the IPO, the Company issued 1,875,000 Class A ordinary shares at a public offering price of $5.00 per share.

Subsequently, the underwriter exercised its Over-allotment option in full, resulting in the issuance of an additional 281,250 Class A ordinary shares at the same offering price.

The IPO and the Over-allotment option generated total gross proceeds of $10,781,250, before deducting underwriting discounts, commissions and offering expenses. Total net proceeds of $8,621,139 were received and recorded as an increase to Class A Ordinary Shares and additional paid-in capital during the year.

NOTE 15 — INVESTMENT IN EQUITY SECURITIES

During August 2025, the Company entered into an external investment arrangement through which it obtained beneficial ownership of 66,667 shares of ALT5 Sigma Corporation (“ALT5 Sigma”), which was subsequently renamed AI Financial Corporation, a company listed on the NASDAQ Stock Market.

The Company invested through an external investment arrangement that provides the Company with beneficial ownership of equity interests in a publicly traded company. Accordingly, the investment is accounted for as equity securities in accordance with ASC 321, Investments—Equity Securities, and is measured at fair value based on the quoted market price of the underlying shares, consistent with the fair value measurement framework under ASC 820.

As ALT5 Sigma’s shares are actively traded in an open market, the investment is classified within Level 1 of the fair value hierarchy.

During December 2025, the equity securities were disposed of for consideration of $85,347. The Company recognized a loss on disposal of equity securities of approximately $414,653 during the year, reflecting the decline in the quoted market price of ALT5 Sigma’s shares. Such loss is presented within “Loss on disposal of equity securities” in the consolidated statements of operations. As of March 31, 2026, the outstanding consideration of $85,347 from the disposal was included within “Prepaid expenses and other current assets” in the consolidated balance sheets.

Subsequent to March 31, 2026 and prior to the issuance date of these consolidated financial statements, the Company received the outstanding balance of $85,347 in full.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 16 — EMPLOYEE BENEFIT PLANS

Hong Kong

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

Chinese Mainland

As stipulated by the regulations of the Chinese Mainland, full-time employees of the Company in the Chinese Mainland participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries.

NOTE 17 — PROVISION FOR INCOME TAXES

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

Chinese Mainland

Under the PRC Enterprise Income Tax Law, the statutory enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations as determined in accordance with ASC 740 are as follows:

	March 31,
	2026	2025	2024
Current taxes	$20,629	$294,179	$291,282
Deferred taxes	(109,595)	—	42,789
Income tax (benefit) expenses	$(88,966)	$294,179	$334,071

The effective tax rates on (loss) income before income tax for the years ended March 31, 2026, 2025 and 2024 was 2.45%, 15.37% and 15.67%, respectively.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 17 — PROVISION FOR INCOME TAXES (cont.)

As previously disclosed for the years ended March 31, 2025 and 2024, prior to the adoption of ASU 2023-09, a reconciliations of the differences between the Hong Kong statutory income tax rate and the Company’s effective income tax rate are as follows:

	March 31,
	2025	2024
Hong Kong statutory income tax rate	16.50%	16.50%
– Non-taxable income	(0.10)%	(0.10)%
– Non-deductible expenses	0.99%	0.16%
– Temporary difference not recognized	(0.90)%	0.12%
– Tax reduction	(0.01)%	(0.02)%
– Income tax at concessionary rate	(1.11)%	(0.99)%
Effective tax rate	15.37%	15.67%

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in BVI was 0% for the Company for the years presented. For purposes of the rate reconciliation, the Company used the Hong Kong statutory income tax rate of 16.5%, which is the tax jurisdiction from which the majority of the Company’s earnings are derived. The following table presents the Company’s income tax rate reconciliation as required by ASU No. 2023-09 for the year ended March 31, 2026. See Note 2 for additional details regarding the adoption of ASU No. 2023-09.

	March 31,
	2026
	Amount	Percentage
Statutory income tax rate	$(598,318)	16.50%
Foreign tax effect:
Chinese Mainland statutory rate differential	(2,637)	0.07%
Chinese Mainland preferential tax rate	(82,517)	2.28%
Nontaxable or nondeductible items:
Nontaxable income	(16,879)	0.47%
Nondeductible expenses	523,407	(14.44)%
Change in valuation allowance	87,978	(2.43)%
Effective tax rate	$(88,966)	2.45%

The amount of cash paid for income taxes for the year ended March 31, 2026 is as follows:

March 31,
2026
Hong Kong	$84,258
Chinese Mainland	8,026
Total	$92,284

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 17 — PROVISION FOR INCOME TAXES (cont.)

The Company measures deferred tax asset and liability based on the difference between the consolidated financial statements and tax bases of asset and liability at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	March 31,
	2026	2025
Deferred tax asset:
Tax loss carryforwards	$87,978	$-
Gross deferred tax asset	87,978	-
Valuation allowance	(87,978)	-
Total deferred tax asset	-	-
Deferred tax liability:
Intangible asset	(474,912)	-
Gross deferred tax liability	(474,912)	-
Deferred tax liability, net	$(474,912)	$-

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

As of March 31, 2026, the Company had net operating loss carryforwards of approximately $533,201, all of which arose in Hong Kong. Hong Kong tax losses may be carried forward indefinitely. A full valuation allowance has been provided against the related deferred tax asset as the Company has determined that it is more likely than not that these deferred tax asset will not be realized.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. As of March 31, 2026, 2025 and 2024, the Company has no uncertain tax positions.

The Company files income tax returns in Hong Kong and the Chinese Mainland. The Company’s tax returns from inception through March 31, 2026 remain open and subject to examination. The Company is not currently under examination by any taxing authorities.

The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company has not recognized interest or penalties in its consolidated statements of operations since inception.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 18 — DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the years ended March 31, 2026, 2025 and 2024 are as follows:

	March 31,
Total revenues as of:	2026	2025	2024
IPO sponsorship services	$105,497	$257,775	$2,872,152
Underwriting and placing services	—	—	469,667
Referral services	—	1,594,619	—
Referral services – related party	769,231	—	—
General advisory services	817,662	1,648,747	594,872
Independent financial advisory services	173,590	98,910	145,949
Compliance advisory services	232,353	738,776	446,556
Course materials supplying	478,541	—	—
Total	$2,576,874	$4,338,827	$4,529,196

NOTE 19 — REGULATORY REQUIREMENTS

The following table illustrates the minimum liquid capital as established by the Securities and Futures Commission of Hong Kong that the Company’s subsidiary is required to maintain as of March 31, 2026 and 2025 and the actual amounts of capital that were maintained:

Capital requirements as of March 31, 2026	Minimum liquid capital requirements	Capital levels maintained
Grande Capital	$384,615	$833,950

Capital requirements as of March 31, 2025	Minimum liquid capital requirements	Capital levels maintained
Grande Capital	$384,615	$2,465,656

The Company’s operation subsidiary maintains a capital level greater than the minimum liquid capital requirements and it is in compliance with the minimum liquid capital established by the Securities and Futures Commission of Hong Kong.

NOTE 20 — RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended March 31, 2026 is $834,828.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 20 — RISKS (cont.)

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

Other current assets

The Company assessed the impairment for other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have had no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other current assets as of March 31, 2026 and 2025 is $668 and $166, respectively.

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

If interest rate on bank balances had been 1% higher or lower with all other variables held constant, the Company’s post tax profit for the years ended March 31, 2026, 2025 and 2024 would have increased or decreased by approximately $14,515, $20,661 and $27,687, respectively.

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of changes in foreign currency exchange rates.

The Company’s monetary assets and liabilities are primarily denominated in HK$ and RMB, which are the functional currencies of its Hong Kong and Chinese Mainland operating subsidiaries, respectively. Under the Linked Exchange Rate System in Hong Kong, HK$ is pegged to $; accordingly, in the opinion of management of the Company, the foreign currency risk associated with $ is considered insignificant.

The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the Chinese Mainland or remittances of RMB out of the Chinese Mainland, as well as exchanges between RMB and foreign currencies, are subject to the rules and regulations of foreign exchange control promulgated by the PRC government. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of RMB into other currencies.

The Company currently does not use foreign currency hedging instruments to manage its foreign currency exposures. However, the directors closely monitor the related foreign currency exposure and will consider entering into foreign currency hedging arrangements should the need arise.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 20 — RISKS (cont.)

D.	Economic and political risks

The Company’s operations are mainly conducted in Hong Kong and the Chinese Mainland. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong and the Chinese Mainland are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong and the Chinese Mainland, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 21 — RELATED PARTY TRANSACTIONS

A.	Names and relationship of related parties:

The following table sets forth the Company’s related parties and their relationships with the Company:

Name	Relationship with the Company
Yujie, Chen	Chief executive officer, director and beneficial shareholder of the Company
Grande Holding Limited	Controlling shareholder
Weijiang, Zhu	Director of certain subsidiaries of the Company
Tin Duk Victor, Chang	Shareholder of Wicens International Securities Limited, holding 49% equity interest
Ji Feng Hong Kong Limited	Company for which Yujie, Chen served as a director
Yellow River Securities Limited	Company for which Yujie, Chen has served as a director since November 5, 2025

B.	Summary of balances with related parties:

	March 31,
Amounts due to related parties	2026	2025
Grande Holding Limited	$(2,612,698)	$(1,821,726)
Weijiang, Zhu	(5,950)	—
Total	(2,618,648)	(1,821,726)

	March 31,
Amounts due from related parties	2026	2025
Tin Duk Victor, Chang	$—	$6
Ji Feng Hong Kong Limited	2,248	—
Less: allowance for expected credit loss	(18)	—
Total	$2,230	$6

The movement of allowances for expected credit loss is as follow:

	March 31,
	2026	2025
Balance at beginning of the year	$-	$-
Provision	(18)	-
Ending balance	$(18)	$-

As of March 31, 2026 and 2025, the balances with related parties are unsecured, interest-free, and have no fixed terms of repayment. During the years ended March 31, 2026, 2025, and 2024, the Company repaid nil, $30,389, and 5,730, respectively, to these related parties. Advances of $788,026, nil and nil were received from these related parties during the year ended March 31, 2026, 2025 and 2024, respectively.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

C.	Summary of related party transactions:

A summary of trade transactions with related parties for the years ended March 31, 2026, 2025 and 2024 are listed below:

	March 31,
Consultation fee paid to senior management	2026	2025	2024
Tak Kai Raymond, Tam	$—	$—	$5,769
Total	$—	$—	$5,769

	March 31,
Referral services income received from a related party	2026	2025	2024
Yellow River Securities Limited	$769,231	$—	$—
Total	$769,231	$—	$—

NOTE 22 — SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For purposes of internal reporting and management’s operating review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which represents the Company’s consolidated operations. Accordingly, the Company has one reportable segment. The CODM assesses performance and decides how to allocate resources based on consolidated net income as reported on the consolidated statements of operations. The CODM regularly reviews all expense categories presented in the consolidated statements of operations. Accordingly, the Company has determined that the significant expense categories are those presented in the consolidated statements of operations. There are no other significant segment items regularly provided to the CODM that are not already included in the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

Geographic information

The Company generates revenues principally from services provided in Hong Kong and the Chinese Mainland. Revenue by geographic area, based on the location where the services are provided, consisted of the following:

	March 31,
	2026	2025	2024
Hong Kong	$2,098,333	$4,338,827	$4,529,196
Chinese Mainland	478,541	—	—
Total	$2,576,874	$4,338,827	$4,529,196

Long-lived assets by geographic area, based on the location of the assets, consisted of the following:

	March 31,
	2026	2025
Hong Kong	$519,886	$296,270
Chinese Mainland	1,899,648	-
Total	$2,419,534	$296,270

Long-lived assets consist primarily of leasehold improvements and equipment, operating lease right-of-use assets and intangible asset.

NOTE 23 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to March 31, 2026 to the date of July 30, 2026, these consolidated financial statements were issued, except for the following non-recognized events, the Company has determined that it does not have any material events to disclose.

On July 16, 2026, the Company entered into an Ordinary Share Purchase Agreement with White Lion Capital, LLC, pursuant to which the Company may, from time to time and over a period of 36 months, issue and sell up to an aggregate gross purchase price of $40,000,000 of its Class A ordinary shares, subject to the terms and conditions of the Ordinary Share Purchase Agreement.

On the same date, the Company also entered into a Registration Rights Agreement with the investor, pursuant to which the Company agreed to file a registration statement covering the resale of the shares issuable under the Ordinary Share Purchase Agreement, subject to the terms of the agreement.

The Company is evaluating the timing and extent of any future issuances under the Ordinary Share Purchase Agreement. No shares had been issued under the Ordinary Share Purchase Agreement as of the date these consolidated financial statements were issued.

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Grande Group.

Condensed balance sheets
As of March 31, 2026 and 2025
(Stated in U.S. Dollars)

	2026	2025
ASSETS
Cash	$19,795	$6,423
Prepayments and other current assets	157,216	—
Due from a subsidiary	—	255,846
Total current asset	177,011	262,269

Investments in subsidiaries	11,865,444	1,538,469
TOTAL ASSETS	$12,042,455	$1,800,738

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	$64,294	—
Due to related parties	2,599,984	$1,800,625
Due to subsidiaries	896,983	—
TOTAL LIABILITIES	3,561,261	1,800,625

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, par value $0.00001 per share, 4,950,000,000 shares authorized; 19,906,250 and 17,750,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	199	178
Class B Ordinary Shares, par value $0.00001 per share, 50,000,000 shares authorized; 5,000,000 and 5,000,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	50	50
Subscription receivables	(128)	(128)
Additional paid-in capital	9,504,411	—
(Accumulated deficit) Retained earnings	(1,023,338)	13
Total shareholders’ equity	8,481,194	113

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,042,455	$1,800,738

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

Condensed statements of operations
For the years ended March 31, 2026, 2025 and 2024
(Stated in U.S. Dollars)

	2026	2025	2024
Expenses
General and administrative expenses	$(694,904)	$—	$—
Total operating expenses	(694,904)	—	—

Other (expense) income
Interest income	86,206	13	—
Loss on disposal of equity securities	(414,653)	—	—
Total other (expense) income	(328,447)	13	—

(Loss) Income before taxes	(1,023,351)	13	—
Provision for income taxes	—	—	—
Net (loss) income	$(1,023,351)	$13	$—

Condensed statements of cash flows
For the years ended March 31, 2026, 2025 and 2024
(Stated in U.S. Dollars)

	2026	2025	2024
Cash flows from operating activities:
Net (loss) income	$(1,023,351)	$13	$—
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Allowance for expected credit loss	427	—	—
Loss on disposal of equity securities	414,653	—	—
Changes in operating assets and liabilities:
Prepayments and other current assets	(72,296)	—	—
Accrued expenses and other current liabilities	24,294	—	—
Net cash (used in) provided by operating activities	(656,273)	13	—

Cash flow from investing activities:
Incorporation of subsidiaries	(52)	—	—
Subscription of new shares of a subsidiary	(326,923)	—	—
Investment in equity securities	(500,000)	—	—
Acquisition of a subsidiary	(10,000,000)	—	—
Net cash used investing activities	(10,826,975)	—	—

Cash flow from financing activities:
Advance from related parties and subsidiaries	1,952,188	6,410	—
Net proceeds from initial public offering	9,778,479	—	—
Payments of offering costs related to initial public offering	(234,047)	—	—
Net cash provided by financing activities	11,496,620	6,410	—

Net increase in cash	13,372	6,423	—
Cash at beginning of the year	6,423	—	—
Cash at end of the year	$19,795	$6,423	$—

Supplementary cash flows information:
Non-cash investing and financing activities:
Dividends directly paid by a subsidiary to shareholders	$—	$769,231	$—
Investment in a subsidiary recorded in amounts due to related parties	$—	$7	$—
Recognition of deferred initial public offering costs recorded in accrued expenses and other liabilities	$40,000	$—	$—

(i)	Basis of presentation

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

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Grande Group exceed 25% of the consolidated net assets of Grande Group. A significant portion of the Company’s operations and revenue are conducted and generated by its operating subsidiaries, including Grande Capital, which is licensed by the Securities and Futures Commission of Hong Kong, and Shenzhen Zhenjing Investment Consulting Co., Ltd., a wholly-owned subsidiary incorporated in the Chinese Mainland. The ability of these operating subsidiaries to pay dividends to the Company may be restricted due to applicable regulatory requirements. Grande Capital is subject to the minimum paid-up capital and liquid capital requirements imposed under the Hong Kong Securities and Futures Ordinance to maintain its business license. In addition, distributions by the Chinese Mainland subsidiary are subject to the applicable laws and regulations of the Chinese Mainland, including requirements relating to statutory reserves and the availability of retained earnings for distribution.

As of March 31, 2026 and 2025, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.